



Great Southern Bancorp, Inc.

2009 ANNUAL REPORT FOR SHAREHOLDERS



PROGRESS AS PROMISED



ANNUAL MEETING

The 21st Annual Meeting of Shareholders will be held at 10:00 a.m. CDT on Wednesday, May 12, 2010, at the Great Southern Operations Center, 218 S. Glenstone, Springfield, Missouri.


OPERATIONS CENTER

CORPORATE PROFILE

Great Southern Bank was founded in 1923 with a $5,000 investment, four employees and 936 customers. Today, it has grown to $3.6 billion in total assets, with more than 1,000 dedicated associates serving in excess of 214,000 customers.

Headquartered in Springfield, Mo., the Company operates 72 retail banking centers and more than 200 ATMs in Missouri, Iowa, Kansas and Nebraska. The Company also serves lending needs through a loan production office in Rogers, Ark. Beyond traditional banking services, customers can also look to Great Southern for help with investment, insurance and travel services.

Great Southern Bancorp, Inc., the holding company for Great Southern Bank, is a public company and its common stock (ticker: GSBC) is listed on the NASDAQ Global Select Stock Exchange.

CORPORATE MISSION

The Company's mission is to build winning relationships with our customers, associates, shareholders and communities. We carry out our mission through our core values of teamwork, mutual respect, doing what's right and uncompromising ethical standards.

We are deeply committed to our relationships with our four constituencies.

We build winning relationships with our customers and help them make their lives better and easier with our products and services.

We build winning relationships with our associates, who have chosen our company to share their skills and talents and who deserve the opportunity to reach their full potential.

We build winning relationships with our shareholders, who have entrusted us with their wealth and financial future, and with our communities, upon which our company's strength, prosperity and future rest.

STOCK INFORMATION

The Company's Common Stock is listed on The NASDAQ Global Select Market under the symbol "GSBC".

As of December 31, 2009, there were 13,406,403 total shares of common stock outstanding and approximately 2,300 shareholders of record.

The last sale price of the Company's Common Stock on December 31, 2009, was $21.36.

HIGH/LOW STOCK PRICE	Year Ended December 31, 2009		Year Ended December 31, 2008	
	HIGH	LOW	HIGH	LOW
First Quarter	$15.26	$ 9.04	$21.81	$15.32
Second Quarter	22.96	13.16	15.95	7.73
Third Quarter	24.47	18.33	15.50	7.82
Fourth Quarter	24.60	20.68	13.15	7.03

DIVIDEND DECLARATIONS	Year Ended December 31, 2009	Year Ended December 31, 2008
First Quarter	$.180	$.180
Second Quarter	.180	.180
Third Quarter	.180	.180
Fourth Quarter	.180	.180

GENERAL INFORMATION

CORPORATE HEADQUARTERS
1451 E. Battlefield
Springfield, MO 65804
1 (800) 749-7113

MAILING ADDRESS
P.O. Box 9009, Springfield, MO 65808

DIVIDEND REINVESTMENT
For details on the automatic reinvestment of dividends in common stock of the Company call:
1 (800) 725-6651 or write:

Great Southern Bancorp, Inc.
Shareholder Relations
P.O. Box 9009
Springfield, MO 65808

FORM 10-K
The Annual Report on Form 10-K filed with the Securities and Exchange Commission may be obtained from the Company's Web site at www.greatsouthernbank.com or without charge by request to:

Rex Copeland
Treasurer
Great Southern Bancorp, Inc.
P.O. Box 9009, Springfield, MO 65808

INVESTOR RELATIONS
Teresa Chasteen-Calhoun
or Kelly Polonus
Great Southern Bank
P.O. Box 9009, Springfield, MO 65808

AUDITORS
BKD, LLP
P.O. Box 1190
Springfield, MO 65801- 1190

LEGAL COUNSEL
Silver, Freedman & Taff, L.L.P.
3299 K St., NW, Suite 100
Washington, DC 20007

Carnahan, Evans, Cantwell & Brown
P.O. Box 10009
Springfield, MO 65808

TRANSFER AGENT AND REGISTRAR
Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016

LAW OFFICES
SILVER, FREEDMAN & TAFF, L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS
3299 K STREET, N.W., SUITE 100
WASHINGTON, D.C. 20007
PHONE: (202) 295-4500
FAX: (202) 337-5502
WWW.SFTLAW.COM

WRITER'S DIRECT DIAL NUMBER
(202) 295-4525

April 9, 2010


SEC MAIL
RECEIVED
PROCESSING
APR 09 2010
WASH, D.C.
SECTION

VIA MESSENGER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Great Southern Bancorp, Inc.

Dear Sir/Madam:

On behalf of Great Southern Bancorp, Inc. (the "Company"), enclosed are seven copies of the Company's Annual Report to Stockholders for the fiscal year ended December 31, 2009 (the "Annual Report"). The Annual Report is being provided to stockholders together with the Company's notice of annual meeting of stockholders, proxy statement and form of proxy relating to the Company's upcoming annual meeting of stockholders (filed via EDGAR). The Annual Report is submitted herewith solely for the information of the Securities and Exchange Commission and is not to be deemed "soliciting material" or filed with the Securities and Exchange Commission.

Kindly acknowledge receipt of these materials by stamping and returning to our messenger the attached duplicate copy of this letter.

Sincerely,

Craig M. Scheer, P.C.

Enclosures

cc: Rex A. Copeland
Martin L. Meyrowitz, P.C.

BUILDING ON



LE MARS
SIOUX CITY
SOUTH
SIOUX CITY
ONAWA
FORT CALHOUN
BELLEVUE
ANKENY
JOHNSTON
WEST
DES MOINES
NEWTON
MONROE



PRAIRIE VILLAGE
DE SOTO
OLATHE
SPRING HILL
OTTAWA
PAOLA
OSAWATOMIE
IOLA
NEVADA
LAMAR
PARSONS

A SOLID FOUNDATION



IOWA
NEBRASKA
KANSAS
MISSOURI
ARKANSAS
LEE'S SUMMIT
OVERLAND PARK
COLUMBIA
CREVE COEUR
OSAGE BEACH
CLIMAX SPRINGS
GREENVIEW
CAMDENTON
STOCKTON
LEBANON
BUFFALO
JOPLIN
REPUBLIC
SPRINGFIELD
CABOOL
OZARK
AURORA
NIXA
AVA
NEOSHO
KIMBERLING CITY
WEST PLAINS
BRANSON
THAYER
ROGERS

TO OUR SHAREHOLDERS



On last year's Great Southern Annual Report cover we declared that our Company was "Poised and Positioned." We reported that we were poised and positioned to serve our customers' changing needs, to navigate successfully through the recession, and to take advantage of acquisition opportunities that would likely arise during 2009.

We said in the 2008 Report: "We expect that 2009 will be another difficult year for the industry, but our hard work in 2008 to reposition the Company and the balance sheet will help us better manage through the current recession and position us for future growth. Our number one business development goal in 2009 is to generate deposits and to expand customer relationships. Our focus on doing what is right for our customers, our communities and our shareholders will be key to our success."



Joseph W. Turner
President and Chief Executive Officer

William V. Turner
Chairman of the Board

We are now pleased to present this year's Annual Report entitled "Progress as Promised," which is a reflection of our well-positioned Company and our accomplishments in 2009.

2009 – Progress as Promised

In 2009, the Company experienced unprecedented growth and delivered record financial results. Our well-capitalized position and historically high liquidity levels enabled us to make the Great Southern franchise more diverse and expansive while enhancing the Company's long-term value. We added 33 new banking centers - 31 through two FDIC-assisted transactions and two through de novo openings - in primarily all new markets to bring our banking center network total to 72 in four states. More importantly, we welcomed 306 talented associates and customers in 48,000 households to Great Southern. The Company ended the year at $3.6 billion in assets, up from $2.7 billion at Dec. 31, 2008, representing a 33% increase. Total deposits were up $805.9 million, or 42.2%, and total gross loans, including FDIC-covered loans, increased $376.1 million, or 21.5%, from the end of 2008. We reported record annual earnings available to common shareholders of $61.7 million, or $4.44 per diluted common share.

FDIC-Assisted Acquisitions

The FDIC-assisted acquisitions of certain assets and the assumptions of certain liabilities of Paola, Kan.-based

TeamBank, N.A. in March 2009 and Sioux City, Iowa-based Vantus Bank in September 2009 have contributed much to our Company. These transactions were not only compelling financial transactions, but more importantly, excellent strategic opportunities for us. The Company provided financial details about these transactions in *Current Reports on Form 8-K/A in 2009*.

In 2009, one-time non-interest income gains totaling $89.8 million (pre-tax) were recorded as a result of the TeamBank ($43.9 million) and Vantus Bank ($45.9 million) transactions. The gains were based upon the estimated fair value of the assets acquired and liabilities assumed. Additional income may be recognized in future periods as loans are collected. The fair value of the assets acquired totaling $1.1 billion are covered by FDIC loss share agreements, which substantially protect the Company from losses in both loan portfolios. These acquisitions have also importantly generated additional deposits, liquidity and capital for the Company.

The TeamBank acquisition added 16 banking centers with six locations in the Kansas City metropolitan area, five facilities in eastern Kansas, two locations in southwestern Missouri and three in metropolitan Omaha, Neb. The Vantus Bank acquisition added 15 locations with eight banking centers in the Sioux City area in northwestern Iowa, one location in South Sioux City, Neb., and six offices in central Iowa, including four in the Des Moines market area.

Both organizations were attractive to us in that they had been in existence for decades, had built strong customer relationships and their markets complemented our existing footprint very well. Operational integration is complete for both organizations and we are very pleased with the quality of our new markets both in terms of customer relationships and our new associates. Customer deposit retention has been excellent with more than 98% of deposits retained since the acquisition date of both institutions. This stellar retention rate is reflective of the excellent customer relationships that had been built prior to the acquisitions and the exceptional work done by the same local associates throughout the transition to Great Southern. We are delighted with the skill sets of our newest associates and the contributions they are making. We understand that transitions can be difficult and we appreciate their patience and dedication.

De Novo Growth

As market conditions warrant, the Company maintains a strategy of opening two to three banking centers per year in strategic markets. In May 2009, we opened our first retail banking center in the St. Louis market with a full-service location in Creve Coeur, Mo. This facility complements our loan production office and two Great Southern Travel agencies already serving this market and is the Company's most successful banking center opening to date generating more than $95 million in customer deposits.

In September 2009, we also strengthened our presence in Lee's Summit, Mo., a part of the Kansas City metropolitan area, by opening our second banking center in this growing market. Great Southern now operates eight retail banking centers in the Kansas City area, which includes offices acquired in the TeamBank acquisition.

2009 Record Performance

The headline for 2009 will be related to the acquisitions and the one-time gains we recorded as a result. But more importantly, people who follow our company will be looking at our core operations and its potential earnings power in the future. Overall, our core operating engine is doing well, especially in this economic environment. As expected in 2009, provisions for loan losses remained high and we had significant increases in expenses primarily related to higher FDIC deposit insurance premiums, the FDIC-assisted acquisitions and a higher level of foreclosure expenses. We know there is definitely room for improvement in our operations and we will continue to focus and pay attention to our revenue and expense drivers moving forward. We have to continually look at how we're serving our customers and if we're doing it by the most effective and efficient means. Our core operating engine needs to continue to get stronger and more diverse as we come out of the recession and move into recovery.

As stated above, our assets grew by approximately $900 million, or 33%, to $3.6 billion in 2009. As of Dec. 31, 2009, total stockholders' equity was $298.9 million (8.2% of total assets), and common stockholders' equity was $242.9 million (6.7% of total assets), equivalent to a book value of $18.12 per common share. Net income available to common stockholders was $61.7 million, or $4.44 per diluted common share, for the year ended Dec. 31, 2009.

The capital position of the Company continued to be strong throughout 2009, significantly exceeding the "well capitalized" thresholds established by regulators. Our 2009 earnings contributed to increases in common stockholders' equity, our tangible common equity, and our regulatory capital ratios. We continue to participate in the U.S. Treasury's Capital Purchase Program (CPP). Our management team and Board of Directors regularly review our participation in the program. The Company would be in a strong "well capitalized" position without the CPP funds; however, we have no immediate plans to repay the funds due to the continued uncertainty in the economy and potential opportunities for growth in the next 12 to 18 months.

Total gross loans, including FDIC-covered loans, increased $376.1 million, or 21.5%, from Dec. 31, 2008. As compared to Dec. 31, 2008, and excluding FDIC-covered loans, construction and land development loan balances were down $222.9 million, or 41.0%, while we saw increases in balances in commercial real estate loans, commercial business loans, and single-family and multi-family real estate loans. Consumer loan balances were down slightly from the end of 2008 as demand was sluggish.

As expected, credit quality and the resolution of non-performing assets remained a focus for our Company. We saw periodic increases and decreases in non-performing loans and foreclosed assets throughout the year. Non-performing assets, excluding FDIC-covered non-performing assets, at Dec. 31, 2009, were $65.0 million, a decrease of $860,000 from Dec. 31, 2008. Non-performing assets as a percentage of total assets were 1.79% at Dec. 31, 2009, compared to 2.48% at Dec. 31, 2008. Compared to Dec. 31, 2008, non-performing loans decreased $6.7 million to $26.5 million while foreclosed assets increased $5.8 million to $38.5 million. Construction and land development loans comprised $8.7 million, or 33%, of the total $26.5 million of non-performing loans at Dec. 31, 2009.

Problem credits continued to migrate through the credit resolution process. Net charge-offs were $24.9 million in the year ended Dec. 31, 2009. To remain well reserved against inherent credit losses, the allowance for loan losses increased $10.9 million, or 37.5%, to $40.1 million at December 31, 2009, compared to $29.2 million at December 31, 2008. We believe our reserve is adequate and is appropriate for current conditions. The ratio of allowance for loan losses to total loans, excluding FDIC-covered loans, was 2.35% as of Dec. 31, 2009, and 1.66% at Dec. 31, 2008.

The Company's liquidity position remained at historic high levels. We saw significant improvement in our deposit mix in 2009. Total deposits increased by 42.2% since Dec. 31, 2008, primarily due to the FDIC-assisted acquisitions which added $868.4 million in non-brokered deposits, and also due to strong core deposit growth in our original Great Southern footprint. The deposit mix shifted considerably with a 66.1% reduction in brokered deposits and an increase in demand deposit accounts and retail certificates of deposit by 106% and 147%, respectively. The Company also experienced growth in CDARS® customer deposits during 2009 with an increase of $190.9 million, or 113.4%.

Our strong performance enabled us to continue to give back to the communities we serve - all over our expanded franchise. Both acquired organizations shared in the same philanthropic philosophy as Great Southern and held the same belief that our Company can only be as strong as the communities we serve. We're proud to report that in 2009 we invested more than $325,000 in charitable contributions and sponsorships. Hundreds of volunteer hours were also generously given by our associates.

2010 – More Progress Ahead

We believe that the economic environment will remain challenging for the foreseeable future, but will offer opportunities for well-positioned institutions like Great Southern.

We expect the landscape to change on many fronts; whether it's regulatory reform, rising interest rates or competitive pressures. We are anticipating many changes in our industry and our objective is to have the Company appropriately positioned to comply with whatever new rules come along, mitigate the associated risks of operating in a rising interest rate environment, and to deliver our products and services better than anyone else in our markets as customer preferences evolve. Strategic


Five Year Cumulative Total Return**
Great Southern Bancorp
NASDAQ Financial
NASDAQ Composite
$160
140
120
100
80
60
40
20
0
$72.04
DEC 04
DEC 05
DEC 06
DEC 07
DEC 08
DEC 09

** The graph above compares the cumulative total stockholder return on GSBC Common Stock to the cumulative total returns of the NASDAQ U.S. Stock Index and the NASDAQ Financial Stocks Index for the period from December 31, 2004 through December 31, 2009. The graph assumes that $100 was invested in GSBC Common Stock on December 31, 2004 and that all dividends were reinvested.


Net Income***
$4.44
(per share of common stock)
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
JUN '90†
JUN '95
DEC '00
DEC '05
DEC '09

† Figure stated is as if the Company was publicly traded for all of the fiscal year 1990 (conversion was in Dec. 1989).

opportunities that may become available through FDIC-assisted transactions are very much on the radar and will be a focus during the year.

Our most important objective in 2010, like every other year, is to focus on our customers and their ever-changing needs. The core of our overall strategy is to acquire, retain and deepen customer relationships. With our expanded footprint and more diverse customer base, it's critical that we consistently deliver our products and services with unmatched service excellence everywhere we operate and in the most effective and efficient manner. We know that we have a "proving ground" with customers in many of our new markets. We'll work hard to increase our recognition in these communities and to make the Great Southern sun logo a welcome and familiar sight.

Credit quality and the resolution of non-performing assets are also top objectives in 2010. While we are working through many of our problem credits and making progress, we expect non-performing assets, loan loss provisions and net charge-offs to continue to be elevated, but at manageable levels. Based upon the current lending environment and economic conditions, the Company does not expect to grow the overall loan portfolio significantly at this time. Like all banks, our capacity to lend is affected by many factors, including customer demand, credit quality, funding availability, regulatory demands, and general economic conditions. Moving forward, we will continue to adhere to our sound lending principles in a way that balances our commitment to customers with our responsibility to manage risk appropriately and deliver value for investors. We know that sound lending is vital to our country's economic recovery and our future success.

The number of bank failures in 2010 is expected to surpass 2009 levels. The pace of failures is expected to accelerate in the coming months now that the FDIC's Deposit Insurance Fund has been replenished and FDIC staffing constraints are being remedied. Our Company will continue to look for more opportunities to enhance our franchise through additional FDIC-assisted transactions. We know that this unique window of opportunity will close as the banking industry heals itself and the majority of the weaker players will be consolidated through FDIC-assisted transactions and other deals in the next year or two. Bidding on FDIC deals has become highly competitive as more and more entities, including private investment groups, have entered into the bidding process. Based on the current bidding environment, we'll continue to analyze the playing field and submit bids that we believe make long-term financial and operational sense for our Company.

The Company expects to expand its banking center network by three locations in 2010, regardless of whether we are a successful bidder in FDIC-assisted transactions. The first banking center should open in May 2010 in Rogers, Ark., representing the Company's first retail banking presence in the Northwest Arkansas region. The Company announced its intention to branch into Arkansas in February 2010 by acquiring a bank charter from another Arkansas-based institution. The banking center will operate in the same location as the Company's loan production office and travel agency.

Additionally, the Company will build its first facility in Forsyth, Mo., which is part of the Branson, Mo., market area. Located east of Branson, the facility will complement the Company's four banking centers operating in this region with three locations in Branson and one in Kimberling City, Mo. A second full-service banking center will also open in the St. Louis metropolitan area. The banking center will be located in Des Peres, Mo., and is approximately seven miles from the Company's Creve Coeur,



Total Assets
in billions
$3.64
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
DEC '90
DEC '95
DEC '00
DEC '05
DEC '09
Total Deposits
in billions
$2.71
2.5
2.0
1.5
1.0
0.5
0.0
DEC '90
DEC '95
DEC '00
DEC '05
DEC '09
Total Loans
in billions
$2.09
2.0
1.5
1.0
0.5
0.0
DEC '90
DEC '95
DEC '00
DEC '05
DEC '09
Commercial Real Estate & Construction Loans (1)
in millions
$759.6
800
700
600
500
400
300
200
100
0
DEC '90
DEC '95
DEC '00
DEC '05
DEC '09

*** All per share amounts have been adjusted to reflect stock splits. The Company converted to a calendar year in December 1998; therefore prior years' net income numbers will reflect a June 30 fiscal year end.

(1) Excludes loans covered by loss sharing agreements.

Mo., facility. Both of these banking centers are expected to open in late 2010.

No doubt, 2010 will be a challenging year. However, we are confident that progress will continue as we build out our growing company. Our performance in 2009 further bolstered our desire and confidence to come out of this recession even stronger and more valuable than before the recession hit. We will not merely survive the recession, we believe that we are positioned to thrive.

None of this, of course, would be possible without our team of associates. 2009 was probably one of the most challenging of many of our associates' careers. Many went well beyond the call of duty. We are humbled to work with such a great team and are grateful to each and every associate for their hard work and commitment to serve our customers and communities.

We would also like to thank our customers; you are the reason we exist. We understand that trust and confidence in our Company is paramount, and we are committed to preserving and strengthening this trust and confidence for years to come.

To the Great Southern Board of Directors, we appreciate your guidance and wisdom throughout 2009. Your knowledge, management expertise and thoughtful questions and advice guided us well in our Company's most successful year yet.

And finally, we thank our stockholders for your investment and continued long-term support. Our commitment to provide a superior long-term return on your investment and to keep your interests in mind as we go about our daily work is stronger than ever.

As always, we welcome your thoughts and suggestions.

Sincerely,



William V. Turner



Joseph W. Turner

SELECTED CONSOLIDATED FINANCIAL DATA

	December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands)				
Summary Statement of Condition Information:					
Assets	$3,641,119	$2,659,923	$2,431,732	$2,240,308	$ 2,081,155
Loans receivable, net	2,091,394	1,721,691	1,820,111	1,674,618	1,514,170
Allowance for loan losses	40,101	29,163	25,459	26,258	24,549
Available-for-sale securities	764,291	647,678	425,028	344,192	369,316
Foreclosed assets held for sale, net	41,660	32,659	20,399	4,768	595
Deposits	2,713,961	1,908,028	1,763,146	1,703,804	1,550,253
Total borrowings	591,908	500,030	461,517	325,900	355,052
Stockholders' equity (retained earnings substantially restricted)	298,908	234,087	189,871	175,578	152,802
Common stockholders' equity	242,891	178,507	189,871	175,578	152,802
Average loans receivable	2,028,067	1,842,002	1,774,253	1,653,162	1,458,438
Average total assets	3,403,059	2,522,004	2,340,443	2,179,192	1,987,166
Average deposits	2,483,264	1,901,096	1,784,060	1,646,370	1,442,964
Average stockholders' equity	274,684	183,625	185,725	165,794	150,029
Number of deposit accounts	173,842	95,784	95,908	91,470	85,853
Number of full-service offices	72	39	38	37	35

The tables on pages 6, 7 and 8 set forth selected consolidated financial information and other financial data of the Company. The selected balance sheet and statement of operations data, insofar as they relate to the years ended December 31, 2009, 2008, 2007, 2006 and 2005, are derived from our Consolidated Financial Statements, which have been audited by BKD, LLP. See Item 6, "Selected Consolidated Financial Data," Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," and Item 8, "Financial Statements and Supplementary Information" in the Company's Annual Report on Form 10-K. Results for past periods are not necessarily indicative of results that may be expected for any future period.

SELECTED CONSOLIDATED FINANCIAL DATA

	For the Year Ended December 31,				
	2009	2008	2007	2006	2005
Summary Statement of Operations Information:	(Dollars in thousands)				
Interest income:					
Loans	$ 123,463	$ 119,829	$ 142,719	$ 133,094	$ 98,129
Investment securities and other	32,405	24,985	21,152	16,987	16,366
	155,868	144,814	163,871	150,081	114,495
Interest expense:					
Deposits	54,087	60,876	76,232	65,733	42,269
Federal Home Loan Bank advances	5,352	5,001	6,964	8,138	7,873
Short-term borrowings and repurchase agreements	6,393	5,892	7,356	5,648	4,969
Subordinated debentures issued to capital trust	773	1,462	1,914	1,335	986
	66,605	73,231	92,466	80,854	56,097
Net interest income	89,263	71,583	71,405	69,227	58,398
Provision for loan losses	35,800	52,200	5,475	5,450	4,025
Net interest income after provision for loan losses	53,463	19,383	65,930	63,777	54,373
Noninterest income:					
Commissions	6,775	8,724	9,933	9,166	8,726
Service charges and ATM fees	17,669	15,352	15,153	14,611	13,309
Net realized gains on sales of loans	2,889	1,415	1,037	944	983
Net realized gains (losses) on sales of available-for-sale securities	2,787	44	13	(1)	85
Realized impairment of available-for-sale securities	(4,308)	(7,386)	(1,140)	—	(734)
Late charges and fees on loans	672	819	962	1,567	1,430
Change in interest rate swap fair value net of change in hedged deposit fair value	1,184	6,981	1,632	1,498	—
Change in interest rate swap fair value	—	—	—	—	(6,600)
Interest rate swap net settlements	—	—	—	—	3,408
Initial gain recognized on business acquisition	89,795	—	—	—	—
Accretion of income related to business acquisition	2,733	—	—	—	—
Other income	2,588	2,195	1,829	1,847	952
	122,784	28,144	29,419	29,632	21,559
Noninterest expense:					
Salaries and employee benefits	40,450	31,081	30,161	28,285	25,355
Net occupancy expense	12,506	8,281	7,927	7,645	7,589
Postage	2,789	2,240	2,230	2,178	1,954
Insurance	5,716	2,223	1,473	876	883
Advertising	1,488	1,073	1,446	1,201	1,025
Office supplies and printing	1,195	820	879	931	903
Telephone	1,828	1,396	1,363	1,387	1,068
Legal, audit and other professional fees	2,778	1,739	1,247	1,127	1,410
Expense on foreclosed assets	4,959	3,431	608	119	268
Write-off of trust preferred securities issuance costs	—	—	—	783	—
Other operating expenses	4,486	3,422	4,373	4,275	3,743
	78,195	55,706	51,707	48,807	44,198
Income (loss) before income taxes	98,052	(8,179)	43,642	44,602	31,734
Provision (credit) for income taxes	33,005	(3,751)	14,343	13,859	9,063
Net income (loss)	$ 65,047	$ (4,428)	$ 29,299	$ 30,743	$ 22,671
Preferred stock dividends and discount accretion	$ 3,353	$ 242	$ —	$ —	$ —
Net income (loss) available to common shareholders	$ 61,694	$ (4,670)	$ 29,299	$ 30,743	$ 22,671

SELECTED CONSOLIDATED FINANCIAL DATA

	At or For the Year Ended December 31,				
	2009	2008	2007	2006	2005
	(Dollars in thousands, except per share data)				
Per Common Share Data:					
Basic earnings per common share	$4.61	$(0.35)	$ 2.16	$2.24	$1.65
Diluted earnings per common share	4.44	(0.35)	2.15	2.22	1.63
Cash dividends declared	0.72	0.72	0.68	0.60	0.52
Book value per common share	18.12	13.34	14.17	12.84	11.13
Average shares outstanding	13,390	13,381	13,566	13,697	13,713
Year-end actual shares outstanding	13,406	13,381	13,400	13,677	13,723
Year-end fully diluted shares outstanding	13,382	13,381	13,654	13,825	13,922
Earnings Performance Ratios:					
Return on average assets[1]	1.91%	(0.18)%	1.25%	1.41%	1.14%
Return on average stockholders' equity[2]	29.72	(2.47)	15.78	18.54	15.11
Non-interest income to average total assets	3.61	1.12	1.25	1.36	1.08
Non-interest expense to average total assets	2.15	2.07	2.18	2.23	2.21
Average interest rate spread[3]	2.98	2.74	2.71	2.83	2.73
Year-end interest rate spread	3.56	3.02	3.00	2.95	3.05
Net interest margin[4]	3.03	3.01	3.24	3.39	3.13
Efficiency ratio[5]	36.88	55.86	51.28	49.37	55.28
Net overhead ratio[6]	(1.31)	1.09	0.95	0.88	1.14
Common dividend pay-out ratio	15.35	N/A	31.63	27.03	31.90
Asset Quality Ratios:[8]					
Allowance for loan losses/year-end loans	2.35%	1.66%	1.38%	1.54%	1.59%
Non-performing assets/year-end loans and foreclosed assets	2.99	3.69	2.99	1.46	1.09
Allowance for loan losses/non-performing loans	151.38	87.84	71.77	129.71	151.44
Net charge-offs/average loans	1.44	2.63	0.35	0.23	0.20
Gross non-performing assets/year-end assets	1.79	2.48	2.30	1.12	0.81
Non-performing loans/year-end loans	1.24	1.90	1.92	1.19	1.05
Balance Sheet Ratios:					
Loans to deposits	77.06%	90.23%	103.23%	98.29%	97.67%
Average interest-earning assets as a percentage of average interest-bearing liabilities	102.17	108.98	112.71	114.26	113.05
Capital Ratios:					
Average common stockholders' equity to average assets	6.4%	7.1%	7.9%	7.6%	7.6%
Year-end tangible common stockholders' equity to assets	6.5	6.7	7.7	7.8	7.2
Great Southern Bancorp Inc.:					
Tier 1 risk-based capital ratio	15.0	13.8	10.6	10.7	10.2
Total risk-based capital ratio	16.3	15.1	11.9	11.9	11.4
Tier 1 leverage ratio	8.6	10.1	9.1	9.2	8.4
Great Southern Bank:					
Tier 1 risk-based capital ratio	12.9	10.7	10.4	10.2	10.1
Total risk-based capital ratio	14.2	11.9	11.7	11.5	11.3
Tier 1 leverage ratio	7.4	7.8	9.0	8.9	8.3
Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirement: :[7]					
Including deposit interest	2.30x	0.88x	1.47x	1.55x	1.57x
Excluding deposit interest	6.29x	0.33x	3.69x	3.95x	3.29x

(1) Net income (loss) divided by average total assets.

(2) Net income (loss) divided by average stockholders' equity.

(3) Yield on average interest-earning assets less rate on average interest-bearing liabilities.

(4) Net interest income divided by average interest-earning assets.

(5) Non-interest expense divided by the sum of net interest income plus non-interest income.

(6) Non-interest expense less non-interest income divided by average total assets.

(7) In computing the ratio of earnings to fixed charges and preferred stock dividend requirement: (a) earnings have been based on income before income taxes and fixed charges, and (b) fixed charges consist of interest and amortization of debt discount and expense including amounts capitalized and the estimated interest portion of rents.

(8) Excludes assets covered by FDIC loss sharing agreements.



Great Southern Bancorp, Inc.
2009 Financial Information

Contents

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-looking Statements

When used in this Annual Report and in future filings by the Company with the Securities and Exchange Commission (the "SEC"), in the Company's press releases or other public or shareholder communications, and in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "intends" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, including, among other things, (i) expected cost savings, synergies and other benefits from the Company's merger and acquisition activities might not be realized within the anticipated time frames or at all, and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (ii) changes in economic conditions, either nationally or in the Company's market areas; (iii) fluctuations in interest rates; (iv) the risks of lending and investing activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses; (v) the possibility of other-than-temporary impairments of securities held in the Company's securities portfolio; (vi) the Company's ability to access cost-effective funding; (vii) fluctuations in real estate values and both residential and commercial real estate market conditions; (viii) demand for loans and deposits in the Company's market areas; (ix) legislative or regulatory changes that adversely affect the Company's business; (x) monetary and fiscal policies of the Federal Reserve Board and the U.S. Government and other governmental initiatives affecting the financial services industry; (xi) results of examinations of the Company and Great Southern by their regulators, including the possibility that the regulators may, among other things, require the Company to increase its allowance for loan losses or to write-down assets; (xii) the uncertainties arising from the Company's participation in the TARP Capital Purchase Program, including impacts on employee recruitment and retention and other business and practices, and uncertainties concerning the potential redemption by us of the U.S. Treasury's preferred stock investment under the program, including the timing of, regulatory approvals for, and conditions placed upon, any such redemption; (xiii) costs and effects of litigation, including settlements and judgments; and (xiv) competition. The Company wishes to advise readers that the factors listed above could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements.

The Company does not undertake-and specifically declines any obligation-to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Allowance for Loan Losses and Valuation of Foreclosed Assets

The Company believes that the determination of the allowance for loan losses involves a higher degree of judgment and complexity than its other significant accounting policies. The allowance for loan losses is calculated with the objective of maintaining an allowance level believed by management to be sufficient to absorb estimated loan losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates of, including, among others, expected default probabilities, loss once loans default, expected commitment usage, the amounts and timing of expected future cash flows on impaired loans, value of collateral, estimated losses, and general amounts for historical loss experience.

The process also considers economic conditions, uncertainties in estimating losses and inherent risks in the loan portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from management estimates, additional provisions for loan losses may be required that would adversely impact earnings in future periods. In addition, the Bank's regulators could require additional provisions for loan losses as part of their examination process. The Bank's latest annual regulatory examination was completed in November 2009.

Additional discussion of the allowance for loan losses is included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, under the section titled "Item 1. Business - Allowances for Losses on Loans and Foreclosed Assets." Judgments and assumptions used by management in the past have resulted in an overall allowance for loan losses that has been sufficient to absorb estimated loan losses. Inherent in this process is the evaluation of individual significant credit relationships. From time to time certain credit relationships may deteriorate due to payment performance, cash flow of the borrower, value of collateral, or other factors. In these instances, management may have to revise its loss estimates and assumptions for these specific credits due to changing circumstances. In some cases, additional losses may be realized; in other instances, the factors that led to the deterioration may improve or the credit may be refinanced elsewhere and allocated allowances may be released from the particular credit. For the periods included in these financial statements, management's overall methodology for evaluating the allowance for loan losses has not changed significantly.

In addition, the Company considers that the determination of the valuations of foreclosed assets held for sale involves a high degree of judgment and complexity. The carrying value of foreclosed assets reflects management's best estimate of the amount to be realized from the sales of the assets. While the estimate is generally based on a valuation by an independent appraiser or recent sales of similar properties, the amount that the Company realizes from the sales of the assets could differ materially from the carrying value reflected in these financial statements, resulting in losses that could adversely impact earnings in future periods.

Acquisition Fair Value Estimates

The Company considers that the determination of the initial fair value of loans acquired in the March 20, 2009 and September 4, 2009, FDIC-assisted transactions and the initial fair value of the related FDIC indemnification assets involve a high degree of judgment and complexity. The carrying value of the acquired loans and the FDIC indemnification assets reflect management's best estimate of the amounts to be realized on each of these assets. The Company determined current fair value accounting estimates of the assumed assets and liabilities in accordance with FASB ASC 805 (SFAS No. 141(R), *Business Combinations*). However, the amount that the Company realizes on these assets could differ materially from the carrying value reflected in its financial statements, based upon the timing of collections on the acquired loans in future periods. Because of the loss sharing agreements with the FDIC on these assets, the Company should not incur any significant losses. To the extent the actual values realized for the acquired loans are different from the estimates, the indemnification asset will generally be impacted in an offsetting manner due to the loss sharing support from the FDIC. Subsequent to the initial valuation, the Company continues to monitor identified loan pools and related loss sharing assets for changes in estimated cash flows projected for the loan pools, anticipated credit losses and changes in the accretable yield. Analysis of these variables requires significant estimates and a high degree of judgment. See Note 5 "Acquired Loans, Loss Sharing Agreements and FDIC Indemnification Assets" to the Consolidated Financial Statements for additional information.

Goodwill and Intangible Assets

Goodwill and intangibles assets that have indefinite useful lives are subject to an impairment test at least annually and more frequently if circumstances indicate their value may not be recoverable. Goodwill is tested for impairment using a process that estimates the fair value of each of the Company's reporting units compared with its carrying value. The Company defines reporting units as a level below each of its operating segments for which there is discrete financial information that is regularly reviewed. As of December 31, 2009, the Company has two reporting units to which goodwill has been allocated – the Bank and the Travel division (which is a division of a subsidiary of the Bank). If the fair value of a reporting unit exceeds its carrying value, then no impairment is recorded. If the carrying value amount exceeds the fair value of a reporting unit, further testing is completed comparing the implied fair value of the reporting unit's goodwill to its carrying value to measure the amount of impairment. Intangible assets that are not amortized will be tested for impairment at least annually by comparing the fair values to those assets to their carrying values. At December 31, 2009, goodwill consisted of $379,000 at the Bank reporting unit and $875,000 at the Travel reporting unit. Other identifiable intangible assets that are subject to amortization are amortized on a straight-line basis over periods ranging from three to seven years. At December 31, 2009, the amortizable intangible assets consisted of core deposit intangibles of $4.9 million at the Bank reporting unit and $31,000 of non-compete agreements at the Travel reporting unit. These amortizable intangible assets are reviewed for impairment if circumstances indicate their value may not be recoverable based on a comparison of fair value. See Note 1 "Summary of Significant Accounting Policies" to the Consolidated Financial Statements for additional information.

For purposes of testing goodwill for impairment, the Company used a market approach to value its reporting units. The market approach applies a market multiple, based on observed purchase transactions for each reporting unit, to the metrics appropriate for the valuation of the operating unit. Significant judgment is applied when goodwill is assessed for impairment. This judgment may include developing cash flow projections, selecting appropriate discount rates, identifying relevant market comparables and incorporating general economic and market conditions.

Based on the Company's goodwill impairment testing, management does not believe any of its goodwill or other intangible assets are impaired as of December 31, 2009. While the Company believes no impairment existed at December 31, 2009, different conditions or assumptions used to measure fair value of reporting units, or changes in cash flows or profitability, if significantly negative or unfavorable, could have a material adverse effect on the outcome of the Company's impairment evaluation in the future.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significant credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The Company's financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses, or capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

General

The profitability of the Company and, more specifically, the profitability of its primary subsidiary, Great Southern Bank (the "Bank"), depends primarily on its net interest income, as well as provisions for loan losses and the level of non-interest income and non-interest expense. Net interest income is the difference between the interest income the Bank earns on its loans and investment portfolio, and the interest it pays on interest-bearing liabilities, which consists mainly of interest paid on deposits and borrowings. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

In the year ended December 31, 2009, Great Southern's net loans increased $365 million, or 21.3%, from $1.72 billion at December 31, 2008, to $2.08 billion at December 31, 2009. The Company added $199.8 million of loans, net of significant discounts, due to its FDIC-assisted acquisition of certain TeamBank loans and other assets and added $226.0 million of loans, net of significant discounts, due to its FDIC-assisted acquisition of certain Vantus Bank loans and other assets. The pre-acquisition loan portfolio decreased by approximately $60.6 million. As loan demand is affected by a variety of factors, including general economic conditions, and because of the competition we face, we cannot be assured that our loan growth will match or exceed the level of increases achieved in prior years. Based upon the current lending environment and economic conditions, the Company does not expect to grow the overall loan portfolio significantly, if at all, at this time. However, some loan categories have experienced increases beyond the additions from the TeamBank and Vantus Bank transactions. The main loan areas experiencing increases in 2009 were commercial real estate loans, one- to four-family and multifamily real estate loans and commercial business loans, partially offset by lower balances in construction loans. In the year ended December 31, 2009, outstanding residential and commercial construction loan balances decreased $222.9 million (excluding loans covered by loss sharing agreements), to $321.0 million at December 31, 2009. In addition, the undisbursed portion of construction and land development loans decreased $19.1 million from $73.9 million at December 31, 2008, to $54.7 million at December 31, 2009. Much of these changes relates to construction loans for which the projects have been completed and the loan has moved to permanent financing, thereby reducing construction loans and increasing commercial real estate loans. The Company's strategy continues to be focused on maintaining credit risk and interest rate risk at appropriate levels given the current credit and economic environments.

In addition, the level of non-performing loans and foreclosed assets may affect our net interest income and net income. While we have not had an overall high level of charge-offs on our non-performing loans prior to 2008, we do not accrue interest income on these loans and do not recognize interest income until the loan is repaid or interest payments have been made for a period of time sufficient to provide evidence of performance on the loans. Generally, the higher the level of non-performing assets, the greater the negative impact on interest income and net income. We expect loan loss provision, non-performing assets and foreclosed assets to remain elevated. In addition, expenses related to the credit resolution process should also remain elevated.

In the year ended December 31, 2009, Great Southern's available-for-sale securities increased $116.6 million, or 18.0%, from $647.7 million at December 31, 2008, to $764.3 million at December 31, 2009. The Company added $111.8 million and $23.1 million of investment securities due to its FDIC-assisted acquisitions of certain investments and other assets of TeamBank and Vantus Bank, respectively. The vast majority of the securities added are agency mortgage-backed securities and agency collateralized mortgage obligations.

In addition, Great Southern had cash and cash equivalents of $444.6 million at December 31, 2009 compared to $167.9 million at December 31, 2008. Cash and cash equivalents increased significantly as a result of the FDIC-assisted transactions. Also in 2009, additional customer deposits were placed with Great Southern, in addition to the deposits added as a part of the FDIC-assisted transactions, resulting in increased liquidity. The Company could elect to utilize these funds by repaying some of its brokered deposits (which it has done to a large extent during 2009) or purchasing additional investment securities, or it may maintain its cash equivalents.

The Company attracts deposit accounts through its retail branch network, correspondent banking and corporate services areas, and brokered deposits. The Company then utilizes these deposit funds, along with Federal Home Loan Bank (FHLBank) advances and other borrowings, to meet loan demand. In the year ended December 31, 2009, total deposit balances increased $805.9 million, or 42.2%. The Company added approximately $512 million of deposits due to its assumption of certain TeamBank deposits and added approximately $350 million of deposits due to its assumption of certain Vantus Bank deposits. With these assumptions, the mix of deposits shifted from brokered deposits to checking deposits and retail certificates of deposits. Interest-bearing transaction accounts increased $434.3 million and non-interest-bearing checking accounts increased $120.1 million. Retail certificates of deposit increased $598.9 million while total brokered deposits decreased $347.4 million. There is a high level of competition for deposits in our markets. While it is our goal to gain checking account and certificate of deposit market share in our branch footprint, we cannot be assured of this in future periods. In addition to these totals at December 31, 2009 and December 31, 2008, were Great Southern Bank customer deposits totaling $359.1 million and $168.3 million, respectively, that are part of the CDARS program which allows bank customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. The FDIC considers these customer accounts to be brokered deposits due to the fees paid in the CDARS program.

Total brokered deposits, excluding the CDARS accounts discussed above, were $273.5 million at December 31, 2009, down from $806.2 million at December 31, 2008. The Company decided to increase the amount of longer-term brokered certificates of deposit in 2008 to provide liquidity for operations and to maintain in reserve its available secured funding lines with the Federal Home Loan Bank (FHLBank) and the Federal Reserve Bank. The addition of the TeamBank deposits created additional liquidity and reduced the need for brokered deposits. The Company had issued new brokered deposits which were fixed rate certificates with maturity terms of generally two to four years, which the Company (at its discretion) may redeem at par generally after six months. As market interest rates on these types of deposits have decreased in recent months, the Company has redeemed or replaced many of these deposits in 2009 in order to lock in cheaper funding rates or reduce some of its excess liquidity. There are no interest rate swaps associated with these brokered certificates.

Our ability to fund growth in future periods may also be dependent on our ability to continue to access brokered deposits and FHLBank advances. In times when our loan demand has outpaced our generation of new deposits, we have utilized brokered deposits and FHLBank advances to fund these loans. These funding sources have been attractive to us because we can create variable rate funding, if desired, which more closely matches the variable rate nature of much of our loan portfolio. While we do not currently anticipate that our ability to access these sources will be reduced or eliminated in future periods, if this should happen, the limitation on our ability to fund additional loans would adversely affect our business, financial condition and results of operations.

Our net interest income may be affected positively or negatively by market interest rate changes. A large portion of our loan portfolio is tied to the "prime rate" and adjusts immediately when this rate adjusts. We also have a portion of our liabilities that will reprice with changes to the Federal Funds rate or the three-month LIBOR rate. We monitor our sensitivity to interest rate changes on an ongoing basis (see "Quantitative and Qualitative Disclosures About Market Risk").

Ongoing changes in the level and shape of the interest rate yield curve pose challenges for interest rate risk management. Beginning in the second half of 2004 and through September 30, 2006, the Board of Governors of the FRB increased short-term interest rates through steady increases to the Federal Funds rate. Other short-term rates, such as LIBOR and short-term U.S. Treasury rates, increased in conjunction with these increases by the FRB. By September 30, 2006, the FRB had raised the Federal Funds rates by 4.25% (from 1.00% in June 2004) and other short-term rates rose by corresponding amounts. However, there was not a parallel shift in the yield curve; intermediate and long-term interest rates did not increase at a corresponding pace. This caused the shape of the interest rate yield curve to become much flatter, which creates different issues for interest rate risk management. On September 18, 2007, the FRB decreased the Federal Funds rate by 50 basis points and many market interest rates began to fall in the following weeks. In the months following September 2007, the FRB reduced the Federal Funds rate by an additional 450 basis points. The Federal Funds rate now stands at 0.25%. However, funding costs for most financial services companies have not declined in tandem with these reductions in the Federal Funds rate. Competition for deposits, the desire for longer term funding and wide credit spreads have kept borrowing costs relatively high in the current environment.

The FRB most recently cut interest rates on December 16, 2008. Great Southern has a significant portfolio of loans which are tied to a "prime rate" of interest. Some of these loans are tied to some national index of "prime," while most are indexed to "Great Southern prime." The Company has elected to leave its “Great Southern prime rate” of interest at 5.00% in light of the current highly competitive funding environment for deposits. This does not affect a large number of customers, as a majority of the loans indexed to “Great Southern prime” are already at interest rate floors which are provided for in individual loan documents. But for the interest rate floors, a rate cut by the FRB generally would have an anticipated immediate negative impact on the Company’s net interest income due to the large total balance of loans which generally adjust immediately as the Federal Funds rate adjusts. Loans at their floor rates are subject to the risk that borrowers will seek to refinance elsewhere at the lower market rate, however. Because the Federal Funds rate is already very low, there may also be a negative impact on the Company's net interest income due to the Company's inability to lower its funding costs in the current environment. Usually any negative impact is expected to be offset over the following 90- to 180-day period, and subsequently is expected to have a positive impact, as the Company's interest rates on deposits and borrowings would normally also go down as a result of a reduction in interest rates by the FRB, assuming normal credit, liquidity and competitive loan and deposit pricing pressures. Any anticipated positive impact will likely be reduced by the change in the funding mix noted above, as well as retail deposit competition in the Company's market areas.

The negative impact of declining loan interest rates has been mitigated by the positive effects of the Company's loans which have interest rate floors. At December 31, 2009, the Company had a portfolio (excluding the loans acquired in the FDIC-assisted transactions) of prime-based loans totaling approximately $830 million with rates that change immediately with changes to the prime rate of interest. Of this total, $715 million also had interest rate floors. These floors were at varying rates, with $133 million of these loans having floor rates of 7.0% or greater and another $514 million of these loans having floor rates between 5.0% and 7.0%. In addition, there were $68 million of these loans with floor rates between 3.25% and 5.0%. At December 31, 2009, $715 million of these loans were at their floor rates. During 2003 and 2004, the Company's loan portfolio had loans with rate floors that were much lower. However, since market interest rates were also much lower at that time, these loan rate floors went into effect and established a loan rate which was higher than the contractual rate would have otherwise been. This contributed to a loan yield for the entire portfolio which was approximately 139 and 55 basis points higher than the "prime rate of interest" at December 31, 2003 and 2004, respectively. As interest rates rose in the second half of 2004 and throughout 2005 and 2006, these interest rate floors were exceeded and the loans reverted back to their normal contractual interest rate terms. At December 31, 2005, the loan yield for the portfolio was approximately 8 basis points higher than the "prime rate of interest," resulting in lower interest rate margins. At December 31, 2006, the loan portfolio yield was approximately 5 basis points lower than the "prime rate of interest." During the latter portion of 2007 and throughout 2008, as the "prime rate of interest" decreased, the Company's loan portfolio again has had loans with rate floors that went into effect and established a loan rate which was higher than the contractual rate would have otherwise been. This contributed to a loan yield for the entire portfolio which was approximately 33 basis points higher than the "prime rate of interest" at December 31, 2007. The loan yield for the portfolio had increased to a level that was approximately 300 and 310 basis points higher than the national "prime rate of interest" at December 31, 2009 and December 31, 2008, respectively. While interest rate floors have had an overall positive effect on the Company's results, they do subject the Company to the risk that borrowers will elect to refinance their loans with other lenders.

The Company's profitability is also affected by the level of its non-interest income and operating expenses. Non-interest income consists primarily of service charges and ATM fees, commissions earned by our travel, insurance and investment divisions, late charges and prepayment fees on loans, gains on sales of loans and available-for-sale investments and other general operating income. In 2009, non-interest income was also affected by the gains recognized on the FDIC-assisted transactions. Non-interest income may also be affected by the Company's interest rate hedging activities. On July 1, 2010, a federal rule will go into effect which prohibits a financial institution from automatically enrolling customers in overdraft protection programs, on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service. This recent federal rule is likely to adversely affect the amount of non-interest income we generate. Operating expenses consist primarily of salaries and employee benefits, occupancy-related expenses, expenses related to foreclosed assets, postage, FDIC deposit insurance, advertising and public relations, telephone, professional fees, office expenses and other general operating expenses.

Non-interest income for 2009 increased $94.6 million primarily as a result of the one-time initial gain of $43.9 million related to the TeamBank transaction and the one-time initial gain of $45.9 million related to the Vantus Bank transaction. These gains were calculated based upon the initial estimated fair value of the assets acquired and liabilities assumed in accordance with FASB ASC 805. ASC 805 allows a measurement period of up to one year to adjust initial fair value estimates as of the acquisition date. Subsequent to the initial fair value estimate calculations for the TeamBank transaction in the first quarter of 2009, additional information was obtained about the fair value of assets acquired and liabilities assumed as of March 20, 2009, which resulted in adjustments to the initial fair value estimates. Most significantly, additional information was obtained on the credit quality of certain loans as of the acquisition date which resulted in increased fair value estimates of the acquired loan pools. The fair values of these loan pools were adjusted and the provisional fair values finalized. These adjustments resulted in a $15.1 million increase to the first quarter 2009 initial one-time gain of $28.8 million. Thus, the final first quarter 2009 gain on the TeamBank transaction was $43.9 million related to the fair value of the acquired assets and assumed liabilities. Other increases in non-interest income were primarily the result of income of $2.7 million recorded due to the discount related to the FDIC indemnification asset recorded in connection with the FDIC-assisted transaction completed in the first quarter of 2009. Deposit account charges increased primarily as a result of the first quarter of 2009 acquisition. Gains on the sales of residential mortgage loans increased due to higher volumes of new purchase and refinance fixed-rate loans. The increase was partially offset by the impairment write-down in value of certain investments. The impairment write-down totaled $4.3 million on a pre-tax basis. It is unclear if or when the values of these investment securities will improve, or whether such values will deteriorate further. Based on these developments, the Company recorded an other-than-temporary impairment. In addition, non-interest income declined due to the change in the fair value of certain interest rate swaps and the related change in fair value of hedged deposits, which resulted in income of $1.2 million in the year ended December 31, 2009, and was $7.0 million in the year ended December 31, 2008. This income is part of a 2005 accounting restatement in which approximately $3.4 million (net of taxes) was charged against retained earnings in 2005. This charge has been recovered in subsequent periods as interest rate swaps matured or were terminated by the swap counterparty.

Total non-interest expense increased in 2009 compared to 2008 due to costs related to the acquisitions of TeamBank and Vantus Bank assets and liabilities, expenses related to FDIC insurance premiums and expenses related to problem loans and foreclosed assets. The Company recorded expenses of operating the acquired banking centers and operational areas beginning in the second quarter of 2009. In addition, other acquisition costs of certain assets and liabilities of TeamBank and Vantus Bank and other related expenses were recorded during 2009. Due to the increase in the level of foreclosed assets, foreclosure-related expenses have increased significantly in 2009 compared to 2008.

In 2009, the FDIC significantly increased insurance premiums for all banks. This resulted in increased expense for the Company due to higher assessable deposits and a higher assessment rate. Due to losses and projected losses to the deposit insurance fund, in addition to the regular quarterly deposit insurance assessments, the FDIC imposed a five basis point special assessment on all insured depository institutions based on assets as of June 30, 2009. This resulted in additional expense of $1.7 million, which was recorded by the Company in the second quarter of 2009. In November 2009, the FDIC amended its assessment regulations to require insured depository institutions to prepay their estimated quarterly regular risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011, and 2012, on December 30, 2009. The Company prepaid $13.2 million, which will be expensed in the normal course of business throughout this three-year period.

In addition to the expense increases noted above, the Company's increase in non-interest expense in the year ended December 31, 2009, compared to 2008, related to the continued growth of the Company. In May 2009, the Company opened banking centers in Creve Coeur, Mo. and Lee's Summit Mo.

Business Initiatives

The Company plans to open two to three banking centers per year as market conditions warrant as part of its overall long-term strategic plan. Construction plans are underway to build full-service banking centers in 2010 in Forsyth, Mo., and Des Peres, Mo. Both banking centers have received necessary regulatory approvals.

The Company will build its first facility in Forsyth, which is part of the Branson, Mo., market area. The facility, located at 15695 Highway 160 and east of Branson, will complement the Company's four banking centers operating in this region with three locations in Branson and one in Kimberling City, Mo. The banking center is expected to open later in 2010.

The full-service banking center in Des Peres will be the Company's second location in the St. Louis metropolitan area. The Des Peres location at 11689 Manchester is approximately seven miles from the Company's Creve Coeur, Mo., banking center, which opened in May 2009 and is the Company's most successful banking center opening to date generating more than $80 million in core deposits. The Company also operates a loan production office and two Great Southern Travel offices in the St. Louis market. The banking center in Des Peres is expected to open in late 2010.

Great Southern will continue its participation in the FDIC's Transaction Account Guarantee Program (a part of the Temporary Liquidity Guarantee Program), which was extended by the FDIC until June 30, 2010. By participating in this program, Great Southern is purchasing additional FDIC insurance coverage for its customers. Great Southern customers with noninterest-bearing deposit accounts, Lawyer's Trust Accounts or IOLTA's, and NOW accounts paying interest at a rate less than 0.50 percent will be fully insured by the FDIC regardless of the account balance. Coverage under the Transaction Account Guarantee Program is in addition to and separate from the coverage available under the FDIC's general deposit insurance rules.

Effect of Federal Laws and Regulations

Federal legislation and regulation significantly affect the banking operations of the Company and the Bank, and have increased competition among commercial banks, savings institutions, mortgage banking enterprises and other financial institutions. In particular, the capital requirements and operations of regulated depository institutions such as the Company and the Bank have been and will be subject to changes in applicable statutes and regulations from time to time, which changes could, under certain circumstances, adversely affect the Company or the Bank.

FDIC-Assisted Acquisitions of Certain Assets and Liabilities

Vantus Bank

On September 4, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss sharing with the Federal Deposit Insurance Corporation (FDIC) to assume all of the deposits and acquire certain assets of Vantus Bank, a full service thrift headquartered in Sioux City, Iowa. The Company provided significant details about this transaction in its *Current Report on Form 8-K/A* filed on November 9, 2009. This transaction is an opportunistic extension of our business initiatives noted above. The loans, commitments and foreclosed assets purchased are covered by a loss sharing agreement between the FDIC and Great Southern Bank which affords Great Southern Bank significant protection. Preliminarily, the Company anticipates buying all primary banking center buildings available for purchase from the FDIC. Acquisition costs of the buildings and related furniture and equipment will be based on current appraisals.

Since the September acquisition, customer deposits have remained stable with a high retention rate. At the end of business on December 11, 2009, the Company merged the former Vantus Bank operational systems into Great Southern's systems. This conversion allows all Great Southern and former Vantus Bank customers to conduct business and have access to consistent products and services at all banking centers throughout the Great Southern franchise. Back office support functions were consolidated shortly after the systems conversion, with operational efficiencies anticipated to be realized beginning in the first quarter of 2010.

As a result of the transaction described above, Great Southern determined current fair value accounting estimates of the assumed assets and liabilities. This resulted in the Company booking a one-time gain of $45.9 million in accordance with FASB ASC 805, in the third quarter of 2009. We expect to recognize additional income in future periods as loans are collected from customers and as reimbursements of losses are collected from the FDIC, but we cannot estimate the timing of this income due to the variables associated with this transaction. Based on the level of discounts expected to be accreted into income in future years, the acquired Vantus Bank loans are not considered non-performing as we have a reasonable expectation to recover both the discounted book balances of such loans as well as a yield on the discounted book balances.

TeamBank

On March 20, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss sharing with the FDIC to assume all of the deposits (excluding brokered deposits) and acquire certain assets of TeamBank, N.A., a full service commercial bank headquartered in Paola, Kansas. The Company provided significant details about this transaction in its *Current Report on Form 8-K/A* filed on June 5, 2009. This transaction is an opportunistic extension of our business initiatives noted above. The loans, commitments and foreclosed assets purchased are covered by a loss sharing agreement between the FDIC and Great Southern Bank which affords Great Southern Bank significant protection. The Company has agreed to buy all primary banking center buildings available for purchase from the FDIC, except the Lee's Summit office, which was closed on July 17, 2009. Acquisition costs of the buildings and related furniture and equipment, which total less than $10 million, are based on current appraisals.

Since the March acquisition, customer deposits have remained stable with a high retention rate. At the end of business on July 24, 2009, the Company merged the former TeamBank operational systems into Great Southern's systems. This conversion allows all Great Southern and former TeamBank customers to conduct business and have access to consistent products and services at all banking centers throughout the Great Southern franchise. Back office support functions were consolidated shortly after the systems conversion, and operational efficiencies were realized beginning in the fourth quarter of 2009.

As a result of the transaction described above, Great Southern determined current fair value accounting estimates of the assumed assets and liabilities. This resulted in the Company booking a one-time gain of $43.9 million in accordance with FASB ASC 805, in the first quarter of 2009. ASC 805 allows a measurement period of up to one year to adjust initial fair value estimates as of the acquisition date. Subsequent to the initial fair value estimate calculations for the TeamBank transaction in the first quarter of 2009, additional information was obtained about the fair value of assets acquired and liabilities assumed as of March 20, 2009, which resulted in adjustments to the initial fair value estimates. Most significantly, additional information (as of the acquisition date) was obtained on the credit quality of certain loans as of the acquisition date which resulted in increased fair value estimates of the acquired loan pools. The fair values of these loan pools were adjusted and the provisional fair values finalized. These adjustments resulted in a $15.1 million increase to the first quarter 2009 initial one-time gain of $28.8 million. Thus, the final first quarter 2009 gain on the TeamBank transaction was $43.9 million related to the fair value of the acquired assets and assumed liabilities. Additional income will be recognized in future periods as loans are collected from customers and as reimbursements of losses are collected from the FDIC, but we cannot estimate the timing of this income due to the variables associated with this transaction. Based on the level of discounts expected to be accreted into income in future years, the acquired TeamBank loans are not considered non-performing as we have a reasonable expectation to recover both the discounted book balances of such loans as well as a yield on the discounted book balances.

Attractiveness of Acquisitions

Great Southern's management has from time to time become aware of acquisition opportunities and has performed various levels of review related to potential acquisitions in the past. These particular transactions were attractive to us for a variety of reasons, including:

- the ability to expand into non-overlapping yet complementary markets—for the most part, these locations were close enough to be operationally efficient, but didn't overlap our existing footprint.
- the very strong market position enjoyed by most of the acquired banking centers. We reviewed market share and total deposits by banking center and realized that many of these locations were as strong or stronger in their markets than our legacy Great Southern banking centers.
- the attractiveness of immediate core deposit growth with low cost of funds. Over the past several years, organic core deposit growth has been exceptionally difficult as financial institutions fought over deposits. These acquisitions allowed

us to immediately increase core deposits by a significant amount at an attractive cost.

- the opportunities to enhance income and efficiency due to duplications of effort and decentralized processes. The Company has historically operated very efficiently, and expects to enhance income by centralizing some duties and removing duplications of effort.

Recent Accounting Pronouncements

In February 2010, the FASB issued Accounting Standards Update No. (ASU) 2010-09, *Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements* (FASB ASU 2010-09). This Update eliminates the requirement for an SEC filer to disclose the date through which subsequent events were reviewed for both issued and revised financial statements. This Update was effective upon issuance for the Company and did not have a material impact on its financial position or results of operations.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, *Improving Disclosures about Fair Value Measurements* (FASB ASU 2010-09), which amends FASB ASC Subtopic 820-10, *Fair Value Measurements and Disclosures*. This Update requires new disclosures to show significant transfers in and out of Level 1 and Level 2 fair value measurements as well as discussion regarding the reasons for the transfers. It also clarifies existing disclosures requiring fair value measurement disclosures for each class of assets and liabilities. The Update describes a class as being a subset of assets and liabilities within a line item on the statement of financial condition which will require management judgment to designate. Use of the terminology "classes of assets and liabilities" represents an amendment from the previous terminology "major categories of assets and liabilities". Clarification is also provided for disclosures of Level 2 and Level 3 recurring and nonrecurring fair value measurements requiring discussion about the valuation techniques and inputs used. These provisions of the Update are effective for interim and annual reporting periods beginning after December 15, 2009. Another new disclosure requires an expanded reconciliation of activity in Level 3 fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than netting the amounts in one number. This requirement is effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of this Update is not expected to have a material impact on the Company's financial position or results of operations.

In January 2010, the FASB issued Accounting Standards Update No. 2010-01, *Accounting for Distributions to Shareholders with Components of Stock and Cash* (FASB ASU 2010-01). This Update is a consensus of the FASB Emerging Issues Task Force and clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a limit on the amount of cash that will be distributed is not a stock dividend for purposes of applying FASB ASC 505, *Equity,* and FASB ASC 260, *Earnings per Share*. The amendments in this Update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Company does not expect the adoption of the amendments to have a material impact on the Company's financial position or results of operations.

In December 2009, the FASB issued Accounting Standards Update No. 2009-17, *Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities* (FASB ASU 2009-17), which impacts FASB ASC 810 (FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities*). The guidance was originally issued in June 2009 as FASB Statement No. 167, *Amendments to FASB Interpretation No. 46(R)*, and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its effect on the entity's financial statements. The guidance will be effective for the Company January 1, 2010. The Company does not expect the adoption of this guidance to have a material impact on the Company's financial position or results of operations.

In December 2009, the FASB issued Accounting Standards Update No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (FASB ASU 2009-16), which amends FASB ASC 860 (SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*). The guidance was originally issued in June 2009 as FASB Statement No. 166, *Accounting for Transfers of Financial Assets,* to enhance reporting about transfers of financial assets, including securitizations and situations where companies have continuing exposure to the risks related to transferred financial assets. The new guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. It also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. This guidance will be effective for the Company January 1, 2010. The Company does not expect the adoption of this guidance to have a material impact on the Company's financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update No. 2009-15, *Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing* (FASB ASU 2009-15). This Update is a consensus of the FASB Emerging Issues Task Force. This Update amends guidance in FASB ASC 470, *Debt,* and FASB ASC 260, *Earnings per Share*, and clarifies how a corporate entity should (1) account for a share-lending arrangement that is entered into in contemplation of a convertible debt offering and (2) calculate earnings per share. This Update is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. Retrospective application is required for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The Company does not expect the adoption of this Update to have a material impact on the Company's financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, *Fair Value Measurements and Disclosures* (FASB ASU 2009-05). This Update provides amendments to Subtopic 820-10, *Fair Value Measurements and Disclosures – Overall,* for the fair value measurement of liabilities. This Update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more specified valuation techniques. The amendments in this Update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. This new guidance was effective for the first reporting period (including interim periods) beginning after issuance. The adoption of this Update did not have a material impact on the Company's financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-04, *Accounting for Redeemable Equity Instruments* (FASB ASU 2009-04). This guidance amends Section 480-10-S99, *Distinguishing Liabilities from Equity,* per EITF Topic D-98, *Classification and Measurement of Redeemable Securities.* The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

Effective July 1, 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. (SFAS) 168, *The FASB Accounting Standards Codification* and *the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162* (FASB ASC 105-10, Generally Accepted Accounting Principles). The FASB Accounting Standards Codification ("FASB ASC") will be the single source of authoritative nongovernmental generally accepted accounting principles ("GAAP") in the United States of America. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative guidance for SEC registrants. All guidance contained in the Codification carries an equal level of authority. All non-grandfathered, non-SEC accounting literature not included in the Codification is superseded and deemed non-authoritative. SFAS No. 168 was effective for the Company's interim and annual financial statements for periods ending after September 15, 2009. Other than resolving certain minor inconsistencies in current GAAP, the FASB ASC is not intended to change GAAP, but rather to make it easier to review and research GAAP applicable to a particular transaction or specific accounting issue. The adoption of this Statement did not have a material impact on the Company's financial position or results of operations. Technical references to GAAP included in these Notes to Consolidated Financial Statements are provided under the new FASB ASC structure with the prior terminology included parenthetically when first used.

In June 2009, the FASB issued an Exposure Draft of a proposed guidance on disclosure about the credit quality of financing receivables and the allowance for credit losses. The purpose of the proposed guidance is to improve the quality of financial reporting by providing disclosure information that allows financial statement users to understand the nature of credit risk inherent in the creditor's portfolio of financing receivables; how that risk is analyzed and assessed in arriving at the allowance for credit losses; and the changes, and reasons for those changes, in both the receivables and the allowance for credit losses. To achieve this objective, this guidance would require disclosure of a creditor's accounting policies for estimating the allowance for credit losses, qualitative and quantitative information about the credit risk inherent in its financing receivables portfolio, the methods used in determining the components of the allowance for credit losses, and quantitative disaggregated information about the change in receivables and the related allowance for credit losses. The FASB continues to deliberate this proposed guidance at this time. As currently written, this proposed guidance would be effective beginning with the first interim or annual reporting period ending after December 15, 2009.

In June 2009, the SEC issued Staff Accounting Bulletin ("SAB") No. 112. This SAB amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The staff is updating the Series in order to bring existing guidance into conformity with recent pronouncements by the FASB, specifically, amendments to FASB ASC 815 and FASB ASC 810.

In May 2009, the FASB issued proposed guidance impacting FASB ASC 829 (FASB Staff Position No. 157-f, *Measuring Liabilities under FASB Statement No. 157*). This proposed guidance would clarify the principles in FASB ASC 820 on the measurement of liabilities. This guidance, if adopted as it is currently written, will be effective for the first reporting period (including interim periods) beginning after issuance. In the period of adoption, entities must disclose any change in valuation technique resulting from the application of this guidance, and quantify its effect, if practicable. The FASB continues to deliberate this proposed guidance at this time.

In May 2009, the FASB issued guidance impacting FASB ASC 855 (SFAS No. 165, *Subsequent Events*). The guidance concerns the recognition or disclosure of events or transactions that occur subsequent to the balance sheet date but prior to the release of the financial statements. The guidance sets forth that management of a public company must evaluate subsequent events for recognition and/or disclosure through the date of issuance. The guidance also defines the recognition and disclosure requirements for Recognized Subsequent Events and Non-Recognized Subsequent Events. Recognized Subsequent Events provide additional evidence about conditions that existed as of the balance sheet date and will be recognized in the entity's financial statements. Non-Recognized Subsequent Events provide evidence about conditions that did not exist as of the balance sheet date and if material will warrant disclosure of the nature of the subsequent event and the financial impact. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and was adopted by the Company at June 30, 2009. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

In April 2009, the FASB issued guidance impacting FASB ASC 820 (FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*). This guidance provides additional guidance for estimating fair value in accordance with FASB ASC 829 (SFAS No. 157, *Fair Value Measurements*), when the volume and level of activity for the asset or liability have significantly decreased. The new guidance also includes guidance on identifying circumstances that indicate a transaction is not orderly. In addition, the guidance requires additional disclosures of valuation inputs and techniques in interim periods and defines the major security types that are required to be disclosed. The guidance was effective for the Company's financial statements beginning with the three months ended June 30, 2009. The adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In April 2009, the FASB issued guidance impacting FASB ASC 320 (FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*). This guidance amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income (OCI) when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. The guidance also requires expanded disclosures. The new guidance was effective for the Company's financial statements beginning with the three months ended June 30, 2009. The adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In conjunction with the issuance of the guidance impacting FASB ASC 320 discussed in the paragraph above, the SEC issued SAB No. 111. This SAB amends Topic 5.M. in the Staff Accounting Bulletin Series entitled Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities (Topic 5.M.) as well as FASB ASC 320. This SAB maintains the SEC's previous views related to equity securities. It also amends Topic 5.M. to exclude debt securities from its scope.

In April 2009, the FASB issued guidance impacting FASB ASC 825 (FSP FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*). This guidance amends FASB ASC 825 (SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*), to require expanded disclosures for all financial instruments that are not measured at fair value through earnings as defined by FASB ASC 825 in interim periods, as well as in annual periods. Also required are disclosures about the fair value of financial instruments in interim financial statements as well as in annual financial statements. The guidance also amends FASB ASC 270 (APB Opinion No. 28, *Interim Financial Reporting*), to require those disclosures in all interim financial statements. The disclosures required by the new guidance were effective for the Company's financial statements beginning with the three months ended June 30, 2009, and are included in *Note 14 to the Consolidated Financial Statements.*

In April 2009, the FASB issued guidance impacting FASB ASC 805-20-25 (FASB Staff Position FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies)*. This guidance addresses application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The new guidance was effective for the Company for business combinations entered into on or after January 1, 2009.

In June 2008, the FASB issued an Exposure Draft of proposed guidance on disclosure of certain loss contingencies. This guidance would amend FASB ASC 450 (SFAS No. 5, *Accounting for Contingencies*) and FASB ASC 805 (SFAS 141(R)). The purpose of the proposed guidance is to improve the quality of financial reporting by expanding disclosures required about certain loss contingencies. Investors and other users of financial information have expressed concerns that current disclosures required in FASB ASC 450 do not provide sufficient information in a timely manner to assist users of financial statements in assessing the likelihood, timing, and amount of future cash flows associated with loss contingencies. If approved as written, this proposed guidance would expand disclosures about certain loss contingencies in the scope of FASB ASC 450 or FASB ASC 805 and would have been effective for fiscal years ending after December 15, 2008, and interim and annual periods in subsequent fiscal years. The FASB continues to deliberate this proposed guidance at this time.

In March 2008, the FASB issued guidance impacting FASB ASC 815 (SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*).This new guidance requires enhanced disclosures about an entity's derivative and hedging activities intended to improve the transparency of financial reporting. Under the new guidance, entities will be required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB ASC 815 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted this guidance effective January 1, 2009. The adoption of the guidance did not have a material effect on the Company's financial position or results of operations. For information about the Company's derivative financial instruments, see *Note 16 to the Consolidated Financial Statements.*

In February 2008, the FASB issued guidance impacting FASB ASC 820, *Fair Value Measurements and Disclosures* (FASB Staff Position No. 157-2). The staff position delays the effective date of certain guidance within FASB ASC 820 (SFAS No. 157, *Fair Value Measurements*) (which was adopted by the Company on January 1, 2008) for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The delay was intended to allow additional time to consider the effect of various implementation issues with regard to the application of FASB ASC 820. This staff position deferred the effective date to January 1, 2009, for items within the scope of the staff position did not have a material effect on the Company's financial position or results of operations.

In December 2007, the FASB issued new guidance impacting FASB ASC 805, *Business Combinations* (SFAS No. 141 (revised), *Business Combinations).* FASB ASC 805 retains the fundamental requirements that the acquisition method of accounting be used for business combinations, but broadens the scope of the original guidance and contains improvements to the application of this method. The guidance requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Costs incurred to effect the acquisition are to be recognized separately from the acquisition. Assets and liabilities arising from contractual contingencies must be measured at fair value as of the acquisition date. Contingent consideration must also be measured at fair value as of the acquisition date. FASB ASC 805 applies to business combinations occurring after January 1, 2009. The Company adopted this guidance on January 1, 2009, and applied it with regard to its March 20, 2009 and September 4, 2009, FDIC-assisted transactions described in *Note 27 to the Consolidated Financial Statements.*

In December 2007, the FASB issued guidance impacting FASB ASC 810, *Consolidation* (SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51),* which requires that a noncontrolling interest in a subsidiary be accounted for as equity in the consolidated statement of financial position and that net income include the amounts for both the parent and the noncontrolling interest, with a separate amount presented in the income statement for the noncontrolling interest share of net income. FASB ASC 810 also expands the disclosure requirements and provides guidance on how to account for changes in the ownership interest of a subsidiary. The new guidance in FASB ASC 810 was adopted by the Company on January 1, 2009. Based on its current activities, the adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

Comparison of Financial Condition at December 31, 2009 and December 31, 2008

During the year ended December 31, 2009, the Company increased total assets by $981.2 million to $3.6 billion. Most of the increase was attributable to the cash, loans, FDIC indemnification asset and investment securities acquired in the FDIC-assisted transactions of TeamBank and Vantus Bank. Net loans increased by $365.1 million; the net increase in loans added from TeamBank was $199.8 million and the net increase in loans added from Vantus Bank was $226.0 million at December 31, 2009. The main loan areas experiencing increases during 2009 were commercial real estate loans, commercial business loans and one- to four-family and multi-family real estate loans, partially offset by significantly lower balances in construction loans. In the year ended December 31, 2009, the disbursed portion of residential and commercial construction loan balances decreased $222.9 million (excluding loans covered in by loss sharing agreements). The Company's strategy continues to be focused on maintaining credit risk and interest rate risk at appropriate levels given the current credit and economic environments. The Company does not expect to grow the loan portfolio significantly at this time. Related to the loans purchased in the FDIC-assisted transactions, the Company recorded an asset with a remaining balance of $141.5 million which represents an estimate of the remaining fair value of the FDIC indemnification of losses in the TeamBank and Vantus Bank loans acquired. This amount will fluctuate over time, in tandem with the balance of loans acquired in the transaction, as the results of loan workouts and collections are recognized.

Available-for-sale investment securities increased $116.6 million and cash and cash equivalents increased $276.7 million. The increase in investment securities is primarily attributable to the investment securities acquired in the FDIC-assisted transactions. During the year ended December 31, 2009, the Company experienced excess funding due to increases in deposits and customer reverse repurchase accounts. In some instances, the Company invested these excess funds in short-term cash equivalents that caused the Company to earn a negative spread. While the Company generally earned a positive spread on securities purchased, it was much smaller than the Company's overall net interest spread, having the effect of increasing net interest income but decreasing net interest margin in the early portion of 2009. In the latter quarters of 2009, the Company's net interest margin improved as brokered deposits were redeemed or replaced with lower rate deposits and retail certificates of deposit matured and were replaced with certificates of deposit that have a lower interest rate. While there is no specifically stated goal, the available-for-sale securities portfolio has in recent quarters been approximately 15% to 25% of total assets. The available-for-sale securities portfolio was 21.0% and 24.3% of total assets at December 31, 2009 and December 31, 2008, respectively. The Company expects that it may maintain a higher level of investment securities and cash and cash equivalents for the time being as excess liquidity in these uncertain times for the U.S. economy and the banking industry, subject to funding activities which are discussed below, and recognizing that this will continue to have the effect of suppressing net interest margin and net interest income. Foreclosed assets increased $9.0 million during the year ended December 31, 2009. See "Non-performing Assets – Foreclosed Assets" for additional information on the Company's foreclosed assets.

Total liabilities increased $916.4 million from December 31, 2008 to $3.34 billion at December 31, 2009. Deposits increased $805.9 million, securities sold under reverse repurchase agreements with customers increased $120.6 million and FHLBank advances increased $51.1 million. The increase in securities sold under repurchase agreements with customers was the result of corporate customers' desires to place funds in excess of deposit insurance limits in secured accounts. FHLBank advances increased from $120.5 million at December 31, 2008, to $171.6 million at December 31, 2009, as a result of the advances assumed in the FDIC-assisted transaction involving TeamBank. The level of FHLBank advances will fluctuate depending on growth in the Company's loan portfolio and other funding needs and sources of the Company. Total deposits increased $805.9 million from December 31, 2008. Deposits assumed in the FDIC-assisted transactions were approximately $862 million. Retail certificates of deposit increased $598.9 million; non-interest-bearing transaction accounts increased $120.1 million, and interest-bearing checking accounts (mainly money market accounts) increased $434.3 million. Checking account balances totaled $1.1 billion at December 31, 2009, up from $525.2 million at December 31, 2008. Total brokered deposits (excluding CDARS customer account balances) were $273.5 million at December 31, 2009, down from $806.2 million at December 31, 2008. In addition at December 31, 2009 and December 31, 2008, there were Great Southern Bank customer deposits totaling $359.1 million and $168.3 million, respectively, that were part of the CDARS program which allows bank customers to maintain balances in an insured manner that would otherwise exceed the FDIC deposit insurance limit. The FDIC counts these deposits as brokered, but these are deposit accounts that we generate with customers in our local markets. The Company had also increased the amount of longer-term brokered certificates of deposit during 2008 to provide liquidity for operations and to maintain in reserve its available secured funding lines with the FHLBank and the FRB. As market interest rates on these types of deposits decreased in recent months, the Company has redeemed or replaced many of these certificates in 2009 in order to lock in cheaper funding rates or reduce some of its excess liquidity. During the year ended December 31, 2009, the Company redeemed $454 million of these callable deposits. In addition, the Company has had several brokered deposits mature in 2009 without replacement due to the deposit increases in other areas. The Company reduced its short-term borrowings by $83.1 million, to $289,000 at December 31, 2009, through repayment of all of its outstanding borrowings from the FRB.

Total stockholders' equity increased $64.8 million from $234.1 million at December 31, 2008 to $298.9 million at December 31, 2009. The Company recorded net income of $65.0 million for the year ended December 31, 2009, common and preferred dividends declared were $12.6 million and accumulated other comprehensive income increased $11.6 million. The increase in accumulated other comprehensive income resulted from increases in the fair value of the Company's available-for-sale investment securities.

Our participation in the Capital Purchase Program ("CPP") of the U.S. Department of the Treasury (the "Treasury") currently precludes us from purchasing shares of the Company's stock without the Treasury's consent until the earlier of December 5, 2011 or our repayment of the CPP funds or the transfer by the Treasury to third parties of all of the shares of preferred stock we issued to the Treasury pursuant to the CPP. Management has historically utilized stock buy-back programs from time to time as long as repurchasing the stock contributed to the overall growth of shareholder value. The number of shares of stock repurchased and the price paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

Results of Operations and Comparison for the Years Ended December 31, 2009 and 2008

General

Including the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, net income increased $69.4 million during the year ended December 31, 2009, compared to the year ended December 31, 2008. Net income was $65.0 million for the year ended December 31, 2009 compared to a net loss of $4.4 million for the year ended December 31, 2008. This increase was primarily due to an increase in non-interest income of $94.6 million, or 336.3%, an increase in net-interest income of $17.7 million, or 24.7%, and a decrease in provision for loan losses of $16.4 million, or 31.4%, partially offset by a increase in non-interest expense of $22.5 million, or 40.4%, and an increase in provision for income taxes of $36.8 million. Net income available to common shareholders was $61.7 million for the year ended December 31, 2009 compared to a net loss of $4.7 million for the year ended December 31, 2008.

Excluding the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, net income increased $71.5 million during the year ended December 31, 2009, compared to the year ended December 31, 2008. On this basis, net income was $64.5 million for the year ended December 31, 2009 compared to a net loss of $6.9 million for the year ended December 31, 2008. This increase was primarily due to an increase in non-interest income of $100.4 million, or 474.6%, an increase in net interest income of $15.0 million, or 20.0%, and a decrease in provision for loan losses of $16.4 million, or 31.4%, partially offset by a increase in non-interest expense of $22.5 million, or 40.4%, and an increase in provision for income taxes of $37.8 million. On this basis, net income available to common shareholders was $61.2 million for the year ended December 31, 2009 compared to a net loss of $7.2 million for the year ended December 31, 2008.

The information presented in the table below and elsewhere in this report excluding hedge accounting entries recorded (for the 2009, 2008 and 2007 periods) is not prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The tables below and elsewhere in this report excluding hedge accounting entries recorded (for the 2009, 2008 and 2007 periods) contain reconciliations of this information to the reported information prepared in accordance with GAAP. The Company believes that this non-GAAP financial information is useful in its internal management financial analyses and may also be useful to investors because the Company believes that the exclusion of these items from the specified components of net income better reflect the Company's underlying operating results during the periods indicated for the reasons described above. The amortization of the deposit broker fee and the net change in fair value of interest rate swaps and related deposits may be volatile. For example, if market interest rates decrease significantly, the interest rate swap counterparties may wish to terminate the swaps prior to their stated maturities. If a swap is terminated, it is likely that the Company would redeem the related deposit account at face value. If the deposit account is redeemed, any unamortized broker fee associated with the deposit account must be written off to interest expense. In addition, if the interest rate swap is terminated, there may be an income or expense impact related to the fair values of the swap and related deposit which were previously recorded in the Company's financial statements. The effect on net income, net interest income, net interest margin and non-interest income could be significant in any given reporting period.

Non-GAAP Reconciliation
(Dollars in thousands)

	Year Ended December 31,			
	2009		2008	
	Dollars	Earnings Per Diluted Share	Dollars	Earnings Per Diluted Share
Reported Earnings (per common share)	**$ 61,694**	**$ 4.44**	**$ (4,670)**	**$ (0.35)**
Amortization of deposit broker origination fees (net of taxes)	256		2,022	
Net change in fair value of interest rate swaps and related deposits (net of taxes)	(770)		(4,534)	
Earnings excluding impact of hedge accounting entries	$ 61,180		$ (7,182)	

Total Interest Income

Total interest income increased $11.1 million, or 7.6%, during the year ended December 31, 2009 compared to the year ended December 31, 2008. The increase was due to a $3.6 million, or 3.0%, increase in interest income on loans, and a $7.4 million, or 29.7%, increase in interest income on investments and other interest-earning assets. Interest income from investment securities and other interest-earning assets increased due to higher average balances, partially offset by lower average rates of interest. The higher average balances were primarily a result of increased levels of securities and interest-earning deposits held for the purpose of liquidity and the securities and cash equivalents added from the acquisitions in the first and third quarters of 2009. Interest income from loans increased due to slightly higher average balances, partially offset by lower average rates of interest. The higher average balances were primarily a result of the discounted loans added through the FDIC-assisted transactions in the first and third quarters of 2009. The lower average rates were primarily a result of the lower market interest rates (prime rate) in 2009 compared to 2008, partially offset by the yields earned on the discounted loans added through the FDIC-assisted transactions in the first and third quarters of 2009.

Interest Income - Loans

During the year ended December 31, 2009 compared to the year ended December 31, 2008, interest income on loans increased due to higher average balances, partially offset by lower average rates of interest. Interest income increased $11.6 million as the result of higher average loan balances from $1.84 billion during the year ended December 31, 2008 to $2.03 billion during the year ended December 31, 2009. The higher average balance resulted principally from the loans added at their fair market value from the FDIC-assisted transactions and increases in average balances in commercial real estate loans and one- to four-family mortgage loans, partially offset by lower average balances in construction loans. The Bank's one- to four-family residential loan portfolio balance increased in 2008 and 2009 due to increased production by the Bank's mortgage division. The Bank generally sells fixed-rate one- to four-family residential loans in the secondary market. The Bank's outstanding construction loan balance has decreased significantly as many projects have been completed in the past 12-18 months and demand for new construction loans has declined.

Interest income decreased $8.0 million as the result of lower average interest rates on loans. The average yield on loans decreased from 6.51% during the year ended December 31, 2008, to 6.09% during the year ended December 31, 2009. The average yield on the Company's loan portfolio decreased primarily due to interest rate cuts by the FRB in 2008. Generally, a rate cut by the FRB would have an anticipated immediate negative impact on interest income and net interest income due to the large total balance of loans which generally adjust immediately as Fed Funds adjust. Average loan rates were much lower in 2009 compared to 2008, as a result of reduced market rates of interest, primarily the "prime rate" of interest. During 2008, the "prime rate" decreased 4.00% to a rate of 3.25% at December 31, 2008, where the prime rate now remains. A large portion of the Bank's loan portfolio adjusts with changes to the "prime rate" of interest. The Company has a portfolio of prime-based loans which have interest rate floors. Prior to 2005, many of these loan rate floors were in effect and established a loan rate which was higher than the contractual rate would have otherwise been. During 2005 and 2006, as market interest rates rose, many of these interest rate floors were exceeded and the loans reverted back to their normal contractual interest rate terms. Beginning in 2008, the declining interest rates once again put these loan rate floors in effect and established a loan rate which was higher than the contractual rate would have otherwise been. Great Southern has a significant portfolio of loans which are tied to a "prime rate" of interest. Some of these loans are tied to some national index of "prime," while most are indexed to "Great Southern prime." The Company has elected to leave its "prime rate" of interest at 5.00% in light of the current highly competitive funding environment for deposits and wholesale funds. This does not affect a large number of customers as a majority of the loans indexed to "Great Southern prime" are already at interest rate floors, which are provided for in individual loan documents. In the year ended December 31, 2008, the average yield on loans was 6.51% versus an average prime rate for the period of 5.10%, or a difference of a positive 141 basis points. In the year ended December 31, 2009, the average yield on loans was 6.09% versus an average prime rate for the period of 3.25%, or a difference of a positive 284 basis points.

For the years ended December 31, 2009 and 2008, interest income was reduced $1.1 million and $1.2 million, respectively, due to the reversal of accrued interest on loans that were added to non-performing status during the period. Partially offsetting this, the Company collected interest that was previously charged off in the amount of $48,000 and $227,000 in the years ended December 31, 2009 and 2008, respectively, due to work-out efforts on non-performing loans. See "Net Interest Income" for additional information on the impact of this interest activity.

Interest Income - Investments and Other Interest-earning Deposits

Interest income on investments and other interest-earning assets increased as a result of higher average balances during the year ended December 31, 2009, when compared to the year ended December 31, 2008. Interest income increased $14.7 million as a result of an increase in average balances from $534 million during the year ended December 31, 2008, to $918 million during the year ended December 31, 2009. This increase was primarily in interest-earning deposits and available-for-sale mortgage-backed securities, where securities were needed for liquidity and pledging against deposit accounts under customer repurchase agreements and public fund deposits. The balance of available-for-sale mortgage-backed securities has increased from $485.2 million at December 31, 2008 to $632.2 million at December 31, 2009. Interest income decreased by $7.3 million as a result of a decrease in average interest rates from 4.68% during the year ended December 31, 2008, to 3.53% during the year ended December 31, 2009. In previous years, as principal balances on mortgage-backed securities were paid down through prepayments and normal amortization, the Company replaced a large portion of these securities with variable-rate mortgage-backed securities (primarily one-year and hybrid ARMs). As these securities reached interest rate reset dates in 2007, their rates typically increased along with market interest rate increases. As market interest rates (primarily treasury rates and LIBOR rates) generally declined in 2008 and 2009, the interest rates on those securities that repriced in 2009 decreased at their 2009 interest rate reset date. The majority of the securities added in 2008 and 2009 are backed by hybrid ARMs which will have fixed rates of interest for a period of time (generally one to ten years) and then will adjust annually. The actual amount of securities that will reprice and the actual interest rate changes on these securities is subject to the level of prepayments on these securities and the changes that actually occur in market interest rates (primarily treasury rates and LIBOR rates). These mortgage-backed securities are also currently experiencing lower yields due to more rapid prepayments in the underlying mortgages. As a result, premiums on these securities are being amortized against interest income more quickly, thereby reducing the yield recorded. In addition in 2008, the Company had several agency securities that were callable at the option of the issuer which had interest rates that were higher than the current portfolio average rate. Many of these securities were redeemed by the issuer in 2008 and 2009. On March 20, 2009 and September 4, 2009, the Company acquired approximately $112 million and $23 million, respectively, of investment securities as part of the two FDIC-assisted acquisitions. These investments were recorded at their fair values at the date of acquisition with related market yields at that time.

In addition to the increase in securities, the Company has also experienced an increase in interest-earning deposits and non-interest-earning cash equivalents, where additional liquidity was maintained in 2008 and 2009 due to uncertainty in the financial system. These deposits and cash equivalents earn very low (or no) yield and therefore negatively impact the Company's net interest margin. At December 31, 2009, the Company had cash and cash equivalents of $444.6 million compared to $167.9 million at December 31, 2008. For the years ended December 31, 2009 and 2008, the average balance of investment securities and other interest-earning assets increased by approximately $384 million, due to excess funds for liquidity and the purchase of investment securities to pledge against public funds deposits, customer repurchase agreements and structured repo borrowings. While the Company earned a positive spread on these securities (leading to higher net interest income), it was much smaller than the Company's overall net interest spread, having the effect of decreasing net interest margin. See "Net Interest Income" for additional information on the impact of this interest activity.

Total Interest Expense

Including the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, total interest expense decreased $6.6 million, or 9.0%, during the year ended December 31, 2009, when compared with the year ended December 31, 2008, primarily due to a decrease in interest expense on deposits of $6.8 million, or 11.2%, and a decrease in interest expense on subordinated debentures issued to capital trust of $689,000, or 47.1%, partially offset by an increase in interest expense on short-term and structured repo borrowings of $501,000, or 8.5%, and an increase in interest expense on FHLBank advances of $351,000, or 7.0%.

Excluding the effects of the Company's hedge accounting entries recorded in 2009 and 2008 for certain interest rate swaps, economically, total interest expense decreased $3.9 million, or 5.6%, during the year ended December 31, 2009, when compared with the year ended December 31, 2008, primarily due to a decrease in interest expense on deposits of $4.1 million, or 7.0%, and a decrease in interest expense on subordinated debentures issued to capital trust of $689,000, or 47.1%, partially offset by an increase in interest expense on short-term and structured repo borrowings of $501,000, or 8.5%, and an increase in interest expense on FHLBank advances of $351,000, or 7.0%.

The amortization of the deposit broker origination fees which were originally recorded as part of the 2005 accounting change regarding interest rate swaps significantly increased interest expense in 2008, but did not have a significant effect in the year ended December 31, 2009. The amortization of these fees totaled $393,000 and $3.1 million in the years ended December 31, 2009 and 2008, respectively. The Company has now amortized the remaining fees as the interest rate swaps and related brokered deposits have been terminated. In the year ended December 31, 2009, the Company amortized $879,000 in additional broker fees that were related to deposits originated by the Company in 2008. These were remaining unamortized fees on deposits that were redeemed at the discretion of the Company to reduce some of the excess liquidity and to reduce deposits with interest rates generally in excess of 4.00%. The total of such deposits redeemed during 2009 was $454 million.

Interest Expense - Deposits

Including the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, interest on demand deposits decreased $3.6 million due to a decrease in average rates from 1.73% during the year ended December 31, 2008, to 1.08% during the year ended December 31, 2009. The average interest rates decreased due to lower overall market rates of interest throughout 2008 and 2009. Market rates of interest on checking and money market accounts began to decrease in the fourth quarter of 2007 as the FRB reduced short-term interest rates. These FRB reductions continued throughout 2008 and some market rates continued to decrease in 2009. Interest on demand deposits increased $1.9 million due to an increase in average balances from $484 million during the year ended December 31, 2008, to $611 million during the year ended December 31, 2009. Average noninterest-bearing demand balances increased from $147 million in the three months ended September 30, 2008, to $260 million in the three months ended September 30, 2009. Average noninterest-bearing demand balances increased from $148 million for the year ended December 31, 2008, to $221 million for the year ended December 31, 2009. The increase in average balances on all types of deposits is primarily a result of the FDIC-assisted transactions completed in March and September of 2009, as well as organic growth in the Company's deposit base.

Interest expense on deposits decreased $18.4 million as a result of a decrease in average rates of interest on time deposits from 4.14% during the year ended December 31, 2008, to 2.88% during the year ended December 31, 2009. This average rate of interest included the amortization of the deposit broker origination fee discussed above. Interest expense on deposits increased $13.4 million due to an increase in average balances of time deposits from $1.27 billion during the year ended December 31, 2008, to $1.65 billion during the year ended December 31, 2009. Market rates of interest on new certificates have decreased since late 2007 as the FRB reduced short-term interest rates and other market rates have declined. A large portion of the Company's certificates of deposit portfolio matures within one year; this is consistent with the portfolio over the past several years. The increase in average balances on certificates of deposit is primarily a result of the FDIC-assisted transactions completed in March and September of 2009, as well as organic growth in the Company's deposit base. In addition, the Company reduced its total balance of outstanding brokered deposits at December 31, 2009 compared to December 31, 2008.

Included in the brokered deposits total at December 31, 2009, is $455.0 million which is part of the Certificate of Deposit Account Registry Service (CDARS). This total includes $359.1 million in CDARS customer deposit accounts and $95.9 million in CDARS purchased funds. Included in the brokered deposits total at December 31, 2008, was $337.1 million which was part of CDARS. This total includes $168.3 million in CDARS customer deposit accounts and $168.8 million in CDARS purchased funds. CDARS customer deposit accounts are accounts that are just like any other deposit account on the Company's books, except that the account total exceeds the FDIC deposit insurance maximum. When a customer places a large deposit with a CDARS Network bank, that bank uses CDARS to place the funds into deposit accounts issued by other banks in the CDARS Network. This occurs in increments of less than the standard FDIC insurance maximum, so that both principal and interest are eligible for complete FDIC protection. Other Network Members do the same thing with their customers' funds.

CDARS purchased funds transactions represent an easy, cost-effective source of funding without collateralization or credit limits for the Company. Purchased funds transactions help the Company obtain large blocks of funding while providing control over pricing and diversity of wholesale funding options. Purchased funds transactions are obtained through a bid process that occurs weekly, with varying maturity terms.

Excluding the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, economically, interest expense on deposits decreased $15.1 million as a result of a decrease in average rates of interest on time deposits from 3.89% during the year ended December 31, 2008, to 2.85% during the year ended December 31, 2009, and increased $12.8 million due to an increase in average balances of time deposits from $1.27 billion during the year ended December 31, 2008, to $1.65 billion during the year ended December 31, 2009.

Interest Expense - FHLBank Advances, Short-term Borrowings and Structured Repurchase Agreements and Subordinated Debentures Issued to Capital Trust

During the year ended December 31, 2009 compared to the year ended December 31, 2008, interest expense on FHLBank advances increased due to higher average balances, partially offset by lower average interest rates. Interest expense on FHLBank advances increased $1.8 million due to an increase in average balances from $133 million during the year ended December 31, 2008, to $191 million during the year ended December 31, 2009. The reason for this increase is the addition of advances assumed in the FDIC-assisted transaction completed in March of 2009. Interest expense on FHLBank advances decreased $1.5 million due to a decrease in average interest rates from 3.75% in the year ended December 31, 2008, to 2.80% in the year ended December 31, 2009. Rates on advances decreased as the Company employed some advances which matured in a relatively short term and advances which are indexed to one-month LIBOR and adjust monthly, taking advantage of the falling interest rate environment.

Interest expense on short-term borrowings and structured repurchase agreements increased $2.5 million due to an increase in average balances from $262 million during the year ended December 31, 2008, to $400 million during the year ended December 31, 2009. The increase in balances of short-term borrowings and structured repurchase agreements was primarily due to significant increases in securities sold under repurchase agreements with the Company's deposit customers. In addition, in September 2008, the Company entered into a structured repo borrowing agreement totaling $50 million which bears interest at a fixed rate unless LIBOR exceeds 2.81%. If LIBOR exceeds 2.81%, the borrowing costs decrease by a multiple of the difference between LIBOR and 2.81%. This rate adjusts quarterly. Interest expense on short-term borrowings and structured repurchase agreements decreased $2.0 million due to a decrease in average rates on short-term borrowings and structured repurchase agreements from 2.25% in the year ended December 31, 2008, to 1.60% in the year ended December 31, 2009. The average interest rates decreased due to lower overall market rates of interest in 2009 compared to 2008. Market rates of interest on short-term borrowings began to decrease in the fourth quarter of 2007 and continued to decrease throughout 2008 and 2009, as the FRB decreased short-term interest rates and other market rates also decreased.

Interest expense on subordinated debentures issued to capital trust decreased $689,000 due to decreases in average rates from 4.73% in the year ended December 31, 2008, to 2.50% in the year ended December 31, 2009. As LIBOR rates decreased from the prior year, the interest rates on these instruments also adjusted lower. The average rate of interest on these subordinated debentures decreased in 2009 as these liabilities pay a variable rate of interest that is indexed to LIBOR. These debentures are not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at an average rate of three-month LIBOR plus 1.57%, adjusting quarterly.

Net Interest Income

Including the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, net interest income for the year ended December 31, 2009 increased $17.7 million to $89.3 million compared to $71.6 million for the year ended December 31, 2008. Net interest margin was 3.03% for the year ended December 31, 2009, compared to 3.01% in 2008, an increase of 2 basis points.

In 2008, the Company decided to increase the amount of longer-term brokered certificates of deposit to provide additional liquidity for operations and to maintain in reserve its available secured funding lines with the FHLBank and the FRB. In 2008, the Company issued approximately $359 million of new brokered deposits which are fixed rate certificates with maturity terms of generally two to four years, which the Company (at its discretion) may redeem at par generally after six months. As market interest rates on these types of deposits have decreased in 2009, the Company has redeemed or replaced nearly all of these certificates in 2009 in order to lock in cheaper funding rates or reduce some of its excess liquidity. These longer-term certificates carried an interest rate that was approximately 3-4%. The Company decided that maintaining these deposits was justified by the longer term and the ability to keep committed funding lines available. Excess funds were invested in short-term cash equivalents at rates that resulted in a negative spread. The average balance of cash and cash equivalents for the years ended December 31, 2009 and December 31, 2008, was $425 million and $114 million, respectively. These 2009 levels are higher than our historical averages.

The Company's margin was also positively impacted by a change in the deposit mix. The addition of the TeamBank and Vantus Bank core deposits provided a relatively lower cost funding source, which allowed the Company to reduce some of its higher cost funds. The Company also had significant maturities in its retail certificate portfolio and renewed many of these certificates at significantly lower rates in many cases. In addition, the TeamBank and Vantus Bank loans were recorded at their fair value at acquisition, which provided a current market yield on the portfolio.

The Federal Reserve last cut interest rates on December 16, 2008. Great Southern has a significant portfolio of loans which are tied to a "prime rate" of interest. Some of these loans are tied to some national index of "prime," while most are indexed to "Great Southern prime." The Company has elected to leave its "prime rate" of interest at 5.00% in light of the current highly competitive funding environment for deposits and wholesale funds. This does not affect a large number of customers as a majority of the loans indexed to "Great Southern prime" are already at interest rate floors which are provided for in individual loan documents. At its most recent meeting on March 16, 2010, the Federal Reserve Board elected to leave the Federal Funds rate unchanged and did not indicate that rate changes are imminent, although banking regulators are advising banks to prepare themselves now for rising interest rates.

For the years ended December 31, 2009 and 2008, interest income was reduced $1.1 million and $1.2 million, respectively, due to the reversal of accrued interest on loans that were added to non-performing status during the period. Partially offsetting this, the Company collected interest that was previously charged off in the amount of $48,000 and $227,000 in the years ended December 31, 2009 and 2008, respectively.

The Company's overall interest rate spread increased 24 basis points, or 8.8%, from 2.74% during the year ended December 31, 2008, to 2.98% during the year ended December 31, 2009. The increase was due to a 105 basis point decrease in the weighted average rate paid on interest-bearing liabilities, partially offset by an 81 basis point decrease in the weighted average yield on interest-earning assets. The Company's overall net interest margin increased 2 basis points, or 0.6%, from 3.01% for the year ended December 31, 2008, to 3.03% for the year ended December 31, 2009. In comparing the two years, the yield on loans decreased 42 basis points while the yield on investment securities and other interest-earning assets decreased 115 basis points. The rate paid on deposits decreased 108 basis points, the rate paid on FHLBank advances decreased 95 basis points, the rate paid on short-term borrowings decreased 65 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 223 basis points.

Excluding the effects of the Company's accounting entries recorded in 2009 and 2008 for certain interest rate swaps, economically, net interest income for the year ended December 31, 2009 increased $15.0 million to $89.7 million compared to $74.7 million for the year ended December 31, 2008. Net interest margin excluding the effects of the accounting change was 3.04% in the year ended December 31, 2009, compared to 3.14% in the year ended December 31, 2008. The Company's overall interest rate spread increased 11 basis points, or 3.8%, from 2.88% during the year ended December 31, 2008, to 2.99% during the year ended December 31, 2009. The increase was due to a 91 basis point decrease in the weighted average rate paid on interest-bearing liabilities, partially offset by an 81 basis point decrease in the weighted average yield on interest-earning assets. The Company's overall net interest margin decreased 10 basis points, or 3.2%, from 3.14% for the year ended December 31, 2008, to

3.04% for the year ended December 31, 2009. In comparing the two years, the yield on loans decreased 42 basis points while the yield on investment securities and other interest-earning assets decreased 115 basis points. The rate paid on deposits decreased 92 basis points, the rate paid on FHLBank advances decreased 95 basis points, the rate paid on short-term borrowings decreased 65 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 223 basis points.

The prime rate of interest averaged 3.25% during the year ended December 31, 2009 compared to an average of 5.10% during the year ended December 31, 2008. In the last three months of 2007 and throughout 2008, the FRB decreased short-term interest rates. At December 31, 2009, the national "prime rate" stood at 3.25% and the Company's average interest rate on its loan portfolio was 6.25%. Over half of the Bank's loans were tied to prime at December 31, 2009; however, most of these loans had interest rate floors or were indexed to "Great Southern Bank prime," which has not been reduced below 5.00%. See "Quantitative and Qualitative Disclosures About Market Risk" for additional information on the Company's interest rate risk management.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31			
	2009		2008	
	$	%	$	%
Reported Net Interest Income/Margin	**$ 89,263**	**3.03%**	**$ 71,583**	**3.01%**
Amortization of deposit broker origination fees	393	.01	3,111	.13
Net interest income/margin excluding impact of hedge accounting entries	$ 89,656	3.04%	$ 74,694	3.14%

For additional information on net interest income components, refer to "Average Balances, Interest Rates and Yields" table in this *Annual Report on Form 10-K.* This table is prepared including the impact of the accounting changes for interest rate swaps.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses decreased $16.4 million, from $52.2 million during the year ended December 31, 2008, to $35.8 million during the year ended December 31, 2009. See the Company's *Quarterly Report on Form 10-Q* for March 31, 2008, for additional information regarding the large provision for loan losses in the first quarter of 2008. The allowance for loan losses increased $10.9 million, or 37.5%, to $40.1 million at December 31, 2009, compared to $29.2 million at December 31, 2008. Net charge-offs were $24.9 million in the year ended December 31, 2009, versus $48.5 million in the year ended December 31, 2008. The amount of charge-offs for the twelve months ended December 31, 2008, was due principally to the $35 million which was provided for and charged off in the quarter ended March 31, 2008, related to the Company's loans to the Arkansas-based bank holding company and related loans to individuals described in the Company's *Quarterly Report on Form 10-Q* for March 31, 2008. In 2009, the majority of the charge-offs related to twelve relationships which were charged down, with the largest charge-off being approximately $3.9 million. In addition, general market conditions, and more specifically, housing supply, absorption rates and unique circumstances related to individual borrowers and projects also contributed to increased provisions in both 2008 and 2009. As properties were transferred into foreclosed assets, evaluations were made of the value of these assets with corresponding charge-offs as appropriate.

Management records a provision for loan losses in an amount it believes sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions, regular reviews by internal staff and regulatory examinations.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio and/or requirements for an increase in loan loss provision expense. Management long ago established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectability of the portfolio. More recently, additional procedures have been implemented to provide for more frequent management review of the loan portfolio based on loan size, loan type, delinquencies, on-going correspondence with borrowers, and problem loan work-outs. Management determines which loans are potentially uncollectible, or represent a greater risk of loss, and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

Loans acquired in the March 20, 2009 and September 4, 2009, FDIC-assisted transactions are covered by loss sharing agreements between the FDIC and Great Southern Bank which afford Great Southern Bank significant protection from losses in the acquired portfolio of loans. The acquired loans were grouped into pools based on common characteristics and were recorded at their estimated fair values, which incorporated estimated credit losses at the acquisition dates. These loan pools are systematically reviewed by the Company to determine the risk of losses that may exceed those identified at the time of the acquisition. Techniques used in determining risk of loss are similar to the legacy Great Southern Bank portfolio, with most focus being placed on those loan pools which include the larger loan relationships and those loan pools which exhibit higher risk characteristics. Review of the acquired loan portfolio also includes meetings with customers, review of financial information and collateral valuations to determine if any additional losses are apparent.

The Bank's allowance for loan losses as a percentage of total loans, excluding loans supported by the FDIC loss sharing agreements, was 2.35% and 1.66% at December 31, 2009 and 2008, respectively. Management considers the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at December 31, 2009, based on recent reviews of the Company's loan portfolio and current economic conditions. If economic conditions remain weak or deteriorate significantly, it is possible that additional loan loss provisions would be required, thereby adversely affecting future results of operations and financial condition.

Non-performing Assets

Former TeamBank and Vantus Bank non-performing assets, including foreclosed assets, are not included in the totals and in the discussion of non-performing loans, potential problem loans and foreclosed assets below due to the respective loss sharing agreements with the FDIC, which substantially cover principal losses that may be incurred in these portfolios. In addition, these covered assets were recorded at their estimated fair values as of March 20, 2009, for TeamBank and September 4, 2009, for Vantus Bank, and no material additional losses or changes to these estimated fair values have been identified as of December 31, 2009.

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions that occur from time to time, and other factors specific to a borrower's circumstances, the level of non-performing assets will fluctuate. Non-performing assets at December 31, 2009, were $65.0 million, a decrease of $860,000 from December 31, 2008. Non-performing assets, excluding FDIC-covered assets, as a percentage of total assets were 1.79% at December 31, 2009, compared to 2.48% at December 31, 2008. Compared to December 31, 2008, non-performing loans decreased $6.7 million to $26.5 million while foreclosed assets increased $5.9 million to $38.5 million. Construction and land development loans comprised $8.7 million, or 33%, of the total $26.5 million of non-performing loans at December 31, 2009. Commercial real estate loans comprised $8.9 million, or 33%, of the total $26.5 million of non-performing loans at December 31, 2009.

Non-performing Loans. Compared to December 31, 2008, non-performing loans decreased $6.7 million to $26.5 million. Decreases in non-performing loans during the year ended December 31, 2009, were primarily due to the transfer of all or a portion of eight loan relationships from the Non-performing Loans category to the Foreclosed Assets category (five of which were non-performing relationships at December 31, 2008 and three of which were added to non-performing relationships in 2009), the repayment in full of one relationship (which was added to non-performing relationships in 2009) and the return of two relationships to performing status due to receipt of payments or additional collateral (both of which were added to non-performing relationships in 2009). The decreases were as follows:

- A $2.3 million loan relationship, which was also added to Non-performing Loans in 2009, secured primarily by single family residences, duplexes and triplexes in the Joplin, Mo. area. This relationship was charged down approximately $500,000 prior to foreclosure in the fourth quarter of 2009.

- A $2.4 million loan relationship, which was also added to Non-performing Loans in 2009, secured by a partially-completed subdivision in Springfield, Mo. and improved commercial and residential land in Branson, Mo. This relationship was charged down approximately $1 million at foreclosure in the fourth quarter of 2009.

- A $1.6 million loan relationship, which was included in Non-performing Loans at December 31, 2008, secured primarily by eleven houses for sale in Northwest Arkansas. These houses were transferred to foreclosed assets during the third and fourth quarters of 2009. Of the eleven houses foreclosed, five were sold prior to December 31, 2009.

- An original $3.2 million loan relationship, which was also added to Non-performing Loans in 2009, secured primarily by an office building near Springfield, Mo. and commercial land in Branson, Mo. This relationship was charged down approximately $1.5 million upon transfer to non-performing loans. A parcel of commercial land was foreclosed in the second quarter of 2009, and the remainder of the relationship was transferred to foreclosed assets in the third quarter of 2009.

- An $8.3 million loan relationship, which was included in Non-performing Loans at December 31, 2008, secured primarily by lots in multiple subdivisions in the St. Louis area, was removed from the Non-performing Loans category through the transfer of $6.4 million to foreclosed assets during the first and second quarters of 2009 and the charge-off of $1.4 million prior to foreclosure. This relationship was previously charged down $2.0 million upon transfer to non-performing loans. The $6.4 million remaining balance in foreclosed assets represents lots in nine subdivisions in the St. Louis area.

- A $7.7 million loan relationship, which was included in Non-performing Loans at December 31, 2008, secured by a condominium and retail historic rehabilitation development in St. Louis, was transferred to foreclosed assets during the second quarter of 2009. The original relationship had been reduced through the receipt of Tax Increment Financing funds and Federal and State historic tax credits. Upon receipt of the remaining Federal and State tax credits in 2009, the Company reduced the balance of this relationship to approximately $5.5 million. At the time of foreclosure, this relationship was further reduced to $4.4 million through a charge-off of $1.1 million.

- A $2.5 million loan relationship, which was included in Non-performing Loans at December 31, 2008, secured by a condominium development in Kansas City, was transferred to foreclosed assets during the first quarter of 2009. Five condominium units were sold during 2009 and four remain in foreclosed assets at December 31, 2009 represented by a balance of $700,000.

- A $2.3 million loan relationship, which was included in Non-performing Loans at December 31, 2008, secured by commercial land to be developed into commercial lots in Northwest Arkansas, was transferred to foreclosed assets. This relationship was previously charged down approximately $285,000 upon transfer to non-performing loans and was charged down an additional $320,000 in the first quarter of 2009 upon the transfer to foreclosed assets. The balance remaining in Foreclosed Assets was $1.7 million at December 31, 2009, after an additional $300,000 was charged down through expenses on foreclosed assets in the third quarter of 2009.

- A $1.4 million loan relationship, which was also added to Non-performing Loans in 2009, secured by a condominium historic rehabilitation development in St. Louis was returned to performing status during the third quarter of 2009 due to receipt of payments. This is a participation loan in which Great Southern is not the lead bank. The remaining condominium units have been converted to apartment units with satisfactory lease-up and cash flows.

- A $1.5 million loan relationship, which was also added to Non-performing Loans in 2009, secured by an ownership in a closely-held corporation. Additional collateral, including a non-owner occupied residence and a debt service reserve, was provided in the fourth quarter of 2009. Repayment is anticipated from the sale of the residence. As noted below, this loan was considered to be a potential problem loan at December 31, 2009.

- A $1.1 million loan relationship, which was also added to Non-performing Loans in 2009, secured by a motel in central Missouri. The collateral was purchased by a third party at foreclosure and the loan was paid off in the second quarter of 2009.

Partially offsetting these decreases in non-performing loans were the following additions to loans in this category during the year ended December 31, 2009, which remained as Non-performing Loans at December 31, 2009:

- A $2.8 million loan relationship, secured by the real estate of car dealerships in Southwest Missouri. In February of 2010, the Company began foreclosure proceedings on this property.

- A $1.9 million loan relationship, secured primarily by a mini-storage facility, rental houses and equipment in Southwest Missouri.

- A $1.6 million relationship, secured by an apartment complex and campground in the Branson, Mo. area.

- A $1.4 million relationship, secured by a subdivision and spec houses in the Branson, Mo. area.

- A $1.4 million relationship secured by residential lots, a commercial building and complete and incomplete non-owner occupied houses located in Southwest Missouri.

- A $1.0 million relationship secured by rental properties located in Central Missouri.

- A $5.3 million relationship, which is secured by commercial lots and acreage located in Northwest Arkansas. The slowdown in the market has made it difficult for the borrower to market or develop the property.

As noted above, there were six additional relationships that were added to Non-performing Loans in 2009 that were subsequently removed from Non-performing Loans in 2009. At December 31, 2009, six significant loan relationships in excess of

$1 million accounted for $14.4 million of the total non-performing loan balance of $26.5 million. No other relationships in excess of $1 million were in the non-performing loan category as of December 31, 2009. None of the significant loan relationships included in Non-performing Loans at December 31, 2008, remained in this category at December 31, 2009.

Foreclosed Assets. Of the total $41.7 million of foreclosed assets at December 31, 2009, $3.1 million represents the fair value of foreclosed assets acquired in the FDIC-assisted transactions in March and September of 2009. These acquired foreclosed assets are subject to the loss sharing agreements with the FDIC and, therefore, are not included in the following discussion of foreclosed assets. Excluding these loss sharing assets, foreclosed assets increased $5.8 million during the year ended December 31, 2009, from $32.7 million at December 31, 2008, to $38.5 million at December 31, 2009. During the year ended December 31, 2009, foreclosed assets increased primarily due to the addition of five significant relationships to the foreclosed assets category and the addition of several smaller relationships that involve houses that are completed and for sale or under construction, as well as developed subdivision lots, partially offset by the sale of similar houses and subdivision lots. These five significant relationships, along with three significant relationships from December 31, 2008 that remain in the foreclosed assets category, are described below.

At December 31, 2009, eight separate relationships totaled $20.7 million, or 54%, of the total foreclosed assets balance. These eight relationships include:

- A $3.0 million asset relationship, which was included in Foreclosed Assets at December 31, 2008, involving a residential development in the St. Louis, Mo., metropolitan area. This St. Louis area relationship was foreclosed in the first quarter 2008. The Company recorded a loan charge-off of $1.0 million at the time of transfer to foreclosed assets based upon updated valuations of the assets. The Company is pursuing collection efforts against the guarantors on this credit.

- A $2.7 million asset relationship, which was included in Foreclosed Assets at December 31, 2008, involving a mixed use development in the St. Louis, Mo., metropolitan area. This was originally a $15 million loan relationship that was reduced by guarantors paying down the balance by $10 million in 2008 and the allocation of a portion of the collateral to a performing loan, the payment of which comes from Tax Increment Financing revenues of the development.

- A $2.1 million asset relationship, which was included in Foreclosed Assets at December 31, 2008, and previously involved two residential developments (now one development) in the Kansas City, Mo., metropolitan area. This subdivision is primarily comprised of developed lots with some additional undeveloped ground. This relationship has been reduced from $4.3 million through the sale of one of the subdivisions and a charge down of the balance in 2008. The Company is marketing the property for sale.

- A $6.4 million asset relationship, which involves lots in nine subdivisions in the St. Louis, Mo., area. This relationship was foreclosed during the first and second quarters of 2009, and was discussed above as an $8.3 million relationship under Non-performing Loans.

- A $1.8 million asset relationship, which involves twenty-one residential investment properties in the Joplin, Mo. Area, and was discussed above as a $2.3 million relationship under Non-performing Loans. The Company is marketing these properties for sale.

- A $1.7 million asset relationship, which involves commercial land to be developed into commercial lots in Northwest Arkansas, and was discussed above as a $2.3 million relationship under Non-performing Loans. The Company is marketing the property for sale.

- A $1.5 million asset relationship, which involves an office building near Springfield, Mo., and was discussed above as an original $3.2 million relationship under Non-performing Loans. The Company is marketing the property for sale.

- A $1.4 million asset relationship, which involves a partially completed subdivision in Springfield, Mo., and was discussed above as a $2.4 million relationship under Non-performing Loans. The Company is marketing the property for sale.

The addition of five significant relationships to foreclosed assets during 2009 was partially offset by decreases in significant relationships such as the sale of a $3.9 million relationship consisting of an office building in Southeast Missouri; the sale of a $1.5 million house that was part of a $1.8 million relationship and the sales of portions of relationships consisting of condominiums in Kansas City, Mo. and houses in Northwest Arkansas.

Potential Problem Loans. Potential problem loans increased $32.7 million during the year ended December 31, 2009 from $17.8 million at December 31, 2008 to $50.5 million at December 31, 2009. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets.

During the year ended December 31, 2009, potential problem loans increased primarily due to the addition of ten unrelated relationships totaling $40.7 million to the Potential Problem Loans category. These ten relationships include:

- A $9.6 million relationship secured by condominium units and commercial land located at Lake of the Ozarks, Mo. In February of 2010, the Company began foreclosure proceedings on this property.
- A $9.0 million relationship consisting of a condominium project located in Branson, Mo. This project is experiencing slower than expected sales.
- A $5.6 million relationship secured by an apartment and retail complex located in St. Louis.
- A $5.5 million relationship secured by subdivisions and land in the Springfield, Mo., and Branson, Mo., areas.
- A $2.7 million relationship secured by commercial improved ground located near Springfield, Mo. The borrower is in the development business and is experiencing some cash flow difficulties.
- A $2.0 million relationship secured by a motel located in Springfield, Mo. The motel is operating but has experienced lower occupancy rates and cash flow difficulties.
- A $1.8 million relationship (previously a $1.5 million loan relationship included in the Non-Performing Loan category), secured by an ownership in a closely-held corporation. Improvement with the credit occurred when a non-owner occupied residence and a debt service reserve were taken as additional collateral in the fourth quarter of 2009. Repayment is anticipated from the sale of the residence.
- A $1.8 million relationship secured by rental houses and duplexes located in Springfield, Mo. The borrower is experiencing some cash flow difficulties as a result of higher than normal vacancies.
- A $1.7 million loan secured by rental houses and lots located in the Springfield, Mo. area. The borrower is experiencing some cash flow difficulties as a result of higher than normal vacancies.
- A $1.0 million loan secured by duplexes near Springfield, Mo. The borrower is experiencing some cash flow difficulties as a result of higher than normal vacancies.

During the year ended December 31, 2009, potential problem loans decreased primarily due to the transfer of ten unrelated significant relationships totaling $17.9 million from the Potential Problem Loans category to other non-performing asset categories as previously discussed above.

At December 31, 2009, two other large unrelated relationships were included in the Potential Problem Loan category, which were included in the Potential Problem Loan category at December 31, 2008. One consists of a retail center, improved commercial land and other collateral in the states of Georgia and Texas totaling $1.8 million. During 2008, the Company obtained additional collateral and guarantor support; however, the Company still considers a portion of this relationship as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. The other, a $1.2 million relationship, consists of a subdivision and leased houses in Joplin, Missouri. At December 31, 2009, the twelve significant relationships described above accounted for $43.7 million of the potential problem loan total.

Non-interest Income

Non-interest income for the year ended December 31, 2009 was $122.8 million compared with $28.1 million for the year ended December 31, 2008. The $94.7 million increase was mainly the result of gains recognized on the two FDIC-assisted transactions, which are discussed below along with other items:

<u>FDIC-assisted transactions</u>: A total of $89.8 million of one-time pre-tax gains was recorded related to the fair value accounting estimates of the assets acquired and liabilities assumed in the FDIC-assisted transactions involving TeamBank and Vantus Bank. Additional income of $2.7 million was recorded due to the discount related to the FDIC indemnification assets booked in connection with these transactions. Additional income will be recognized in future periods as loans are collected from customers and as reimbursements of losses are collected from the FDIC, but we cannot estimate the timing of this income due to the variables associated with these transactions.

<u>Gain on loan sales</u>: Net realized gains on loan sales increased $1.5 million, or 104.2%, for the year ended December 31, 2009 compared to the year ended December 31, 2008. The gain on loan sales was mainly due to a higher volume of fixed-rate residential mortgage loan originations, which the Company typically sells in the secondary market. The higher volume mainly came from the Company's operations in Springfield and its Iowa operations acquired through the Vantus Bank transaction.

Securities gains, losses and impairments: Net losses on securities sales and impairments for the year ending December 31, 2009, were $1.5 million compared to net losses on securities sales and impairments in the year ending December 31, 2008, of $7.3 million. The 2009 losses included a $2.9 million impairment related to a non-agency collateralized mortgage obligation, $530,000 related to the impairment of equity securities and a $575,000 impairment on pooled trust preferred investments. These impairment losses were partially offset by gains on the sales of various investment securities throughout 2009. The losses in 2008 were primarily due to the impairment write-down of $5.3 million related to Fannie Mae and Freddie Mac preferred stock, which was discussed in the September 30, 2008, *Quarterly Report on Form 10-Q*. These equity investments were subsequently sold in 2009. An additional $2.1 million loss recorded in the 2008 period related to an impairment write-down in value of certain available-for-sale equity investments. The Company continues to hold the majority of these securities in the available-for-sale category.

Deposit account charges: Deposit account charges and ATM and debit card usage fees increased $2.3 million, or 15.1%, in the year ended December 31, 2009, compared to the year ended December 31, 2008. Total income on deposit account charges was $17.7 million in 2009. A large portion of this increase was the result of the customers added in the FDIC-assisted transactions as well as organic growth in the legacy Great Southern footprint.

Partially offsetting the above positive income items for 2009 as compared with 2008 were the following items:

Interest rate swaps: The change in the fair value of certain interest rate swaps and the related change in fair value of hedged deposits resulted in an increase of $1.2 million in the year ended December 31, 2009, compared to an increase of $5.3 million in the year ended December 31, 2008. This income was part of the 2005 accounting restatement described in previous filings. There should be no income or expense related to this in future periods.

Commission revenue: Commission income for the year ended December 31, 2009 from the Company's travel, insurance and investment divisions decreased $1.9 million, or 22.3%, compared to the year ended December 31, 2008. The decrease was primarily in the Company's travel division, where customers have reduced their travel in light of current economic conditions. Another large portion of the decrease also occurred in the investment division as a result of the alliance formed in 2008 with Ameriprise Financial Services. As a result of this change, Great Southern now records most of its investment services activity on a net basis in non-interest income.

Non-GAAP Reconciliation
(Dollars in thousands)

	Year Ended December 31, 2009		
	As Reported	Effect of Hedge Accounting Entries Recorded	Excluding Hedge Accounting Entries Recorded
Non-interest income -- Net change in fair value of interest rate swaps and related deposits	$ **122,784**	$ 1,184	$ 121,600

	Year Ended December 31, 2008		
	As Reported	Effect of Hedge Accounting Entries Recorded	Excluding Hedge Accounting Entries Recorded
Non-interest income -- Net change in fair value of interest rate swaps and related deposits	$ **28,144**	$ 6,976	$ 21,168

Non-Interest Expense

Total non-interest expense increased $22.5 million, or 40.4%, from $55.7 million in the year ended December 31, 2008, compared to $78.2 million in the year ended December 31, 2009. The Company's efficiency ratio for the year ended December 31, 2009, was 36.88% compared to 55.86% in 2008. The Company's ratio of non-interest expense to average assets increased from 2.07% for the year ended December 31, 2008, to 2.15% for the year ended December 31, 2009. The efficiency ratio in 2009 was positively impacted by the TeamBank and Vantus Bank-related one-time gains and negatively impacted by the investment securities impairment write-downs recorded by the Company in 2009 and the other expenses discussed below. The following were key items related to the increases in non-interest expense for the year ended December 31, 2009 as compared to the year ended December 31, 2008:

TeamBank N.A. FDIC-assisted transaction: A portion of the Company's increase in non-interest expense during 2009 compared to 2008 related to the FDIC-assisted acquisition and operations of the former TeamBank. For the year ended December 31, 2009, non-interest expenses related to the acquisition and on-going operations of the former TeamBank banking centers was $10.0 million. In addition, the Company recorded other non-interest expenses related to TeamBank that have been absorbed in other pre-existing areas of the Company. In the year ended December 31, 2009, the Company incurred costs related to the conversion of deposits and loans to its core computer processing systems and incurred expenses related to retention and separation pay for employees whose positions were consolidated. The largest expense increases were in the areas of salaries and benefits and occupancy and equipment expenses.

Vantus Bank FDIC-assisted transaction: The Company's increase in non-interest expense during 2009 compared to 2008 was also related to the FDIC-assisted acquisition and operations of Vantus Bank. For the year ended December 31, 2009, non-interest expenses associated with the acquisition and on-going operations of the former Vantus Bank banking centers was $4.9 million. In addition, the Company recorded other non-interest expenses related to the operation of other areas of the former Vantus Bank, such as lending and certain support functions. During 2009, the Company incurred costs related to the conversion of deposit and loan information to its core computer processing systems and incurred expenses related to retention and separation pay for employees whose positions were consolidated. The largest expense increases were in the areas of salaries and benefits and occupancy and equipment expenses.

New banking centers: The Company's increase in non-interest expense during 2009 compared to 2008 was also related to the continued internal growth of the Company. The Company opened its first retail banking center in Creve Coeur, Mo., in May 2009, and its second banking center in Lee's Summit, Mo., in late September 2009. In the year ended December 31, 2009, compared to the year ended December 31, 2008, non-interest expenses increased $686,000 associated with the ongoing operations of these locations.

FDIC insurance premiums: In 2009, the FDIC significantly increased insurance premiums for all banks, nearly doubling the regular quarterly deposit insurance assessments compared to the 2008 rates. In addition, the FDIC imposed a special five basis point assessment on all insured depository institutions based on assets (minus Tier 1 capital) as of June 30, 2009. The Company recorded an expense of $1.7 million in the second quarter of 2009 for this special assessment. Due to growth of the Company and the increased assessment rates, FDIC insurance expense (including the second quarter special assessment) increased from $2.2 million for the year ended December 31, 2008, to $5.7 million for the year ended December 31, 2009.

On November 12, 2009, the FDIC adopted a final rule amending the assessment regulations to require insured depository institutions to prepay their estimated quarterly regular risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009. The Company prepaid $13.2 million, which will be expensed in the normal course of business throughout this three-year period.

Foreclosure-related expenses: Due to the increases in levels of foreclosed assets, foreclosure-related expenses increased $1.5 million (net of income received on foreclosed assets) for the year ended December 31, 2009 compared to the year ended December 31, 2008. The Company expects that expenses on foreclosed assets and expenses related to the credit resolution process will remain elevated in 2010.

Net occupancy and equipment expenses: Significant increases in occupancy and equipment expenses were primarily related to the two FDIC-assisted transactions. For the year ended December 31, 2009, these expenses were $12.5 million, an increase of $4.2 million, compared to the year ended December 31, 2008.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31,					
	2009			2008		
	Non-Interest Expense	Revenue Dollars*	%	Non-Interest Expense	Revenue Dollars*	%
Efficiency Ratio	**$ 78,195**	**$ 212,047**	**36.88%**	**$ 55,706**	**$ 99,727**	**55.86%**
Amortization of deposit broker origination fees	—	393	(.07)	—	3,111	(1.81)
Net change in fair value of interest rate swaps and related deposits	—	(1,184)	.20	—	(6,976)	4.06
Efficiency ratio excluding impact of hedge accounting entries	$ 78,195	$ 211,256	37.01%	$ 55,706	$ 95,862	58.11%

*Net interest income plus non-interest income.

Provision for Income Taxes

Provision for income taxes as a percentage of pre-tax income was 33.7% for the year ended December 31, 2009. The effective tax rate (as compared to the statutory federal tax rate of 35.0%) was primarily affected by higher balances and rates of tax-exempt investment securities and loans. The Company's effective tax benefit rate was 45.9% for the year ended December 31, 2008. The effective tax rate (as compared to the statutory federal tax rate of 35.0%) was primarily affected by higher balances and rates of tax-exempt investment securities and loans, and in 2008, was also significantly influenced by the amount of the tax-exempt interest income relative to the Company's pre-tax loss. For future periods, the Company expects the effective tax rate to be in the range of 32-36% of pre-tax net income.

Average Balances, Interest Rates and Yields

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets and the resulting yields, as well as the interest expense on average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin. Average balances of loans receivable include the average balances of non-accrual loans for each period. Interest income on loans includes interest received on non-accrual loans on a cash basis. Interest income on loans includes the amortization of net loan fees which were deferred in accordance with accounting standards. Fees included in interest income were $1.8 million, $2.5 million and $3.2 million for 2009, 2008 and 2007, respectively. Tax-exempt income was not calculated on a tax equivalent basis. The table does not reflect any effect of income taxes.

	December 31, 2009	Year Ended December 31, 2009			Year Ended December 31, 2008			Year Ended December 31, 2007		
	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
					(Dollars in thousands)					
Interest-earning assets:										
Loans receivable:										
One- to four-family residential	5.87%	$ 292,409	$ 17,224	5.89%	$ 206,299	$ 13,290	6.44%	$ 180,797	$ 12,714	7.03%
Other residential	6.03	136,668	8,528	6.24	109,348	7,214	6.60	81,568	6,914	8.48
Commercial real estate	6.21	605,149	39,066	6.46	479,347	32,250	6.73	456,377	37,614	8.24
Construction	5.80	567,405	31,269	5.51	649,037	41,448	6.39	673,576	55,993	8.31
Commercial business	5.68	156,236	10,044	6.43	162,512	10,013	6.16	171,902	14,160	8.24
Other loans	6.88	205,768	13,033	6.33	179,731	11,871	6.60	153,421	11,480	7.48
Industrial revenue bonds(1)	6.12	64,432	4,299	6.67	55,728	3,743	6.72	56,612	3,844	6.79
Total loans receivable	6.25	2,028,067	123,463	6.09	1,842,002	119,829	6.51	1,774,253	142,719	8.04
Investment securities and other interest-earning assets(1)	4.68	917,843	32,405	3.53	533,567	24,985	4.68	430,874	21,152	4.91
Total interest-earning assets	5.47	2,945,910	155,868	5.29	2,375,569	144,814	6.10	2,205,127	163,871	7.43
Noninterest-earning assets:										
Cash and cash equivalents		250,422			71,989			84,668		
Other non-earning assets		206,727			74,446			50,648		
Total assets		$ 3,403,059			$2,522,004			$ 2,340,443		
Interest-bearing liabilities:										
Interest-bearing demand and savings	1.00	$ 611,136	6,600	1.08	$ 484,490	8,370	1.73	$ 480,756	16,043	3.34
Time deposits	2.33	1,650,913	47,487	2.88	1,268,941	52,506	4.14	1,131,825	60,189	5.32
Total deposits	1.88	2,262,049	54,087	2.39	1,753,431	60,876	3.47	1,612,581	76,232	4.73
Short-term borrowings	1.20	399,587	6,393	1.60	262,004	5,892	2.25	170,946	7,356	4.30
Subordinated debentures issued to capital trust	1.85	30,929	773	2.50	30,929	1,462	4.73	28,223	1,914	6.78
FHLB advances	4.00	190,903	5,352	2.80	133,477	5,001	3.75	144,773	6,964	4.81
Total interest-bearing liabilities	1.91	2,883,468	66,605	2.31	2,179,841	73,231	3.36	1,956,523	92,466	4.72
Noninterest-bearing liabilities:										
Demand deposits		221,215			147,665			171,479		
Other liabilities		23,692			10,873			26,716		
Total liabilities		3,128,375			2,338,379			2,154,718		
Stockholders' equity		274,684			183,625			185,725		
Total liabilities and stockholders' equity		$ 3,403,059			$ 2,522,004			$ 2,340,443		
Net interest income:										
Interest rate spread	3.56%		$ 89,263	2.98%		$ 71,583	2.74%		$ 71,405	2.71%
Net interest margin*				3.03%			3.01%			3.24%
Average interest-earning assets to average interest-bearing liabilities		102.2%			109.0%			112.7%		

* Defined as the Company's net interest income divided by total interest-earning assets.

(1) Of the total average balances of investment securities, average tax-exempt investment securities were $68.3 million, $62.4 million and $69.7 million for 2009, 2008 and 2007, respectively. In addition, average tax-exempt industrial revenue bonds were $38.0 million, $33.1 million and $30.6 million in 2009, 2008 and 2007, respectively. Interest income on tax-exempt assets included in this table was $3.8 million $4.7 million and $4.4 million for 2009, 2008 and 2007, respectively. Interest income net of disallowed interest expense related to tax-exempt assets was $3.0 million, $3.6 million and $3.2 million for 2009, 2008 and 2007, respectively.

Rate/Volume Analysis

The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to volume and rate. Tax-exempt income was not calculated on a tax equivalent basis.

	Year Ended December 31, 2009 vs. December 31, 2008			Year Ended December 31, 2008 vs. December 31, 2007		
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Rate	Volume		Rate	Volume	
	(Dollars in thousands)					
Interest-earning assets:						
Loans receivable	$ (7,995)	$ 11,629	$ 3,634	$ (28,166)	$ 5,276	$ (22,890)
Investment securities and other interest-earning assets	(7,274)	14,694	7,420	(1,013)	4,846	3,833
Total interest-earning assets	(15,269)	26,323	11,054	(29,179)	10,122	(19,057)
Interest-bearing liabilities:						
Demand deposits	(3,621)	1,851	(1,770)	(7,797)	124	(7,673)
Time deposits	(18,431)	13,412	(5,019)	(14,403)	6,720	(7,683)
Total deposits	(22,052)	15,263	(6,789)	(22,200)	6,844	(15,356)
Short-term borrowings and structured repo	(2,017)	2,518	501	(4,396)	2,932	(1,464)
Subordinated debentures issued to capital trust	(689)	—	(689)	(622)	170	(452)
FHLBank advances	(1,459)	1,810	351	(1,354)	(609)	(1,963)
Total interest-bearing liabilities	(26,217)	19,591	(6,626)	(28,572)	9,337	(19,235)
Net interest income	$ 10,948	$ 6,732	$ 17,680	$ (607)	$ 785	$ 178

Results of Operations and Comparison for the Years Ended December 31, 2008 and 2007

General

Including the effects of the Company's hedge accounting entries recorded in 2008 and 2007, net income decreased $33.7 million, or 115.1%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. This decrease was primarily due to an increase in provision for loan losses of $46.7 million, or 853.4%, an increase in non-interest expense of $4.0 million, or 7.7%, and a decrease in non-interest income of $1.3 million, or 4.3%, partially offset by a decrease in provision for income taxes of $18.1 million, or 126.2%, and an increase in net interest income of $178,000, or 0.2%.

Excluding the effects of the Company's hedge accounting entries recorded in 2008 and 2007, net income decreased $35.9 million, or 124.0%, during the year ended December 31, 2008, compared to the year ended December 31, 2007. This decrease was primarily due to an increase in provision for loan losses of $46.7 million, or 853.4%, an increase in non-interest expense of $4.0 million, or 7.7%, and a decrease in non-interest income of $6.6 million, or 23.6%, partially offset by a decrease in provision for income taxes of $19.3 million, or 136.0%, and an increase in net interest income of $2.1 million, or 2.9%.

The information presented in the table below and elsewhere in this report excluding hedge accounting entries recorded (for the 2008, 2007 and 2006 periods) is not prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The tables below and elsewhere in this report excluding hedge accounting entries recorded (for the 2008, 2007 and 2006 periods) contain reconciliations of this information to the reported information prepared in accordance with GAAP. The Company believes that this non-GAAP financial information is useful in its internal management financial analyses and may also be useful to investors because the Company believes that the exclusion of these items from the specified components of net income better reflect the Company's underlying operating results during the periods indicated for the reasons described above. The amortization of the deposit broker fee and the net change in fair value of interest rate swaps and related deposits may be volatile. For example, if market interest rates decrease significantly, the interest rate swap counterparties may wish to terminate the swaps prior to their stated maturities. If a swap is terminated, it is likely that the Company would redeem the related deposit account at face value. If the deposit account is redeemed, any unamortized broker fee associated with the deposit account must be written off to interest expense. In addition, if the interest rate swap is terminated, there may be an income or expense impact related to the fair values of the swap and related deposit which were previously recorded in the Company's financial statements. The effect on net income, net interest income, net interest margin and non-interest income could be significant in any given reporting period.

Non-GAAP Reconciliation
(Dollars in thousands)

	Year Ended December 31,			
	2008		2007	
	Dollars	Earnings Per Diluted Share	Dollars	Earnings Per Diluted Share
Reported Earnings (per common share)	**$ (4,670)**	**$ (0.35)**	**$ 29,299**	**$ 2.15**
Amortization of deposit broker origination fees (net of taxes)	2,022		762	
Net change in fair value of interest rate swaps and related deposits (net of taxes)	(4,534)		(1,102)	
Earnings excluding impact of hedge accounting entries	$ (7,182)		$ 28,959	

Total Interest Income

Total interest income decreased $19.1 million, or 11.6%, during the year ended December 31, 2008 compared to the year ended December 31, 2007. The decrease was due to a $22.9 million, or 16.0%, decrease in interest income on loans, partially offset by a $3.8 million, or 18.1%, increase in interest income on investments and other interest-earning assets. Interest income for loans, investment securities and other interest-earning assets increased due to higher average balances. Interest income for investment securities and other interest-earning assets decreased slightly due to lower average rates of interest while loans experienced a significant decrease in average rates of interest due to the significant rate cuts by the FRB in 2008.

Interest Income - Loans

During the year ended December 31, 2008 compared to the year ended December 31, 2007, interest income on loans decreased primarily due to significantly lower average interest rates. Interest income on loans decreased $28.2 million as the result of lower average interest rates. The average yield on loans decreased from 8.04% during the year ended December 31, 2007, to 6.51% during the year ended December 31, 2008. Average loan rates were much lower in 2008 compared to 2007, as a result of market rates of interest, primarily the "prime rate" of interest. During the last quarter of 2007, market interest rates decreased, with the "prime rate" of interest decreasing 1.00% by the end of December 2007. Then in 2008, the “prime rate” decreased another 4.00% to a rate of 3.25% at December 31, 2008. A large portion of the Bank's loan portfolio adjusts with changes to the "prime rate" of interest. The Company has a portfolio of prime-based loans which have interest rate floors. Prior to 2005, many of these loan rate floors were in effect and established a loan rate which was higher than the contractual rate would have otherwise been. During 2005 and 2006, as market interest rates rose, many of these interest rate floors were exceeded and the loans reverted back to their normal contractual interest rate terms. In 2008, the declining interest rates once again put these loan rate floors in effect and established a loan rate which was higher than the contractual rate would have otherwise been. In the year ended December 31, 2007, the average yield on loans was 8.04% versus an average prime rate for the period of 8.05%, or a difference of a negative 1 basis point. In the year ended December 31, 2008, the average yield on loans was 6.51% versus an average prime rate for the period of 5.10%, or a difference of 141 basis points.

Interest income increased $5.3 million as the result of higher average loan balances from $1.77 billion during the year ended December 31, 2007 to $1.84 billion during the year ended December 31, 2008. The higher average balance resulted principally from the Bank's increased commercial real estate lending, single-family and multi-family residential lending and consumer lending. The Bank's commercial and residential construction and commercial business average loan balances experienced small decreases compared to 2007.

For the years ended December 31, 2008, and 2007, interest income was reduced $1.2 million and $1.6 million, respectively, due to the reversal of accrued interest on loans that were added to non-performing status during the period. Partially offsetting this, the Company collected interest that was previously charged off in the amount of $227,000 and $183,000 in the years ended December 31, 2008 and 2007, respectively, due to work-out efforts on non-performing loans. See "Net Interest Income" for additional information on the impact of this interest activity.

Interest Income - Investments and Other Interest-earning Deposits

Interest income on investments and other interest-earning assets increased as a result of higher average balances during the year ended December 31, 2008, when compared to the year ended December 31, 2007. Interest income increased $4.8 million as a result of an increase in average balances from $431 million during the year ended December 31, 2007, to $534 million during the year ended December 31, 2008. This increase was primarily in available-for-sale mortgage-backed securities, where securities were needed for liquidity and pledging against deposit accounts under customer repurchase agreements and public fund deposits. The balance of available-for-sale mortgage-backed securities has increased from $183.1 million at December 31, 2007 to $485.2 million at December 31, 2008. Interest income decreased by $1.0 million as a result of a decrease in average interest rates from 4.91% during the year ended December 31, 2007, to 4.68% during the year ended December 31, 2008. In previous years, as principal balances on mortgage-backed securities were paid down through prepayments and normal amortization, the Company replaced a large portion of these securities with variable-rate mortgage-backed securities (primarily one-year and hybrid ARMs). As these securities reached interest rate reset dates in 2007, their rates typically increased along with market interest rate increases. As market interest rates (primarily treasury rates and LIBOR rates) generally declined in 2008 and into 2009, the interest rates on those securities that reprice in 2009 likely will decrease at their next interest rate reset date. The majority of the securities added in 2008 are backed by hybrid ARMs which will have fixed rates of interest for a period of time (generally three to ten years) and then will adjust annually. The actual amount of securities that will reprice and the actual interest rate changes on these securities is subject to the level of prepayments on these securities and the changes that actually occur in market interest rates (primarily treasury rates and LIBOR rates). In addition at December 31, 2007, the Company had several agency securities that were callable at the option of the issuer. Many of these securities were redeemed by the issuer in 2008, so the balance of U. S. Government agency securities has decreased from $125.8 million at December 31, 2007 to $34.8 million at December 31, 2008. This balance has declined further in 2009.

In addition to the increase in securities, the Company has also experienced an increase in interest-earning deposits and non-interest-earning cash equivalents, where additional liquidity was maintained in 2008 due to uncertainty in the financial system. These deposits and cash equivalents earn very low (or no) yield and therefore negatively impact the Company's net interest margin. At December 31, 2008, the Company had cash and cash equivalents of $167.9 million compared to $80.5 million at December 31, 2007.

Total Interest Expense

Including the effects of the Company's accounting change in 2005 for certain interest rate swaps, total interest expense decreased $19.2 million, or 20.8%, during the year ended December 31, 2008, when compared with the year ended December 31, 2007, primarily due to a decrease in interest expense on deposits of $15.4 million, or 20.1%, a decrease in interest expense on FHLBank advances of $2.0 million, or 28.2%, a decrease in interest expense on short-term borrowings and structured repurchase agreements of $1.5 million, or 19.9%, and a decrease in interest expense on subordinated debentures issued to capital trust of $452,000, or 23.6%.

Excluding the effects of the Company's hedge accounting entries recorded in 2008 and 2007 for certain interest rate swaps, economically, total interest expense decreased $21.2 million, or 23.2%, during the year ended December 31, 2008, when compared with the year ended December 31, 2007, primarily due to a decrease in interest expense on deposits of $17.3 million, or 23.0%, a decrease in interest expense on FHLBank advances of $2.0 million, or 28.2%, a decrease in interest expense on short-term borrowings and structured repurchase agreements of $1.5 million, or 19.9%, and a decrease in interest expense on subordinated debentures issued to capital trust of $452,000, or 23.6%.

Interest Expense - Deposits

Including the effects of the Company's hedge accounting entries recorded in 2008 and 2007, interest on demand deposits decreased $7.8 million due to a decrease in average rates from 3.34% during the year ended December 31, 2007, to 1.73% during the year ended December 31, 2008. Average interest rates decreased due to lower overall market rates of interest in 2008. Market rates of interest on checking and money market accounts began to decrease in late 2007 and throughout 2008 as the FRB reduced short-term interest rates. Interest on demand deposits increased $124,000 due to an increase in average balances from $481 million during the year ended December 31, 2007, to $484 million during the year ended December 31, 2008. The Company's interest-bearing checking balances have grown in the past several years through increased relationships with correspondent, corporate and retail customers. Average interest-bearing demand balances were $484 million, $481 million and $421 million in 2008, 2007 and 2006, respectively. Average non-interest bearing demand balances were $148 million, $171 million and $189 million in 2008, 2007 and 2006, respectively.

Interest expense on deposits decreased $14.4 million as a result of a decrease in average rates of interest on time deposits from 5.32% during the year ended December 31, 2007, to 4.14% during the year ended December 31, 2008, and increased $6.7 million due to an increase in average balances of time deposits from $1.13 billion during the year ended December 31, 2007, to $1.27 billion during the year ended December 31, 2008. Average interest rates decreased due to lower overall market rates of interest in 2008. Market rates of interest on certificates of deposit began to decrease in late 2007 and throughout 2008 as the FRB reduced short-term interest rates. As certificates of deposit matured in 2008, they were generally replaced with certificates bearing a lower rate of interest. In 2006 and 2007, the Company increased its balances of brokered certificates of deposit to fund a portion of its loan growth. In 2008, the Company increased its balances of brokered certificates of deposit to lengthen a portion of its funding liabilities and to increase liquidity on its balance sheet in addition to its off-balance sheet funding credit lines. Brokered certificates of deposit balances increased $299.9 million in 2008, from $674.6 million at December 31, 2007, to $974.5 million at December 31, 2008. A large portion of this increase relates to the program described below.

Included in the brokered deposits total at December 31, 2008, is $337.1 which is part of the Certificate of Deposit Account Registry Service (CDARS). This total includes $168.3 in CDARS customer deposit accounts and $168.8 in CDARS purchased funds. Included in the brokered deposits total at December 31, 2007, was $164.7 which was part of the CDARS. This total includes $88.8 in CDARS customer deposit accounts and $75.9 in CDARS purchased funds. CDARS customer deposit accounts are accounts that are just like any other deposit account on the Company's books, except that the account total exceeds the FDIC deposit insurance maximum. When a customer places a large deposit with a CDARS Network bank, that bank uses CDARS to place the funds into deposit accounts issued by other banks in the CDARS Network. This occurs in increments of less than the standard FDIC insurance maximum, so that both principal and interest are eligible for complete FDIC protection. Other Network Members do the same thing with their customers' funds.

CDARS purchased funds transactions represent an easy, cost-effective source of funding without collateralization or credit limits for the Company. Purchased funds transactions help the Company obtain large blocks of funding while providing control over pricing and diversity of wholesale funding options. Purchased funds transactions are obtained through a bid process that occurs weekly, with varying maturity terms.

The effects of the Company's hedge accounting entries recorded in 2008 and 2007 did not impact interest on demand deposits.

Excluding the effects of the Company's hedge accounting entries recorded in 2008 and 2007, economically, interest expense on deposits decreased $16.2 million as a result of a decrease in average rates of interest on time deposits from 5.21% during the year ended December 31, 2007, to 3.89% during the year ended December 31, 2008, and increased $6.6 million due to an increase in average balances of time deposits from $1.13 billion during the year ended December 31, 2007, to $1.27 billion during the year ended December 31, 2008. The average interest rates decreased due to lower overall market rates of interest throughout 2008.

Interest Expense - FHLBank Advances, Short-term Borrowings and Structured Repurchase Agreements and Subordinated Debentures Issued to Capital Trust

Interest expense on FHLBank advances decreased $609,000 due to a decrease in average balances on FHLBank advances from $145 million in the year ended December 31, 2007, to $133 million in the year ended December 31, 2008. The reason for this decrease was the Company elected to utilize other forms of alternative funding during 2008. In addition, FHLBank advances experienced a decrease in average interest rates from 4.81% during the year ended December 31, 2007, to 3.75% during the year ended December 31, 2008, resulting in decreased interest expense of $1.4 million.

Interest expense on short-term borrowings and structured repurchase agreements decreased $4.4 million due to a decrease in average interest rates from 4.30% in the year ended December 31, 2007, to 2.25% in the year ended December 31, 2008. Partially offsetting this decrease, average balances increased from $171 million during the year ended December 31, 2007, to $262 million during the year ended December 31, 2008, resulting in increased interest expense of $2.9 million. The increase in balances of short-term borrowings was primarily due to increases in securities sold under repurchase agreements with Great Southern's corporate customers, utilization of the Federal Reserve's Term Auction Facility and a structured repurchase agreement borrowing entered into in 2008. The FRB began to lower short-term interest rates in the latter portion of 2007 and continued to maintain very low rates throughout 2008.

Interest expense on subordinated debentures issued to capital trust decreased $622,000 due to a decrease in average interest rates from 6.78% in the year ended December 31, 2007, to 4.73% in the year ended December 31, 2008. Partially offsetting this decrease, interest expense on subordinated debentures issued to capital trust increased $170,000 due to increases in average balances from $28.2 million in the year ended December 31, 2007, to $30.9 million in the year ended December 31, 2008. The average rate of interest on these subordinated debentures decreased in 2008 as these liabilities pay a variable rate of interest that is indexed to LIBOR. In November 2006, the Company redeemed its trust preferred debentures which were issued in 2001 and replaced them with new trust preferred debentures. These new debentures are not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at a rate of three-month LIBOR plus 1.60%, adjusting quarterly. In July 2007, the Company issued additional trust preferred debentures. These new debentures are also not subject to an interest rate swap; however, they are variable-rate debentures and bear interest at a rate of three-month LIBOR plus 1.40%, adjusting quarterly.

Net Interest Income

Including the impact of the accounting entries recorded for certain interest rate swaps, net interest income for the year ended December 31, 2008 increased $178,000 to $71.6 million compared to $71.4 million for the year ended December 31, 2007. Net interest margin was 3.01% in the year ended December 31, 2008, compared to 3.24% in 2007, a decrease of 23 basis points.

Most of the decrease in net interest margin resulted from the decision by the Company to increase the amount of longer-term brokered certificates of deposit during 2008 to provide liquidity for operations and to maintain in reserve its available secured funding lines with the FHLBank and the FRB. In 2008, the Company issued approximately $359 million of new brokered certificates which are fixed rate certificates with maturity terms of generally two to four years, which the Company (at its discretion) may redeem at par generally after six months. As market interest rates on these types of deposits decreased, the Company began to redeem some of these certificates in 2009 in order to lock in cheaper funding rates. In addition during 2008, the Company issued approximately $137 million of new brokered certificates, which are fixed rate certificates with maturity terms of generally two to four years, which the Company may not redeem prior to maturity. No interest rate swaps are associated with these brokered certificates. These longer-term certificates carry an interest rate that is approximately 150 basis points higher than the interest rate that the Company would have paid if it instead utilized short-term advances from the FHLBank. The Company decided the higher rate was justified by the longer term and the ability to keep committed funding lines available throughout 2008. The net interest margin was also negatively impacted as the Company originated some of the new certificates in advance of the anticipated terminations of these existing certificates, thereby causing the Company to have excess funds for a period of time. These excess funds were invested in short-term cash equivalents at rates that at times caused the Company to earn a negative spread. The average balance of interest-bearing cash equivalents in the three and twelve months ended December 31, 2008, was $76 million and $42 million, respectively. This compares to the average balance of interest-bearing cash equivalents in the three and twelve months ended December 31, 2007, of $3 million and $9 million, respectively. Partially offsetting the increase in brokered CDs, several existing brokered certificates were redeemed by the Company in 2008 as the related interest rate swaps were terminated by the swap counterparties. Interest rate swap notional amounts have decreased from $419 million at December 31, 2007, to $11 million at December 31, 2008. The Company expects to redeem or replace more brokered deposits in 2009 as the excess liquidity is determined by management to no longer be warranted. Interest rates on brokered deposits of similar maturities to those that are callable by the Company have decreased as much as 150 basis points from the rates currently paid on these deposits by the Company. The Company currently has approximately $257 million of such brokered deposits which may be redeemed at the Company's discretion in the first half of 2009.

Another factor that negatively impacted net interest income in 2008 was the elevated level of LIBOR interest rates compared to Federal Funds rates as a result of credit and liquidity concerns in financial markets. These LIBOR interest rates were elevated approximately 50-75 basis points compared to historical averages versus the stated Federal Funds rate for a significant portion of 2008. This elevated spread has continued into 2009 as the FRB kept the Federal Funds rate at .25%. While these LIBOR interest rates are still elevated compared to historical averages in relation to Federal Funds, they have decreased along with recent decreases in the Federal Funds rate. The Company has reduced the amount and percentage of interest rate swaps and other borrowings that are indexed to LIBOR. Funding costs related to local market deposits and brokered certificates of deposit have also been elevated due to competition by issuers seeking to generate significant funding.

For the years ended December 31, 2008 and 2007, interest income was reduced $1.2 million and $1.6 million, respectively, due to the reversal of accrued interest on loans that were added to non-performing status during the period. Partially offsetting this, the Company collected interest that was previously charged off in the amount of $227,000 and $183,000 in the years ended December 31, 2008 and 2007, respectively.

The Company's overall interest rate spread increased 3 basis points, or 1.1%, from 2.71% during the year ended December 31, 2007, to 2.74% during the year ended December 31, 2008. The increase was due to a 136 basis point decrease in the weighted average rate paid on interest-bearing liabilities, partially offset by a 133 basis point decrease in the weighted average yield on interest-earning assets. The Company's overall net interest margin decreased 23 basis points, or 7.1%, from 3.24% for the year ended December 31, 2007, to 3.01% for the year ended December 31, 2008. In comparing the two years, the yield on loans decreased 153 basis points while the yield on investment securities and other interest-earning assets decreased 23 basis points. The rate paid on deposits decreased 126 basis points, the rate paid on FHLBank advances decreased 106 basis points, the rate paid on short-term borrowings decreased 205 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 205 basis points.

Excluding the impact of the accounting entries recorded for certain interest rate swaps, economically, net interest income for the year ended December 31, 2008 increased $2.1 million to $74.7 million compared to $72.6 million for the year ended December 31, 2007. Net interest margin excluding the effects of the accounting change was 3.14% in the year ended December 31, 2008, compared to 3.29% in the year ended December 31, 2007. The Company's overall interest rate spread increased 11 basis points, or 4.0%, from 2.77% during the year ended December 31, 2007, to 2.88% during the year ended December 31, 2008. The increase was due to a 144 basis point decrease in the weighted average rate paid on interest-bearing liabilities, partially offset by a 133 basis point decrease in the weighted average yield on interest-earning assets. The Company's overall net interest margin decreased 15 basis points, or 4.6%, from 3.29% for the year ended December 31, 2007, to 3.14% for the year ended December 31, 2008. In comparing the two years, the yield on loans decreased 153 basis points while the yield on investment securities and other interest-earning assets decreased 23 basis points. The rate paid on deposits decreased 136 basis points, the rate paid on FHLBank advances decreased 106 basis points, the rate paid on short-term borrowings decreased 205 basis points, and the rate paid on subordinated debentures issued to capital trust decreased 205 basis points.

The prime rate of interest averaged 5.10% during the year ended December 31, 2008 compared to an average of 8.05% during the year ended December 31, 2007. In the last three months of 2007 and throughout 2008, the FRB decreased short-term interest rates. At December 31, 2008, the national "prime rate" stood at 3.25% and the Company's average interest rate on its loan portfolio was 6.35%. Over half of the Bank's loans were tied to prime at December 31, 2008; however, most of these loans had interest rate floors or were indexed to "Great Southern Bank prime," which has not been reduced below 5.00%. See "Quantitative and Qualitative Disclosures About Market Risk" for additional information on the Company's interest rate risk management.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31			
	2008		2007	
	$	%	$	%
Reported Net Interest Income/Margin	**$ 71,583**	**3.01%**	**$ 71,405**	**3.24%**
Amortization of deposit broker origination fees	3,111	.13	1,172	.05
Net interest income/margin excluding impact of hedge accounting entries	$ 74,694	3.14%	$ 72,577	3.29%

For additional information on net interest income components, refer to "Average Balances, Interest Rates and Yields" table in this Annual Report on Form 10-K. This table is prepared including the impact of the accounting changes for interest rate swaps.

Provision for Loan Losses and Allowance for Loan Losses

The provision for loan losses was $52.2 million and $5.5 million during the years ended December 31, 2008 and December 31, 2007, respectively. The allowance for loan losses increased $3.7 million, or 14.5%, to $29.2 million at December 31, 2008 compared to $25.5 million at December 31, 2007. Net charge-offs were $48.5 million in 2008 versus $6.3 million in 2007. The increase in provision for loan losses and charge-offs for the year ended December 31, 2008, was due principally to the $35 million which was provided for and charged off in the quarter ended March 31, 2008, related to the Company's loans to the Arkansas-based bank holding company and related loans to individuals described in the Company's Quarterly Report on Form 10-Q for March 31, 2008. In addition, general market conditions, and more specifically, housing supply, absorption rates and unique circumstances related to individual borrowers and projects also contributed to increased provisions and charge-offs. As properties were transferred into non-performing loans or foreclosed assets, evaluations were made of the value of these assets with corresponding charge-offs as appropriate.

In May 2008, the Company determined to record a provision expense and related charge-off of $35 million related to a $30 million stock loan to an Arkansas-based bank holding company (ABHC) and the under-collateralized portion of other associated loans totaling $5 million, which loans were previously discussed in the Company's *Annual Report on Form 10-K* filed on March 17, 2008, *Current Report on Form 8-K* filed on May 12, 2008, and *Quarterly Report on Form 10-Q* filed on May 19, 2008. The charge-off resulted from the appointment of the FDIC as Receiver for ABHC's subsidiary, ABank, by the OCC on May 9, 2008, and the closing of ABank by the FDIC that same day. As a result of these regulatory actions, the $30 million loan as well as $5 million, representing the undercollateralized portion of other related loans, were charged off by the Company, with the provision expense and associated charge-off recorded in the first quarter of 2008.

Management records a provision for loan losses in an amount it believes sufficient to result in an allowance for loan losses that will cover current net charge-offs as well as risks believed to be inherent in the loan portfolio of the Bank. The amount of provision charged against current income is based on several factors, including, but not limited to, past loss experience, current portfolio mix, actual and potential losses identified in the loan portfolio, economic conditions, regular reviews by internal staff and regulatory examinations.

Weak economic conditions, higher inflation or interest rates, or other factors may lead to increased losses in the portfolio and/or requirements for an increase in loan loss provision expense. Management has long ago established various controls in an attempt to limit future losses, such as a watch list of possible problem loans, documented loan administration policies and a loan review staff to review the quality and anticipated collectability of the portfolio. More recently, additional procedures have been implemented to provide for more frequent management review of the loan portfolio based on loan size, loan type, delinquencies, on-going correspondence with borrowers, and problem loan work-outs. Management determines which loans are potentially uncollectible, or represent a greater risk of loss, and makes additional provisions to expense, if necessary, to maintain the allowance at a satisfactory level.

The Bank's allowance for loan losses as a percentage of total loans was 1.66%, 1.63% and 1.38% at December 31, 2008, September 30, 2008, and December 31, 2007, respectively. Management considers the allowance for loan losses adequate to cover losses inherent in the Company's loan portfolio at this time, based on recent internal and external reviews of the Company's loan portfolio and current economic conditions. If economic conditions remain weak or deteriorate significantly, it is possible that additional loan loss provisions would be required, thereby adversely affecting future results of operations and financial condition.

Non-performing Assets

As a result of changes in balances and composition of the loan portfolio, changes in economic and market conditions that occur from time to time, and other factors specific to a borrower's circumstances, the level of non- performing assets will fluctuate. Non-performing assets at December 31, 2008, were $65.9 million, up $10.0 million from December 31, 2007. Non-performing assets as a percentage of total assets were 2.48% at December 31, 2008, compared to 2.30% at December 31, 2007. Compared to December 31, 2007, non- performing loans decreased $2.3 million to $33.2 million while foreclosed assets increased $12.3 million to $32.7 million. Commercial real estate, construction and business loans comprised $29.7 million, or 89%, of the total $33.2 million of non-performing loans at December 31, 2008.

Non-performing Loans. Compared to December 31, 2007, non-performing loans decreased $2.3 million to $33.2 million. Non-performing loan increases and decreases are described below.

Increases in non-performing loans in 2008, that remained in Non-Performing Loans at December 31, 2008, included:

- An $8.3 million loan relationship, which is secured primarily by multiple subdivisions in the St. Louis area. This relationship was charged down $2 million upon transfer to non-performing loans. The $8.3 million balance represents the Company's total exposure, but only 55% of the total borrowers' liability, with 45% participated to other banks. This relationship has been with Great Southern since 2005 and lot sales have slowed.
- A $1.6 million loan relationship, which is secured primarily by eleven houses for sale in Northwest Arkansas. Four of the houses are either under contract or have contracts pending, but none of these sales had been completed at December 31, 2008.
- A $3.0 million loan relationship, which is secured primarily by a condominium development in Kansas City. Some sales occurred during 2007, with the outstanding balance decreasing $1.9 million in 2007. No sales occurred in 2008; however, some principal reduction payments were made. This relationship was charged down approximately $285,000 upon transfer to non-performing loans in the third quarter of 2008, to a balance of $2.5 million.
- A $1.9 million loan relationship, which is secured primarily by a residential subdivision development and developed lots in various subdivisions in Springfield, Mo. This relationship was charged down $413,000 to $1.4 million at December 31, 2008 upon receipt of updated appraisals to establish the current value of the collateral.
- A $2.3 million loan relationship, which is secured primarily by commercial land and acreage to be developed into

commercial lots in Northwest Arkansas. This relationship was transferred to non-performing loans in the third quarter of 2008. It was charged down approximately $320,000 upon transfer to foreclosed assets in the first quarter of 2009, to a balance of $2.0 million.

At December 31, 2008, six loan relationships in excess of $1 million accounted for $23.8 million of the total non-performing loan balance of $33.2 million. In addition to the five relationships in excess of $1 million noted above, one other significant loan relationship was included in Non-performing Loans at December 31, 2007, and remained there at December 31, 2008. This relationship is described below:

- A $7.7 million loan relationship, which is secured by a condominium and retail historic rehabilitation development in St. Louis. The original relationship has been reduced through the receipt of Tax Increment Financing funds and a portion of the Federal and State historic tax credits ultimately expected to be received by the Company in 2008. Upon receipt of the remaining Federal and State tax credits, the Company expects to reduce the balance of this relationship to approximately $5.0 million, the value of which is substantiated by a recent appraisal. The Company expects to remove this relationship from loans and hold it as a real estate asset once the tax credit process is completed. To date, six of the ten residential units are leased. The retail space is not leased at this time.

Three other significant relationships were both added to the Non-performing Loans category and subsequently transferred to foreclosed assets during the year ended December 31, 2008:

- A $2.5 million loan relationship, which was secured primarily by an office and residential historic rehabilitation project in St. Louis, was assumed by a new borrower upon the sale of the collateral. This is now considered a performing loan.
- A portion of the primary collateral underlying a $1.2 million loan relationship, lots, houses and duplexes for resale in the Joplin, Mo., area, was sold during the fourth quarter of 2008. The remaining properties, totaling $325,000, were foreclosed during the fourth quarter of 2008.
- A $1.7 million loan relationship, which involves a retail/office rehabilitation project in the St. Louis metropolitan area, was added to Non-Performing Loans in the first quarter of 2008. This relationship was transferred to foreclosed assets during the second quarter of 2008. A charge-off of approximately $1.0 million was recorded upon the transfer of the relationship to foreclosed assets. This relationship remains in foreclosed assets at December 31, 2008.

Two other significant relationships were both added to the Non-performing Loans category and subsequently paid off during the year ended December 31, 2008. The first relationship was $2.7 million, and was secured primarily by a motel in the State of Florida. The primary collateral was sold by the borrower during the third quarter of 2008. The Company received a principal reduction on the debt and financed the new owner. The second relationship was $6.6 million, and was previously secured by a stock investment in a bank holding company, and then was replaced with anticipated tax refunds, interests in various business ventures and other collateral. A charge-off of approximately $5.1 million was recorded upon the transfer of the relationship to Non-Performing Loans in the first quarter of 2008. This relationship was reduced to $687,000, during the third quarter of 2008 through receipt of a portion of the anticipated tax refunds. In November 2008, the Company received a payment from the borrower which reduced the outstanding balance of this relationship on the Company's books to $-0-.

Five other significant relationships were included in the Non-performing Loans category at December 31, 2007, and were subsequently transferred to foreclosed assets during the year ended December 31, 2008. These relationships are described below:

- A $1.3 million loan relationship, which involves a restaurant building in Northwest Arkansas, was foreclosed upon during the second quarter of 2008. The Company sold this property prior to December 31, 2008.
- A $1.9 million loan relationship, which involves partially-developed subdivision lots in northwest Arkansas, was foreclosed upon in the second quarter of 2008. This relationship remained in foreclosed assets at December 31, 2008.
- A $1.0 million loan relationship, which involves subdivision lots and houses in central Missouri, was foreclosed upon during the first quarter of 2008. This relationship was charged down to $660,000 upon transfer to foreclosed assets. This relationship remained in foreclosed assets at December 31, 2008.
- A $5.7 million loan relationship, which involves two office and retail historic rehabilitation developments. At the time this relationship was transferred to the Non-performing Loans category the Company recorded a write-down of $240,000. Both of the projects are completed and the space in both cases is partially leased. The projects are located in southeast Missouri and southwest Missouri. The project in southwest Missouri was sold prior to December 31, 2008. The project in southeast Missouri remained in foreclosed assets at December 31, 2008, with a balance of $3.9 million. While this asset is included in the Company's Non-Performing Asset totals and ratios, the Company does not consider it to be a "Substandard Asset" as it produces a market return on the amount invested.

- A $1.3 million loan relationship, which involves several completed houses in the Branson, Mo., area, was foreclosed upon during the second quarter of 2008. At December 31, 2008, this relationship was recorded in foreclosed assets at $1.0 million after a $200,000 write-down in the second quarter of 2008 and the sale of a portion of the properties which reduced the relationship balance by $219,000.

Two other significant relationships were included in the Non-performing Loans category at December 31, 2007, and subsequently were paid off during the year ended December 31, 2008. The first relationship was $3.3 million, which was secured by a nursing home in the State of Missouri. This relationship was paid off in the first quarter of 2008 upon the sale of the facility. The Company had previously recorded a charge to the allowance for loan losses regarding this relationship and recovered approximately $500,000 to the allowance upon receipt of the loan payoff. The second relationship was $2.6 million. A portion of the primary collateral underlying this loan relationship, the borrowers' interest in a publicly regulated entity, was sold by the borrower during the third quarter of 2008. The borrower sold a two-thirds interest in the entity and the new owner assumed the debt to the Company.

Foreclosed Assets. Of the total $32.7 million of foreclosed assets at December 31, 2008, foreclosed real estate totaled $31.9 million and repossessed automobiles, boats and other personal property totaled $746,000. Foreclosed assets increased $12.3 million during the year ended December 31, 2008, from $20.4 million at December 31, 2007, to $32.7 million at December 31, 2008. During the year ended December 31, 2008, foreclosed assets increased primarily due to the addition of five significant relationships to the foreclosed assets category and the addition of several smaller relationships that involve houses that are completed and for sale or under construction, as well as developed subdivision lots, partially offset by the sale of similar houses and subdivision lots. These five significant relationships, along with four significant relationships from December 31, 2007 that remain in the foreclosed assets category, are described below.

At December 31, 2008, nine separate relationships totaled $20.4 million, or 63%, of the total foreclosed assets balance. These nine relationships include:

- A $3.3 million asset relationship, which involves a residential development in the St. Louis, Mo., metropolitan area. This St. Louis area relationship was foreclosed in the first quarter 2008. The Company recorded a loan charge-off of $1.0 million at the time of transfer to foreclosed assets based upon updated valuations of the assets. The Company is pursuing collection efforts against the guarantors on this credit.

- A $3.9 million asset relationship, which involves an office and retail historic rehabilitation development in southeast Missouri. While this asset is included in the Company's Non-Performing Asset totals and ratios, the Company does not consider it to be a "Substandard Asset" as it produces a market return on the amount invested.

- A $2.7 million asset relationship, which involves a mixed use development in the St. Louis, Mo., metropolitan area. This was originally a $15 million loan relationship that was reduced by guarantors paying down the balance by $10 million and the allocation of a portion of the collateral to a performing loan, the payment of which comes from Tax Increment Financing revenues of the development.

- A $2.3 million relationship, which involves residential developments in Northwest Arkansas. One of the developments has some completed houses and additional lots. The second development is comprised of completed duplexes and triplexes. A few sales of single-family houses have occurred and the remaining properties are being marketed for sale. This relationship has been reduced from $3.1 million through the sale of some of the houses.

- A $2.2 million loan relationship, which previously involved two residential developments (now one development) in the Kansas City, Mo., metropolitan area. This subdivision is primarily comprised of developed lots with some additional undeveloped ground. This relationship has been reduced from $4.3 million through the sale of one of the subdivisions and a charge down of the balance. The Company is marketing the property for sale.

- A $1.9 million loan relationship, which is involves partially-developed subdivision lots in northwest Arkansas, was foreclosed upon in the second quarter of 2008. The Company is marketing the property for sale.

- A $1.8 million relationship, which involves a residence and commercial building in the Lake of the Ozarks, Mo., area. The Company is marketing these properties for sale.

- A $1.4 million relationship, which involves residential developments, primarily residential lots in three different subdivisions and undeveloped ground, in the Branson, Mo., area. The Company has been in contact with various developers to determine interest in the projects and is marketing these properties for sale.

- A $1.0 million loan relationship, which involves several completed houses in the Branson, Mo., area. The Company is marketing these properties for sale.

Potential Problem Loans. Potential problem loans decreased $12.5 million during the year ended December 31, 2008 from $30.3 million at December 31, 2007 to $17.8 million at December 31, 2008. Potential problem loans are loans which management has identified through routine internal review procedures as having possible credit problems that may cause the borrowers difficulty in complying with current repayment terms. These loans are not reflected in non-performing assets.

During the year ended December 31, 2008, potential problem loans decreased primarily due to the transfer of four unrelated significant relationships totaling $13.3 million from the Potential Problem Loans category to other non-performing asset categories as previously discussed above. Two of these relationships involve residential construction and development loans - one relationship in Springfield totaling $3.0 million and one relationship in the St. Louis area totaling $4.3 million. The two other relationships involve a motel in the State of Florida totaling $2.7 million and a condominium development in Kansas City totaling $3.2 million. In addition, one other relationship that is secured primarily by a subdivision and vacant land near Little Rock, Arkansas was removed from the Potential Problem Loan category due to an ownership change in the project, which added equity to the project as well as additional guarantor support, and a reduction of $562,000 from the sale of a portion of the collateral.

During the year ended December 31, 2008, potential problem loans increased primarily due to the addition of four unrelated relationships totaling $5.7 million to the Potential Problem Loans category. The first relationship consists of an office building and commercial land near Springfield, Missouri totaling $3.2 million. The borrower has experienced cash flow problems on other projects which have led to payment delinquencies on this project. The second relationship consists of vacant land (pad sites) to be developed for condominiums near Branson, Missouri totaling $0.9 million. Sales of the units have been slower than projections resulting in cash flow problems. The third relationship consists of subdivision lots in southwest Missouri totaling $0.9 million. The fourth relationship consists of subdivision lots and houses in southwest Missouri totaling $0.7 million.

At December 31, 2008, three other large unrelated relationships were included in the Potential Problem Loan category. All three of these relationships were included in the Potential Problem Loan category at December 31, 2007. The first relationship totaled $1.4 million at December 31, 2007, and was reduced to $1.1 million at December 31, 2008, through the sale of houses. The relationship is secured primarily by a retail center, developed and undeveloped residential subdivisions, and single-family houses being constructed for resale in the Springfield, Missouri, area. The second relationship consists of a retail center, improved commercial land and other collateral in the states of Georgia and Texas totaling $3.3 million. During 2008, the Company obtained additional collateral and guarantor support. The third relationship consists of a residential subdivision in Springfield, Missouri totaling $2.1 million. At December 31, 2008, these seven significant relationships described above accounted for $12.2 million of the potential problem loan total.

Non-interest Income

Including the effects of the Company's hedge accounting entries recorded in 2008 and 2007 for certain interest rate swaps, non-interest income for the year ended December 31, 2008 was $28.1 million compared with $29.4 million for the year ended December 31, 2007. The $1.3 million, or 4.3%, decrease in non-interest income was primarily the result of the impairment write-down in value of certain available-for-sale equity investments and lower commission revenue from the Company's travel and investment divisions, partially offset by an increase in income related to the change in the fair value of certain interest rate swaps and the related change in fair value of hedged deposits.

The impairment write-down totaled $7.4 million on a pre-tax basis (including $5.3 million related to Fannie Mae and Freddie Mac preferred stock, which was discussed in the September 30, 2008, Quarterly Report on Form 10-Q). These equity investments experienced significant fair value declines over the preceding year. Based on these developments, the Company recorded an other-than-temporary impairment. The Company continues to hold these securities in the available-for-sale category. The Company also recorded an impairment write-down of $1.1 million on a pre-tax basis in 2007.

For the year ended December 31, 2008, commission income from the Company's travel, insurance and investment divisions decreased $1.2 million, or 12.2%, compared to 2007. Part of this decrease ($775,000) was in the investment division as a result of the alliance formed with Ameriprise Financial Services through Penney, Murray and Associates. As a result of this change, Great Southern now records most of its investment services activity on a net basis in non-interest income. Thus, non-interest expense related to the investment services division is also reduced. The Company's travel division also experienced a decrease in commission income of $543,000 in 2008 compared to 2007. Customers are reducing their travel as a result of current economic conditions.

A significant increase in non-interest income was due to the change in the fair value of certain interest rate swaps and the related change in fair value of hedged deposits, which resulted in an increase of $7.0 million in the year ended December 31, 2008, and an increase of $1.6 million in the year ended December 31, 2007. Income of this magnitude related to the change in the fair value of certain interest rate swaps and the related change in the fair value of hedged deposits should not be expected in future years. This income is part of a 2005 accounting restatement in which approximately $3.4 million (net of taxes) was charged against retained earnings in 2005. This charge has been (and continues to be) recovered in subsequent periods as interest rate swaps matured or were terminated by the swap counterparty. In the first quarter of 2009, the interest rate swap counterparties have elected to exercise the call options on the remaining callable swaps and the Company has elected to redeem the related certificates of deposit.

Excluding the securities losses and interest rate swap income discussed above, non-interest income for the year ended December 31, 2008, was $28.5 million compared with $28.9 million for the year ended December 31, 2007, or a decrease of $409,000. This decrease was primarily attributable to the lower commission revenue from the Company's travel and investment divisions, which was discussed above, partially offset by an increase of $378,000 in gains on sales of mortgage loans.

Non-GAAP Reconciliation
(Dollars in thousands)

	Year Ended December 31, 2008		
	As Reported	Effect of Hedge Accounting Entries Recorded	Excluding Hedge Accounting Entries Recorded
Non-interest income -- Net change in fair value of interest rate swaps and related deposits	$ **28,144**	$ 6,976	$ 21,168

	Year Ended December 31, 2007		
	As Reported	Effect of Hedge Accounting Entries Recorded	Excluding Hedge Accounting Entries Recorded
Non-interest income -- Net change in fair value of interest rate swaps and related deposits	$ **29,419**	$ 1,695	$ 27,724

Non-Interest Expense

Total non-interest expense increased $4.0 million, or 7.7%, from $51.7 million in the year ended December 31, 2007, compared to $55.7 million in the year ended December 31, 2008. The increase was primarily due to: (i) an increase of $920,000, or 3.1%, in salaries and employee benefits; (ii) an increase of $750,000, or 50.9%, in insurance expense (primarily FDIC deposit insurance); (iii) an increase of $2.8 million, or 464.3%, in expense on foreclosed assets; (iv) an increase of $492,000, or 39.5%, in legal and professional fees (primarily legal fees related to the credit resolution process) and (v) smaller increases and decreases in other non-interest expense areas, such as occupancy and equipment expense, postage, advertising and telephone. The Company's efficiency ratio for the year ended December 31, 2008, was 55.86% compared to 51.28% in 2007. These efficiency ratios include the impact of the hedge accounting entries for certain interest rate swaps. Excluding the effects of these entries, the efficiency ratio for the full year 2008 was 58.11% compared to 51.55% in 2007. The Company's ratio of non-interest expense to average assets decreased from 2.18% for the year ended December 31, 2007, to 2.07% for the year ended December 31, 2008.

In 2007, the FDIC began to once again assess insurance premiums on insured institutions. Great Southern received a deposit insurance credit as a result of premiums previously paid. The Company's credit offset assessed premiums for the first half of 2007, but premiums were owed by the Company beginning in the latter half of 2007 and throughout 2008. The Company incurred additional deposit insurance expense of $827,000 related to this in 2008 compared to 2007.

Due to the increases in levels of foreclosed assets, foreclosure-related expenses in 2008 were higher than 2007 by approximately $2.8 million (net of income received on foreclosed assets). The Company expects that expenses on foreclosed assets and expenses related to the credit resolution process will remain elevated in 2009.

The Company's increase in non-interest expense in 2008 compared to 2007 also related to the continued growth of the Company. In March 2007, Great Southern completed its acquisition of a travel agency in St. Louis. In addition since June 2007, the Company opened banking centers in Springfield, Mo. and Branson, Mo. As a result, in the year ended December 31, 2008, compared to the year ended December 31, 2007, non-interest expenses increased $576,000 related to the ongoing operations of these entities.

Non-GAAP Reconciliation:
(Dollars in thousands)

	Year Ended December 31,					
	2008			2007		
	Non-Interest Expense	Revenue Dollars*	%	Non-Interest Expense	Revenue Dollars*	%
Efficiency Ratio	**$ 55,706**	**$ 99,727**	**55.86%**	**$ 51,707**	**$ 100,824**	**51.28%**
Amortization of deposit broker origination fees	—	3,111	(1.81)	—	1,172	(.61)
Net change in fair value of interest rate swaps and related deposits	—	(6,976)	4.06	—	(1,695)	.88
Efficiency ratio excluding impact of hedge accounting entries	$ 55,706	$ 95,862	58.11%	$ 51,707	$ 100,301	51.55%

*Net interest income plus non-interest income.

Provision for Income Taxes

Provision for income taxes as a percentage of pre-tax income was 32.9% for the year ended December 31, 2007. The Company's effective tax benefit rate was 45.9% for the year ended December 31, 2008. The effective tax rate (as compared to the statutory federal tax rate of 35.0%) was primarily affected by higher balances and rates of tax-exempt investment securities and loans in both years, and in 2008, was also influenced by the amount of the tax-exempt interest income relative to the Company's pre-tax loss. For future periods, the Company expects the effective tax rate to be in the range of 32-35% of pre-tax net income.

Liquidity and Capital Resources

Liquidity is a measure of the Company's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals and the day-to-day operations of the Company. Liquid assets include cash, interest-bearing deposits with financial institutions and certain investment securities and loans. As a result of the Company's management of the ability to generate liquidity primarily through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs. At December 31, 2009, the Company had commitments of approximately $29.4 million to fund loan originations, $131.7 million of unused lines of credit and unadvanced loans, and $16.2 million of outstanding letters of credit.

The following table summarizes the Company's fixed and determinable contractual obligations by payment date as of December 31, 2009. Additional information regarding these contractual obligations is discussed further in Notes 7, 8, 9, 10, 11, 12 and 15 of the Notes to Consolidated Financial Statements.

	Payments Due In:			
	One Year or Less	Over One to Five Years	Over Five Years	Total
	(Dollars in thousands)			
Deposits without a stated maturity	$ 1,079,654	$ —	$ —	$ 1,079,654
Time and brokered certificates of deposit	1,356,132	277,075	1,100	1,634,307
Federal Home Loan Bank advances	17,028	58,005	96,570	171,603
Short-term borrowings	336,182	—	—	336,182
Structured repurchase agreements	—	3,194	50,000	53,194
Subordinated debentures	—	—	30,929	30,929
Operating leases	1,096	3,154	219	4,469
Dividends declared but not paid	2,800	—	—	2,800
	$ 2,792,892	$ 341,428	$ 178,818	$ 3,313,138

At December 31, 2009, the Company anticipates purchasing the real estate and furniture and fixtures of a majority of the branch locations currently being operated as a result of the FDIC-assisted transactions which took place during 2009 for an estimated $21.3 million.

At December 31, 2009, the Company had committed to purchase a total of $13.1 million of federal low income tax credits related to the construction of houses or apartments as part of three unrelated projects. The Company will invest $9.5 million to acquire these credits. None of these transactions involve related parties related to the Company.

Subsequent to December 31, 2009, the Company committed to purchase a total of $3.2 million of federal low income tax credits related to the construction of houses or apartments as part of one project. One of the principal developers of this project is a director of the Company. The Company will invest $2.4 million to acquire these credits, which is consistent with pricing the Company has paid to acquire other tax credits from non-related parties.

Management continuously reviews the capital position of the Company and the Bank to ensure compliance with minimum regulatory requirements, as well as to explore ways to increase capital either by retained earnings or other means.

At December 31, 2009, the Company's total stockholders' equity was $298.9 million, or 8.2% of total assets. At December 31, 2009, common stockholders' equity was $242.9 million, or 6.7% of total assets, equivalent to a book value of $18.12 per common share. Total stockholders' equity at December 31, 2008, was $234.1 million, or 8.8% of total assets. At December 31, 2008, common stockholders' equity was $178.5 million, or 6.7% of total assets, equivalent to a book value of $13.34 per common share. Common stockholders' equity increased $64.4 million, or 36.1%, in the year ended December 31, 2009.

At December 31, 2009, the Company's tangible common equity to total assets ratio was 6.5% as compared to 6.6% at December 31, 2008, due to increased assets from the FDIC-assisted acquisitions and increases in cash equivalents and investments. The Company's tangible common equity to total risk-weighted assets ratio was 11.4% at December 31, 2009.

Banks are required to maintain minimum risk-based capital ratios. These ratios compare capital, as defined by the risk-based regulations, to assets adjusted for their relative risk as defined by the regulations. Guidelines require banks to have a minimum Tier 1 risk-based capital ratio, as defined, of 4.00%, a minimum total risk-based capital ratio of 8.00%, and a minimum 4.00% Tier 1 leverage ratio. On December 31, 2009, the Bank's Tier 1 risk-based capital ratio was 12.9%, total risk-based capital ratio was 14.2% and the Tier 1 leverage ratio was 7.4%. As of December 31, 2009, the Bank was "well capitalized" as defined by the Federal banking agencies' capital-related regulations. The FRB has established capital regulations for bank holding companies that generally parallel the capital regulations for banks. On December 31, 2009, the Company's Tier 1 risk-based capital ratio was 15.0%, total risk-based capital ratio was 16.3% and the Tier 1 leverage ratio was 8.6%. As of December 31, 2009, the Company was "well capitalized" under the capital ratios described above.

On December 5, 2008, the Company completed a transaction to participate in the U.S. Treasury's voluntary Capital Purchase Program. The Capital Purchase Program, a part of the Emergency Economic Stabilization Act of 2009, is designed to provide capital to healthy financial institutions, thereby increasing confidence in the banking industry and increasing the flow of financing to businesses and consumers. The Company received $58.0 million from the U.S. Treasury through the sale of 58,000 shares of the Company's newly authorized Fixed Rate Cumulative Perpetual Preferred Stock, Series A. The Company also issued to the U.S. Treasury a warrant to purchase 909,091 shares of common stock at $9.57 per share. The amount of preferred shares sold represents approximately 3% of the Company's risk-weighted assets as of September 30, 2008. Through its preferred stock investment, the Treasury will receive a cumulative dividend of 5% per year for the first five years, or $2.9 million per year, and 9% per year thereafter. The preferred shares are callable at 100% of the issue price, subject to consultation by the U.S. Treasury with the Company's primary federal regulator. In addition, for a period of the earlier of three years or until these preferred shares have been redeemed by the Company or divested by the Treasury, the Company has certain limitations on dividends that may be declared on its common or preferred stock and is prohibited from repurchasing shares of its common or other capital stock or any trust preferred securities issued by the Company without the Treasury's consent.

At December 31, 2009, the held-to-maturity investment portfolio included $365,000 of gross unrealized losses and $140,000 of gross unrealized gains.

The Company's primary sources of funds are customer deposits, FHLBank advances, other borrowings, loan repayments, unpledged securities, proceeds from sales of loans and available-for-sale securities and funds provided from operations. The Company utilizes particular sources of funds based on the comparative costs and availability at the time. The Company has from time to time chosen not to pay rates on deposits as high as the rates paid by certain of its competitors and, when believed to be appropriate, supplements deposits with less expensive alternative sources of funds.

At December 31, 2009 (and more recent information as of March 10, 2010), the Company had these available secured lines and on-balance sheet liquidity:

	December 31, 2009	March 10, 2010
Federal Home Loan Bank line	$239.3 million	$312.3 million
Federal Reserve Bank line	$254.4 million	$247.1 million
Interest-Bearing and Non-Interest-Bearing Deposits	$444.6 million	$587.4 million
Unpledged Securities	$2.0 million	$1.8 million

Statements of Cash Flows. During the years ended December 31, 2009, 2008 and 2007, the Company had positive cash flows from operating activities. The Company experienced positive cash flows from investing activities during 2009 and negative cash flows from investing activities during 2008 and 2007. The Company experienced negative cash flows from financing activities during 2009 and positive cash flows from financing activities during 2008 and 2007.

Cash flows from operating activities for the periods covered by the Statements of Cash Flows have been primarily related to changes in accrued and deferred assets, credits and other liabilities, the provision for loan losses, impairments of investment securities, depreciation, gains on the purchase of additional business units and the amortization of deferred loan origination fees and discounts (premiums) on loans and investments, all of which are non-cash or non-operating adjustments to operating cash flows. Net income adjusted for non-cash and non-operating items and the origination and sale of loans held-for-sale were the primary sources of cash flows from operating activities. Operating activities provided cash flows of $38.8 million, $43.0 million and $28.0 million during the years ended December 31, 2009, 2008 and 2007, respectively.

During the year ended December 31, 2009, investing activities provided cash of $382.0 million primarily due to the cash received from the purchase of additional business units and the repayment of loans. During the years ended December 31, 2008 and 2007, investing activities used cash of $195.5 million and $253.6 million, respectively, primarily due to the net purchases of investment securities in each period and the net increase of loans in the 2007 period.

Changes in cash flows from financing activities during the periods covered by the Statements of Cash Flows are due to changes in deposits after interest credited, changes in FHLBank advances, changes in short-term borrowings, proceeds from the issuance of preferred stock under the Treasury's CPP and changes in structured repurchase agreements, as well as the purchases of Company stock and dividend payments to stockholders. Financing activities used cash flows of $144.1 million during the year ended December 31, 2009, primarily due to the repayment of advances from the FHLBank and reduction of brokered deposit balances. Financing activities provided cash flows of $239.8 million and $173.0 million for the years ended December 31, 2008 and 2007, respectively. Financing activities in the future are expected to primarily include changes in deposits, changes in FHLBank advances, changes in short-term borrowings and dividend payments to stockholders.

Dividends. During the year ended December 31, 2009, the Company declared and paid common stock cash dividends of $0.72 per share (16.2% of net income per common share). During the year ended December 31, 2008, the Company declared and paid common stock cash dividends of $0.72 per share. The Board of Directors meets regularly to consider the level and the timing of dividend payments. The dividend declared but unpaid as of December 31, 2009, was paid to shareholders on January 13, 2010. As a result of the issuance of preferred stock to the U.S. Treasury in December 2008, the Company paid preferred dividends totaling $2.7 million during the year ended December 31, 2009.

Our participation in the Treasury's Capital Purchase Program (CPP) currently precludes us from increasing our common stock cash dividend above $0.18 per share per quarter without the consent of the Treasury until the earlier of December 5, 2011 or our repayment of the CPP funds or the transfer by the Treasury to third parties of all of the shares of preferred stock we issued to the Treasury pursuant to the CPP. As a result of the issuance of preferred stock to the Treasury pursuant to the CPP in December 2008, the Company also paid a preferred stock cash dividend of $564,000 on February 17, 2009, paid a preferred stock cash dividend of $725,000 on May 15, 2009, paid a preferred stock cash dividend of $725,000 on August 15, 2009, and paid a preferred stock cash dividend of $725,000 on November 16, 2009. Quarterly payments of $725,000 will be due for the next four years, as long as the preferred stock is outstanding. Thereafter, for as long as the preferred stock remains outstanding, the preferred stock quarterly dividend payment will increase to $1.3 million.

Common Stock Repurchases. The Company has been in various buy-back programs since May 1990. During the year ended December 31, 2009, the Company did not repurchase any shares of its common stock. During the year ended December 31, 2008, the Company repurchased 21,200 shares of its common stock at an average price of $19.19 per share and reissued 1,972 shares of Company stock at an average price of $13.23 per share to cover stock option exercises.

Our participation in the CPP currently precludes us from purchasing shares of the Company's stock without the Treasury's consent until the earlier of December 5, 2011, or our repayment of the CPP funds or the transfer by the Treasury to third parties of all of the shares of preferred stock we issued to the Treasury pursuant to the CPP. Management has historically utilized stock buy-back programs from time to time as long as repurchasing the stock contributed to the overall growth of shareholder value. The number of shares of stock repurchased and the price paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Asset and Liability Management and Market Risk

A principal operating objective of the Company is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. The Company has sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which its interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms to maturity and the purchase of other shorter term interest-earning assets. Since the Company uses laddered brokered deposits and FHLBank advances to fund a portion of its loan growth, the Company's assets tend to reprice more quickly than its liabilities.

Our Risk When Interest Rates Change

The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Accordingly, our results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure the Risk to Us Associated with Interest Rate Changes

In an attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor Great Southern's interest rate risk. In monitoring interest rate risk we regularly analyze and manage assets and liabilities based on their payment streams and interest rates, the timing of their maturities and their sensitivity to actual or potential changes in market interest rates.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread that can be sustained despite fluctuations in prevailing interest rates. Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "gap," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates. A gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities repricing during the same period, and is considered negative when the amount of interest-rate sensitive liabilities exceeds the amount of interest-rate sensitive assets during the same period. Generally, during a period of rising interest rates, a negative gap within shorter repricing periods would adversely affect net interest income, while a positive gap within shorter repricing periods would result in an increase in net interest income. During a period of falling interest rates, the opposite would be true. As of December 31, 2009, Great Southern's internal interest rate risk models indicate a one-year interest rate sensitivity gap that is negative. Generally, a rate increase by the FRB (which does not appear likely in the very near term based on current economic conditions and recent comments by FRB officials) would be expected to have an immediate negative impact on Great Southern's net interest income. As the Federal Funds rate is now very low, the Company's interest rate floors have been reached on most of its "prime rate" loans. In addition, Great Southern has elected to leave its "Great Southern Prime Rate" at 5.00% for those loans that are indexed to "Great Southern Prime" rather than "Wall Street Journal Prime." While these interest rate floors and prime rate adjustments have helped keep the rate on our loan portfolio higher in this very low interest rate environment, they will also reduce the positive effect to our loan rates when market interest rates, specifically the "prime rate," begin to increase. The interest rate on these loans will not increase until the loan floors are reached and the "Wall Street Journal Prime" interest rate exceeds 5.00%. The operating environment has not been normal and interest costs for deposits and borrowings have been and continue to be elevated because of abnormal credit, liquidity and competitive pricing pressures, therefore we expect the net interest margin will continue to be somewhat compressed. However, if rates remain generally unchanged in the short-term, we expect that our cost of funds will continue to decrease as we have redeemed some of our brokered deposits. In addition, a significant portion of our retail certificates of deposit mature in the next few months and we expect that they will be replaced with new certificates of deposit at lower interest rates.

Interest rate risk exposure estimates (the sensitivity gap) are not exact measures of an institution's actual interest rate risk. They are only indicators of interest rate risk exposure produced in a simplified modeling environment designed to allow management to gauge the Bank's sensitivity to changes in interest rates. They do not necessarily indicate the impact of general interest rate movements on the Bank's net interest income because the repricing of certain categories of assets and liabilities is subject to competitive and other factors beyond the Bank's control. As a result, certain assets and liabilities indicated as maturing or otherwise repricing within a stated period may in fact mature or reprice at different times and in different amounts and cause a change, which potentially could be material, in the Bank's interest rate risk.

In order to minimize the potential for adverse effects of material and prolonged increases and decreases in interest rates on Great Southern's results of operations, Great Southern has adopted asset and liability management policies to better match the maturities and repricing terms of Great Southern's interest-earning assets and interest-bearing liabilities. Management recommends and the Board of Directors sets the asset and liability policies of Great Southern which are implemented by the asset and liability committee. The asset and liability committee is chaired by the Chief Financial Officer and is comprised of members of Great Southern's senior management. The purpose of the asset and liability committee is to communicate, coordinate and control asset/liability management consistent with Great Southern's business plan and board-approved policies. The asset and liability committee establishes and monitors the volume and mix of assets and funding sources taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The asset and liability committee meets on a monthly basis to review, among other things, economic conditions and interest rate outlook, current and projected liquidity needs and capital positions and anticipated changes in the volume and mix of assets and liabilities. At each meeting, the asset and liability committee recommends appropriate strategy changes based on this review. The Chief Financial Officer or his designee is responsible for reviewing and reporting on the effects of the policy implementations and strategies to the Board of Directors at their monthly meetings.

In order to manage its assets and liabilities and achieve the desired liquidity, credit quality, interest rate risk, profitability and capital targets, Great Southern has focused its strategies on originating adjustable rate loans, and managing its deposits and borrowings to establish stable relationships with both retail customers and wholesale funding sources.

At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, we may determine to increase our interest rate risk position somewhat in order to maintain or increase our net interest margin.

The asset and liability committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential changes in net interest income and market value of portfolio equity that are authorized by the Board of Directors of Great Southern.

From time to time, the Company has entered into interest-rate swap derivatives, primarily as an asset/liability management strategy, in order to hedge the change in the fair value from recorded fixed rate liabilities (long term fixed rate CDs). The terms of the swaps are carefully matched to the terms of the underlying hedged item and when the relationship is properly documented as a hedge and proven to be effective, it is designated as a fair value hedge. The fair market value of derivative financial instruments is based on the present value of future expected cash flows from those instruments discounted at market forward rates and are recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective changes in the fair market value of the hedged item due to changes in the benchmark interest rate are similarly recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective gains/losses are reported in interest expense and $(98,000) and $(931,000) of ineffectiveness was recorded in income in the non-interest income caption for the years ended December 31, 2009 and 2008, respectively. Gains and losses on early termination of the designated fair value derivative financial instruments are deferred and amortized as an adjustment to the yield on the related liability over the shorter of the remaining contract life or the maturity of the related asset or liability. If the related liability is sold or otherwise liquidated, the fair market value of the derivative financial instrument is recorded on the balance sheet as an asset or a liability (in prepaid expenses and other assets or accounts payable and accrued expenses) with the resultant gains and losses recognized in non-interest income.

From time to time the Company has entered into interest rate swap agreements with the objective of economically hedging against the effects of changes in the fair value of its liabilities for fixed rate brokered certificates of deposit caused by changes in market interest rates. The swap agreements generally provide for the Company to pay a variable rate of interest based on a spread to the one-month or three-month London Interbank Offering Rate (LIBOR) and to receive a fixed rate of interest equal to that of the hedged instrument. Under the swap agreements the Company is to pay or receive interest monthly, quarterly, semiannually or at maturity.

At December 31, 2009, the notional amount of interest rate swaps outstanding was $-0-. At December 31, 2008, the notional amount of interest rate swaps outstanding was approximately $11.5 million, all of which were in a net settlement receivable position.

The following tables illustrate the expected maturities and repricing, respectively, of the Bank's financial instruments at December 31, 2009. These schedules do not reflect the effects of possible prepayments or enforcement of due-on-sale clauses. The tables are based on information prepared in accordance with generally accepted accounting principles.

Maturities

	December 31,							
	2010	2011	2012	2013	2014	Thereafter	Total	2009 Fair Value
				(Dollars in thousands)				
Financial Assets:								
Interest bearing deposits	$ 201,853	—	—	—	—	—	$ 201,853	$ 201,853
Weighted average rate	0.06%	—	—	—	—	—	0.06%	
Available-for-sale equity securities	—	—	—	—	—	$ 1,878	$ 1,878	$ 1,878
Weighted average rate	—	—	—	—	—	0.36%	0.36%	
Available-for-sale debt securities(1)	$ 642	$ 656	$ 903	$ 4,644	$ 931	$ 754,637	$ 762,413	$ 762,413
Weighted average rate	4.46%	5.97%	5.35%	3.26%	6.11%	4.69%	4.68%	
Held-to-maturity securities	—	—	—	—	—	$ 16,290	$ 16,290	$ 16,065
Weighted average rate	—	—	—	—	—	6.21%	6.21%	
Adjustable rate loans	$ 658,583	$ 123,321	$ 98,065	$ 91,079	$ 50,194	$ 368,042	$ 1,389,284	$ 1,394,241
Weighted average rate	5.71%	5.71%	5.06%	4.51%	5.63%	5.41%	5.50%	
Fixed rate loans	$ 323,972	$ 98,022	$ 114,230	$ 62,569	$ 69,441	$ 268,115	$ 936,349	$ 937,372
Weighted average rate	6.96%	6.79%	6.96%	6.84%	6.56%	7.59%	7.90%	
Federal Home Loan Bank stock	—	—	—	—	—	$ 11,223	$ 11,223	$ 11,223
Weighted average rate	—	—	—	—	—	2.13%	2.13%	
Total financial assets	$ 1,185,050	$ 221,999	$ 213,198	$ 158,292	$ 120,566	$ 1,420,185	$ 3,319,290	
Financial Liabilities:								
Time deposits	$ 1,356,132	$ 191,783	$ 68,443	$ 9,462	$ 7,387	$ 1,100	$ 1,634,307	$ 1,637,187
Weighted average rate	2.10%	3.40%	3.42%	3.62%	3.24%	4.17%	2.32%	
Interest-bearing demand	$ 820,862	—	—	—	—	—	$ 820,862	$ 820,862
Weighted average rate	1.00%	—	—	—	—	—	1.00%	
Non-interest-bearing demand	$ 258,792	—	—	—	—	—	$ 258,792	$ 258,792
Weighted average rate	—	—	—	—	—	—	—	
Federal Home Loan Bank	$ 18,079	$ 33,016	$ 23,187	$ 310	$ 365	$ 96,646	$ 171,603	$ 177,725
Weighted average rate	4.40%	4.28%	4.41%	5.68%	5.47%	3.73%	4.00%	
Short-term borrowings	$ 336,182	—	—	—	—	—	$ 336,182	$ 336,182
Weighted average rate	0.70%	—	—	—	—	—	0.70%	
Structured repurchase agreements	—	—	—	$ 3,194	—	$ 50,000	$ 53,194	$ 59,092
Weighted average rate	—	—	—	4.68%	—	4.34%	4.34%	
Subordinated debentures	—	—	—	—	—	$ 30,929	$ 30,929	$ 30,929
Weighted average rate	—	—	—	—	—	1.85%	1.85%	
Total financial liabilities	$ 2,790,047	$ 224,799	$ 91,630	$ 12,966	$ 7,752	$ 178,675	$ 3,305,869	

(1) Available-for-sale debt securities include approximately $684 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. Of this total, $512 million represents securities that have variable rates of interest after a fixed interest period. These securities will experience rate changes at varying times over the next ten years. This table does not show the effect of these monthly repayments of principal or rate changes.

Repricing

	December 31,							
	2010	2011	2012	2013	2014	Thereafter	Total	2009 Fair Value
	(Dollars in thousands)							
Financial Assets:								
Interest bearing deposits	$ 201,853	—	—	—	—	—	$ 201,853	$ 201,853
Weighted average rate	0.06%	—	—	—	—	—	0.06%	
Available-for-sale equity securities	—	—	—	—	—	$ 1,878	$ 1,878	$ 1,878
Weighted average rate	—	—	—	—	—	0.36%	0.36%	
Available-for-sale debt securities(1)	$ 105,751	$ 101,228	$ 39,922	$ 68,374	$ 46,491	$ 400,647	$ 762,413	$ 762,413
Weighted average rate	3.92%	4.37%	5.15%	4.61%	5.33%	4.86%	4.68%	
Held-to-maturity securities	$ 15,100	—	—	—	—	$ 1,190	$ 16,290	$ 16,290
Weighted average rate	6.13%	—	—	—	—	7.27%	6.21%	
Adjustable rate loans	$ 1,272,750	$ 40,906	$ 25,079	$ 22,109	$ 20,800	$ 7,640	$ 1,389,284	$ 1,394,241
Weighted average rate	5.44%	6.63%	6.41%	6.33%	5.22%	4.74%	5.50%	
Fixed rate loans	$ 323,972	$ 98,022	$ 114,230	$ 62,569	$ 69,441	$ 268,115	$ 936,349	$ 937,372
Weighted average rate	6.98%	6.79%	6.96%	6.84%	6.56%	7.59%	7.90%	
Federal Home Loan Bank stock	$ 11,223	—	—	—	—	—	$ 11,223	$ 11,223
Weighted average rate	2.13%	—	—	—	—	—	2.13%	
Total financial assets	$ 1,930,649	$ 240,156	$ 179,231	$ 153,052	$ 136,732	$ 679,470	$ 3,319,290	
Financial Liabilities:								
Time deposits(3)	$ 1,356,132	$ 191,783	$ 68,443	$ 9,462	$ 7,387	$ 1,100	$ 1,634,307	$ 1,637,187
Weighted average rate	2.10%	3.40%	3.42%	3.62%	3.24%	4.17%	2.32%	
Interest-bearing demand	$ 820,862	—	—	—	—	—	$ 820,862	$ 820,862
Weighted average rate	1.00%	—	—	—	—	—	1.00%	
Non-interest-bearing demand(2)	—	—	—	—	—	$ 258,792	$ 258,792	$ 258,792
Weighted average rate	—	—	—	—	—	—	—	
Federal Home Loan Bank advances	$ 103,078	$ 33,016	$ 23,187	$ 310	$ 366	$ 11,646	$ 171,603	$ 177,725
Weighted average rate	4.40%	4.28%	4.41%	5.77%	5.48%	5.14%	4.00%	
Short-term borrowings	$ 336,182	—	—	—	—	—	$ 336,182	$ 336,182
Weighted average rate	0.70%	—	—	—	—	—	0.70%	
Structured repurchase agreements	$ 50,000	—	—	$ 3,194	—	—	$ 53,194	$ 59,092
Weighted average rate	4.34%	—	—	4.68%	—	—	4.34%	
Subordinated debentures	$ 30,929	—	—	—	—	—	$ 30,929	$ 30,929
Weighted average rate	1.85%	—	—	—	—	—	1.85%	
Total financial liabilities	$ 2,697,183	$ 224,799	$ 91,630	$ 12,966	$ 7,753	$ 271,538	$ 3,305,869	
Periodic repricing GAP	$ (766,534)	$ 15,357	$ 87,601	$ 140,086	$ 128,979	$ 407,932	$ 13,421	
Cumulative repricing GAP	$ (766,534)	$ (751,177)	$ (663,576)	$ (523,490)	$ (394,511)	$ 13,421		

(1) Available-for-sale debt securities include approximately $684 million of mortgage-backed securities and collateralized mortgage obligations which pay interest and principal monthly to the Company. Of this total, $512 million represents securities that have variable rates of interest after a fixed interest period. These securities will experience rate changes at varying times over the next ten years. This table does not show the effect of these monthly repayments of principal or rate changes.

(2) Non-interest-bearing demand is included in this table in the column labeled "Thereafter" since there is no interest rate related to these liabilities and therefore there is nothing to reprice.

(3) Time deposits include the effects of the Company's interest rate swaps on brokered certificates of deposit. These derivatives qualify for hedge accounting treatment.

BKD LLP
CPAs & Advisors

910 E. St. Louis Street, Suite 200
P.O. Box 1190
Springfield, MO 65801-1190
417.865.8701 Fax 417.865.0682 www.bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders
Great Southern Bancorp, Inc.
Springfield, Missouri

We have audited the accompanying consolidated statements of financial condition of Great Southern Bancorp, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2009. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audits included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Great Southern Bancorp, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Great Southern Bancorp, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)* and our report dated March 24, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

BKD, LLP

BKD, LLP

Springfield, Missouri
March 24, 2010

Great Southern Bancorp, Inc.

Consolidated Statements of Financial Condition

December 31, 2009 and 2008

(In Thousands, Except Per Share Data)

Assets

	2009	2008
Cash	$ 242,723	$ 135,043
Interest-bearing deposits in other financial institutions	201,853	32,877
Cash and cash equivalents	444,576	167,920
Available-for-sale securities	764,291	647,678
Held-to-maturity securities	16,290	1,360
Mortgage loans held for sale	9,269	4,695
Loans receivable, net of allowance for loan losses of $40,101 and $29,163 at December 31, 2009 and 2008, respectively	2,082,125	1,716,996
FDIC indemnification asset	141,484	—
Interest receivable	15,582	13,287
Prepaid expenses and other assets	66,020	14,179
Foreclosed assets held for sale, net	41,660	32,659
Premises and equipment, net	42,383	30,030
Goodwill and other intangible assets	6,216	1,687
Federal Home Loan Bank stock	11,223	8,333
Current and deferred income taxes	—	21,099
Total assets	$ 3,641,119	$ 2,659,923

See Notes to Consolidated Financial Statements

Liabilities and Stockholders' Equity

	2009	2008
Liabilities		
Deposits	$ 2,713,961	$ 1,908,028
Federal Home Loan Bank advances	171,603	120,472
Securities sold under reverse repurchase agreements with customers	335,893	215,261
Short-term borrowings	289	83,368
Structured repurchase agreements	53,194	50,000
Subordinated debentures issued to capital trust	30,929	30,929
Accrued interest payable	6,283	9,225
Advances from borrowers for taxes and insurance	1,268	334
Accounts payable and accrued expenses	9,423	8,219
Current and deferred income taxes	19,368	—
Total liabilities	3,342,211	2,425,836
Commitments and Contingencies	—	—
Stockholders' Equity		
Capital stock		
Serial preferred stock, $.01 par value; authorized 1,000,000 shares; issued and outstanding 58,000 shares	56,017	55,580
Common stock, $.01 par value; authorized 20,000,000 shares; issued and outstanding 2009 – 13,406,403 shares, 2008 – 13,380,969 shares	134	134
Common stock warrants; 909,091 shares	2,452	2,452
Additional paid-in capital	20,180	19,811
Retained earnings	208,625	156,247
Accumulated other comprehensive gain (loss)		
Unrealized gain (loss) on available-for-sale securities, net of income taxes of $6,192 and $(74) at December 31, 2009 and 2008, respectively	11,500	(137)
Total stockholders' equity	298,908	234,087
Total liabilities and stockholders' equity	$ 3,641,119	$ 2,659,923

Great Southern Bancorp, Inc.
Consolidated Statements of Operations
Years Ended December 31, 2009, 2008 and 2007
(In Thousands, Except Per Share Data)

	2009	2008	2007
Interest Income			
Loans	$ 123,463	$ 119,829	$ 142,719
Investment securities and other	32,405	24,985	21,152
	155,868	144,814	163,871
Interest Expense			
Deposits	54,087	60,876	76,232
Federal Home Loan Bank advances	5,352	5,001	6,964
Short-term borrowings and repurchase agreements	6,393	5,892	7,356
Subordinated debentures issued to capital trust	773	1,462	1,914
	66,605	73,231	92,466
Net Interest Income	89,263	71,583	71,405
Provision for Loan Losses	35,800	52,200	5,475
Net Interest Income After Provision for Loan Losses	53,463	19,383	65,930
Noninterest Income			
Commissions	6,775	8,724	9,933
Service charges and ATM fees	17,669	15,352	15,153
Net gains on loan sales	2,889	1,415	1,037
Net realized gains on sales of available-for-sale securities	2,787	44	13
Realized impairment of available-for-sale securities	(4,308)	(7,386)	(1,140)
Late charges and fees on loans	672	819	962
Change in interest rate swap fair value net of change in hedged deposit fair value	1,184	6,981	1,632
Initial gain recognized on business acquisition	89,795	—	—
Accretion of income related to business acquisition	2,733	—	—
Other income	2,588	2,195	1,829
	122,784	28,144	29,419
Noninterest Expense			
Salaries and employee benefits	40,450	31,081	30,161
Net occupancy expense	12,506	8,281	7,927
Postage	2,789	2,240	2,230
Insurance	5,716	2,223	1,473
Advertising	1,488	1,073	1,446
Office supplies and printing	1,195	820	879
Telephone	1,828	1,396	1,363
Legal, audit and other professional fees	2,778	1,739	1,247
Expense on foreclosed assets	4,959	3,431	608
Other operating expenses	4,486	3,422	4,373
	78,195	55,706	51,707
Income (Loss) Before Income Taxes	98,052	(8,179)	43,642
Provision (Credit) for Income Taxes	33,005	(3,751)	14,343
Net Income (Loss)	65,047	(4,428)	29,299
Preferred Stock Dividends and Discount Accretion	3,353	242	—
Net Income (Loss) Available to Common Shareholders	$ 61,694	$ (4,670)	$ 29,299
Earnings (Loss) Per Common Share			
Basic	$ 4.61	$ (.35)	$ 2.16
Diluted	$ 4.44	$ (.35)	$ 2.15

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Stockholders' Equity
Years Ended December 31, 2009, 2008 and 2007
(In Thousands, Except Per Share Data)

	Income (Loss)	Preferred Stock	Common Stock
Balance, January 1, 2007	$ —	$ —	$ 137
Net income	29,299	—	—
Stock issued under Stock Option Plan	—	—	—
Common dividends declared, $.68 per share	—	—	—
Change in unrealized loss on available-for-sale securities, net of income taxes of $690	1,282	—	—
Company stock purchased	—	—	—
Reclassification of treasury stock per Maryland law	—	—	(3)
Comprehensive income	$ 30,581		
Balance, December 31, 2007	$ —	—	134
Net loss	(4,428)	—	—
Preferred stock issued	—	55,548	—
Common stock warrants issued	—	—	—
Stock issued under Stock Option Plan	—	—	—
Common dividends declared, $.72 per share	—	—	—
Preferred stock discount accretion	—	32	—
Preferred stock dividends accrued (5%)	—	—	—
Change in unrealized loss on available-for-sale securities, net of income taxes of $216	401	—	—
Company stock purchased	—	—	—
Reclassification of treasury stock per Maryland law	—	—	—
	$ (4,027)		
Balance, December 31, 2008	$ —	55,580	134
Net income	65,047	—	—
Stock issued under Stock Option Plan	—	—	—
Common dividends declared, $.72 per share	—	—	—
Preferred stock discount accretion	—	437	—
Preferred stock dividends accrued (5%)	—	—	—
Change in unrealized gain on available-for-sale securities, net of income taxes of $6,266	11,637	—	—
Reclassification of treasury stock per Maryland law	—	—	—
Balance, December 31, 2009	$ 76,684	$ 56,017	$ 134

See Notes to Consolidated Financial Statements

Common Stock Warrants	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
$ —	$ 18,481	$ 158,780	$ (1,820)	$ —	$ 175,578
—	—	29,299	—	—	29,299
—	861	—	—	812	1,673
—	—	(9,205)	—	—	(9,205)
—	—	—	1,282	—	1,282
—	—	—	—	(8,756)	(8,756)
—	—	(7,941)	—	7,944	—
—	19,342	170,933	(538)	—	189,871
—	—	(4,428)	—	—	(4,428)
—	—	—	—	—	55,548
2,452	—	—	—	—	2,452
—	469	—	—	25	494
—	—	(9,633)	—	—	(9,633)
—	—	(32)	—	—	—
—	—	(210)	—	—	(210)
—	—	—	401	—	401
—	—	—	—	(408)	(408)
—	—	(383)	—	383	—
2,452	19,811	156,247	(137)	—	234,087
—	—	65,047	—	—	65,047
—	369	—	—	326	695
—	—	(9,642)	—	—	(9,642)
—	—	(437)	—	—	—
—	—	(2,916)	—	—	(2,916)
—	—	—	11,637	—	11,637
—	—	326	—	(326)	—
$ 2,452	$ 20,180	$ 208,625	$ 11,500	$ 0	$ 298,908

Great Southern Bancorp, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2009, 2008 and 2007
(In Thousands)

	2009	2008	2007
Operating Activities			
Net income (loss)	$ 65,047	$ (4,428)	$ 29,299
Proceeds from sales of loans held for sale	194,599	94,935	77,234
Originations of loans held for sale	(196,726)	(91,914)	(73,035)
Items not requiring (providing) cash			
Depreciation	2,723	2,446	2,706
Amortization	756	383	374
Compensation expense for stock option grants	337	468	517
Provision for loan losses	35,800	52,200	5,475
Net gains on loan sales	(2,889)	(1,415)	(1,037)
Net realized losses and impairment on available-for-sale securities	1,521	7,342	1,127
Gain on sale of premises and equipment	(47)	(191)	(48)
(Gain) loss on sale of foreclosed assets	2,855	1,456	(209)
Gain on purchase of additional business units	(89,795)	—	—
Amortization of deferred income, premiums and discounts	(6,626)	(1,960)	(3,918)
Change in interest rate swap fair value net of change in hedged deposit fair value	(1,184)	(6,983)	(1,713)
Deferred income taxes	24,875	(5,562)	2,978
Changes in			
Interest receivable	1,916	2,154	(1,854)
Prepaid expenses and other assets	923	(2,698)	468
Accounts payable and accrued expenses	(4,584)	2,626	(10,453)
Income taxes refundable/payable	9,267	(5,347)	605
Net cash provided by operating activities	38,768	43,512	28,516

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2009, 2008 and 2007

(In Thousands)

	2009	2008	2007
Investing Activities			
Net change in loans	$ 103,995	$ 34,189	$ (168,183)
Purchase of loans	(23,252)	(12,030)	(4,649)
Proceeds from sale of student loans	9,407	634	3,052
Cash received from purchase of additional business units	265,769	—	—
Purchase of additional business units	—	—	(730)
Purchase of premises and equipment	(15,121)	(4,686)	(4,080)
Proceeds from sale of premises and equipment	266	434	106
Proceeds from sale of foreclosed assets	18,155	11,183	3,290
Capitalized costs on foreclosed assets	(502)	(567)	(156)
Proceeds from maturities, calls and repayments of held-to-maturity securities	70	60	50
Proceeds from sale of available-for-sale securities	110,739	85,242	4,415
Proceeds from maturities, calls and repayments of available-for-sale securities	229,069	206,902	482,153
Purchase of available-for-sale securities	(283,453)	(522,071)	(565,819)
Purchase of held-to-maturity securities	(40,000)	—	—
(Purchase) redemption of Federal Home Loan Bank stock	6,924	5,224	(3,078)
Net cash provided by (used in) investing activities	382,066	(195,486)	(253,629)

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2009, 2008 and 2007

(In Thousands)

	2009	2008	2007
Financing Activities			
Net increase (decrease) in certificates of deposit	$ (277,165)	$ 285,044	$ (8,400)
Net increase (decrease) in checking and savings accounts	224,577	(132,125)	62,017
Proceeds from Federal Home Loan Bank advances	—	503,000	1,568,000
Repayments of Federal Home Loan Bank advances	(103,148)	(596,395)	(1,533,303)
Net increase in short-term borrowings	23,679	81,908	95,765
Proceeds from issuance of structured repurchase agreement	—	50,000	—
Proceeds from issuance of preferred stock and related common stock warrants to U.S. Treasury	—	58,000	—
Proceeds from issuance of trust preferred debentures	—	—	5,000
Advances to borrowers for taxes and insurance	(103)	(44)	(10)
Company stock purchased	—	(408)	(8,756)
Dividends paid	(12,376)	(9,637)	(8,981)
Stock options exercised	358	26	1,156
Net cash provided by (used in) financing activities	(144,178)	239,369	172,488
Increase (Decrease) in Cash and Cash Equivalents	276,656	87,395	(52,625)
Cash and Cash Equivalents, Beginning of Year	167,920	80,525	133,150
Cash and Cash Equivalents, End of Year	$ 444,576	$ 167,920	$ 80,525

See Notes to Consolidated Financial Statements

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations and Operating Segments

Great Southern Bancorp, Inc. (GSBC or the "Company") operates as a one-bank holding company. GSBC's business primarily consists of the operations of Great Southern Bank (the "Bank"), which provides a full range of financial services as well as travel and insurance services through the Bank's other wholly owned subsidiaries to customers in Missouri, Iowa, Kansas and Nebraska. In addition, the Company serves the loan needs of customers through a loan origination office in Rogers, Arkansas. The Company and the Bank are subject to the regulation of certain federal and state agencies and undergo periodic examinations by those regulatory agencies.

The Company's banking operation is its only reportable segment. The banking operation is principally engaged in the business of originating residential and commercial real estate loans, construction loans, commercial business loans and consumer loans and funding these loans through attracting deposits from the general public, accepting brokered deposits and borrowing from the Federal Home Loan Bank and others. The operating results of this segment are regularly reviewed by management to make decisions about resource allocations and to assess performance. Revenue from segments below the reportable segment threshold is attributable to three operating segments of the Company. These segments include insurance services, travel services and investment services. Selected information is not presented separately for the Company's reportable segment, as there is no material difference between that information and the corresponding information in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans, the valuation of the FDIC indemnification asset and other-than-temporary impairments (OTTI) and fair values of financial instruments. In connection with the determination of the allowance for loan losses and the valuation of foreclosed assets held for sale, management obtains independent appraisals for significant properties. The valuation of the FDIC indemnification asset is determined in relation to the fair value of assets acquired through FDIC-assisted transactions for which cash flows are monitored on an ongoing basis.

Principles of Consolidation

The consolidated financial statements include the accounts of Great Southern Bancorp, Inc., its wholly owned subsidiary, the Bank, and the Bank's wholly owned subsidiaries, Great Southern Real Estate Development Corporation, GSB One LLC (including its wholly owned subsidiary, GSB Two LLC), Great Southern Financial Corporation, Great Southern Community Development Corporation, GS, LLC, GSSC, LLC, GS-RE Holding, LLC (including its wholly owned subsidiary, GS RE Management, LLC) and GS-RE Holding II, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications

Certain prior periods' amounts have been reclassified to conform to the 2009 financial statements presentation. These reclassifications had no effect on net income.

Federal Home Loan Bank Stock

Federal Home Loan Bank common stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in common stock is based on a predetermined formula, carried at cost and evaluated for impairment.

Securities

Available-for-sale securities, which include any security for which the Company has no immediate plan to sell but which may be sold in the future, are carried at fair value. Unrealized gains and losses are recorded, net of related income tax effects, in other comprehensive income.

Held-to-maturity securities, which include any security for which the Company has the positive intent and ability to hold until maturity, are carried at historical cost adjusted for amortization of premiums and accretion of discounts.

Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

Effective April 1, 2009, the Company adopted new accounting guidance related to recognition and presentation of other-than-temporary impairment (FASB ASC 320-10). When the Company does not intend to sell a debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, it recognizes the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income. For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

As a result of this guidance, the Company's consolidated statement of operations as of December 31, 2009, reflect the full impairment (that is, the difference between the security's amortized cost basis and fair value) on debt securities that the Company intends to sell or would more likely than not be required to sell before the expected recovery of the amortized cost basis. For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more likely than not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the noncredit loss is recognized in accumulated other comprehensive income. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.

Prior to the adoption of the accounting guidance on April 1, 2009, management considered, in determining whether other-than-temporary impairment exists, (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

For equity securities, when the Company has decided to sell an impaired available-for-sale security and the Company does not expect the fair value of the security to fully recover before the expected time of sale, the security is deemed other-than-temporarily impaired in the period in which the decision to sell is made. The Company recognizes an impairment loss when the impairment is deemed other than temporary even if a decision to sell has not been made.

Mortgage Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value in the aggregate. Write-downs to fair value are recognized as a charge to earnings at the time the decline in value occurs. Nonbinding forward commitments to sell individual mortgage loans are generally obtained to reduce market risk on mortgage loans in the process of origination and mortgage loans held for sale. Gains and losses resulting from sales of mortgage loans are recognized when the respective loans are sold to investors. Fees received from borrowers to guarantee the funding of mortgage loans held for sale and fees paid to investors to ensure the ultimate sale of such mortgage loans are recognized as income or expense when the loans are sold or when it becomes evident that the commitment will not be used.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding principal balances adjusted for any charge-offs, the allowance for loan losses, any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. Generally, loans are placed on nonaccrual status at 90 days past due and interest is considered a loss, unless the loan is well secured and in the process of collection.

Discounts and premiums on purchased loans are amortized to income using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For those loans that are classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical charge-off experience and expected loss given default derived from the Company's internal risk rating process. Other adjustments may be made to the allowance for pools of loans after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify consumer and one-to-four family residential loans for impairment disclosures.

Method of Accounting for Loans Acquired in a Business Combination

Loans acquired in business combinations with evidence of credit deterioration since origination and for which it is probable that all contractually required payments will not be collected are considered to be credit impaired. Evidence of credit quality deterioration as of purchase dates may include information such as past-due and nonaccrual status, borrower credit scores and recent loan to value percentages. Acquired credit-impaired loans are accounted for under the accounting guidance for loans and debt securities acquired with deteriorated credit quality (ASC 310-30) and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the life of the loans. Accordingly, allowances for credit losses related to these loans are not carried over and recorded at the acquisition dates. Loans acquired through business combinations that do not meet the specific criteria of ASC 310-30, but for which a discount is attributable, at least in part to credit quality, are also accounted for under this guidance. As a result, related discounts are recognized subsequently through accretion based on the expected cash flow of the acquired loans.

FDIC Indemnification Asset

Through two FDIC-assisted transactions during 2009, the Bank acquired certain loans and foreclosed assets which are covered under loss sharing agreements with the FDIC. These agreements commit the FDIC to reimburse the Bank for a portion of realized losses on these covered assets. Therefore, as of the dates of acquisition, the Company calculated the amount of such reimbursements it expects to receive from the FDIC using the present value of anticipated cash flows from the covered assets based on the credit adjustments estimated for each pool of loans and the estimated losses on foreclosed assets. In accordance with FASB ASC 805, each FDIC Indemnification Asset was initially recorded at its fair value, and is measured separately from the loan assets and foreclosed assets because the loss sharing agreements are not contractually embedded in them or transferrable with them in the event of disposal. The balance of the FDIC Indemnification Asset increases and decreases as the expected and actual cash flows from the covered assets fluctuate, as loans are paid off or impaired and as loans and foreclosed assets are sold. There are no contractual interest rates on these contractual receivables from the FDIC; however, a discount was recorded against the initial balance of the FDIC Indemnification Asset in conjunction with the fair value measurement as this receivable will be collected over the term of the loss sharing agreements. This discount will be accreted to income over future periods. These acquisitions and agreements are more fully discussed in *Note 5* and *Note 27*.

Foreclosed Assets Held for Sale

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expense on foreclosed assets.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation is charged to expense using the straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are capitalized and amortized using the straight-line and accelerated methods over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter.

Long-Lived Asset Impairment

The Company evaluates the recoverability of the carrying value of long-lived assets whenever events or circumstances indicate the carrying amount may not be recoverable. If a long-lived asset is tested for recoverability and the undiscounted estimated future cash flows expected to result from the use and eventual disposition of the asset is less than the carrying amount of the asset, the asset cost is adjusted to fair value and an impairment loss is recognized as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

No asset impairment was recognized during the years ended December 31, 2009, 2008 and 2007.

Goodwill and Intangible Assets

Goodwill is tested at least annually for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

Intangible assets are being amortized on the straight-line basis over periods ranging from three to seven years. Such assets are periodically evaluated as to the recoverability of their carrying value.

A summary of goodwill and intangible assets is as follows:

	December 31, 2009	December 31, 2008
	(In Thousands)	
Goodwill – Branch acquisitions	$ 379	$ 379
Goodwill – Travel agency acquisitions	875	875
Deposit intangibles		
Branch acquisitions	226	314
TeamBank	2,631	—
Vantus Bank	2,074	—
Noncompete agreements	31	119
	$ 6,216	$ 1,687

Loan Servicing and Origination Fee Income

Loan servicing income represents fees earned for servicing real estate mortgage loans owned by various investors. The fees are generally calculated on the outstanding principal balances of the loans serviced and are recorded as income when earned. Loan origination fees, net of direct loan origination costs, are recognized as income using the level-yield method over the contractual life of the loan.

Mortgage Servicing Rights

Mortgage servicing assets are recognized separately when rights are acquired through purchase or through sale of financial assets. Under the servicing assets and liabilities accounting guidance (FASB ASC 860-50), servicing rights resulting from the sale or securitization of loans originated by the Company are initially measured at fair value at the date of transfer. In 2009, the Company acquired mortgage servicing rights as part of two FDIC-assisted transactions. These mortgage servicing assets were initially recorded at their fair values as part of the acquisition valuation. The initial fair values recorded for the mortgage servicing assets, acquired in 2009, totaled $923,000. Mortgage servicing assets were $1.1 million at December 31, 2009. The Company has elected to measure the mortgage servicing rights for consumer mortgage loans using the amortization method, whereby servicing rights are amortized in proportion to and over the period of estimated net servicing income. The amortized assets are assessed for impairment or increased obligation based on fair value at each reporting date.

Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, the custodial earnings rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. These variables change from quarter to quarter as market conditions and projected interest rates change, and may have an adverse impact on the value of the mortgage servicing right and may result in a reduction to noninterest income.

Each class of separately recognized servicing assets subsequently measured using the amortization method are evaluated and measured for impairment. Impairment is determined by stratifying rights into tranches based on predominant characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the carrying amount of the servicing assets for that tranche. The valuation allowance is adjusted to reflect changes in the measurement of impairment after the initial measurement of impairment. At December 31, 2009, no valuation allowance was recorded. Fair value in excess of the carrying amount of servicing assets is not recognized.

Stockholdersí Equity

At the 2004 Annual Meeting of Stockholders, the Company's stockholders approved the Company's reincorporation to the State of Maryland. This reincorporation was completed in June 2004. Under Maryland law, there is no concept of "Treasury Shares." Instead, shares purchased by the Company constitute authorized but unissued shares under Maryland law. Accounting principles generally accepted in the United States of America state that accounting for treasury stock shall conform to state law. The Company's consolidated statements of financial condition reflects this change. The cost of shares purchased by the Company has been allocated to common stock and retained earnings balances.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during each year. Diluted earnings per share is computed using the weighted average common shares and all potential dilutive common shares outstanding during the period.

Earnings per share (EPS) were computed as follows:

	2009	2008	2007
	(In Thousands, Except Per Share Data)		
Net income (loss)	$ 65,047	$ (4,428)	$ 29,299
Net income (loss) available-to-common shareholders	$ 61,694	$ (4,670)	$ 29,299
Average common shares outstanding	13,390	13,381	13,566
Average common share stock options and warrants outstanding	492	N/A	88
Average diluted common shares	13,882	13,381	13,654
Earnings (loss) per common share – basic	$ 4.61	$ (0.35)	$ 2.16
Earnings (loss) per common share – diluted	$ 4.44	$ (0.35)	$ 2.15

Options to purchase 573,393 and 386,015 shares of common stock were outstanding during the years ended December 31, 2009 and 2007, respectively, but were not included in the computation of diluted earnings per share for that year because the options' exercise price was greater than the average market price of the common shares. Because of the Company's net loss, no potential options to purchase shares of common stock or common stock warrants were included in the calculation of diluted earnings per share for the year ended December 31, 2008.

Stock Option Plans

The Company has stock-based employee compensation plans, which are described more fully in *Note 20*. On January 1, 2006, the Company adopted FASB ASC Topic 718, *Compensation – Stock Compensation,* (SFAS No. 123(R), *Share Based Payment)*. Topic 718 specifies the accounting for share-based payment transactions in which an entity receives employee services in exchange for (a) equity instruments of the entity or (b) liabilities that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of such equity instruments. Topic 718 requires an entity to recognize as compensation expense within the income statement the grant-date fair value of stock options and other equity-based compensation granted to employees. As a result, compensation cost related to share-based payment transactions is now recognized in the Company's consolidated financial statements using the modified prospective transition method provided for in the standard. For the years ended December 31, 2009, 2008 and 2007, share-based compensation expense totaling $337,000, $468,000 and $518,000, respectively, has been included in salaries and employee benefits expense in the consolidated statements of operations.

Prior to the adoption of Topic 718, the Company accounted for stock compensation using the intrinsic value method permitted by APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. Prior to 2006, no stock-based employee compensation cost was reflected in the consolidated statements of operations, as all options granted had an exercise price at least equal to the market value of the underlying common stock on the grant date.

On December 31, 2005, the Board of Directors of the Company approved the accelerated vesting of certain outstanding out-of-the-money unvested options (Options) to purchase shares of the Company's common stock held by the Company's officers and employees. Options to purchase 183,935 shares which would otherwise have vested from time to time over the next five years became immediately exercisable as a result of this action. The accelerated Options had a weighted average exercise price of $31.49. The closing market price on December 30, 2005, was $27.61. The Company also placed a restriction on the sale or other transfer of shares (including pledging the shares as collateral) acquired through the exercise of the accelerated Options prior to the original vesting date. With the acceleration of these Options, the compensation expense, net of taxes, that was recognized in the Company's income statements for 2007, 2008 and 2009 was reduced by approximately $267,000, $267,000 and $238,000, respectively. The Company estimates that, with the acceleration of these Options, the compensation expense, net of taxes, that will be recognized in its income statement for 2010, will be reduced by approximately $103,000. The accelerated Options represent approximately 41% of the unvested Company options and 27% of the total of all outstanding Company options.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009 and 2008, cash equivalents consisted of interest-bearing deposits in other financial institutions. At December 31, 2009, nearly all of the interest-bearing deposits were uninsured, with nearly all of these balances held at the Federal Home Loan Bank or the Federal Reserve Bank.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance (FASB ASC 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgment. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. At December 31, 2009 and 2008, no valuation allowance was established.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

The Company files consolidated income tax returns with its subsidiaries.

Interest Rate Swaps

The Company has entered into interest-rate swap derivatives from time to time, primarily as an asset/liability management strategy, in order to hedge the change in the fair value from recorded fixed rate liabilities (long-term fixed rate CDs). The terms of the swaps are carefully matched to the terms of the underlying hedged item and when the relationship is properly documented as a hedge and proven to be effective, it is designated as a fair value hedge. The fair market value of derivative financial instruments is based on the present value of future expected cash flows from those instruments discounted at market forward rates and are recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective changes in the fair market value of the hedged item due to changes in the benchmark interest rate are similarly recognized in the statement of financial condition in the prepaid expenses and other assets or accounts payable and accrued expenses caption. Effective gains/losses are reported in interest expense and any ineffectiveness is recorded in income in the noninterest income caption. Gains and losses on early termination of the designated fair value derivative financial instruments are deferred and amortized as an adjustment to the yield on the related liability over the shorter of the remaining contract life or the maturity of the related asset or liability. If the related liability is sold or otherwise liquidated, the fair market value of the derivative financial instrument is recorded on the balance sheet as an asset or a liability (in prepaid expenses and other assets or accounts payable and accrued expenses) with the resultant gains and losses recognized in noninterest income.

Restriction on Cash and Due From Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2009 and 2008, respectively, was $72,055,000 and $31,396,000.

Recent Accounting Pronouncements

In February 2010, the FASB issued Accounting Standards Update No. (ASU) 2010-09, *Subsequent Events: Amendments to Certain Recognition and Disclosure Requirements* (FASB ASU 2010-09). This Update eliminates the requirement for an SEC filer to disclose the date through which subsequent events were reviewed for both issued and revised financial statements. This Update was effective upon issuance for the Company and did not have a material impact on its financial position or results of operations.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, *Improving Disclosures about Fair Value Measurements* (FASB ASU 2010-09), which amends FASB ASC Subtopic 820-10, *Fair Value Measurements and Disclosures*. This Update requires new disclosures to show significant transfers in and out of Level 1 and Level 2 fair value measurements as well as discussion regarding the reasons for the transfers. It also clarifies existing disclosures requiring fair value measurement disclosures for each class of assets and liabilities. The Update describes a class as being a subset of assets and liabilities within a line item on the statement of financial condition which will require management judgment to designate. Use of the terminology "classes of assets and liabilities" represents an amendment from the previous terminology "major categories of assets and liabilities." Clarification is also provided for disclosures of Level 2 and Level 3 recurring and nonrecurring fair value measurements requiring discussion about the valuation techniques and inputs used. These provisions of the Update are effective for interim and annual reporting periods beginning after December 15, 2009. Another new disclosure requires an expanded reconciliation of activity in Level 3 fair value measurements to present information about purchases, sales, issuances and settlements on a gross basis rather than netting the amounts in one number. This requirement is effective for interim and annual reporting periods beginning after December 15, 2010. The adoption of this Update is not expected to have a material impact on the Company's financial position or results of operations.

In January 2010, the FASB issued Accounting Standards Update No. 2010-01, *Accounting for Distributions to Shareholders with Components of Stock and Cash* (FASB ASU 2010-01). This Update is a consensus of the FASB Emerging Issues Task Force and clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a limit on the amount of cash that will be distributed is not a stock dividend for purposes of applying FASB ASC 505, *Equity,* and FASB ASC 260, *Earnings per Share*. The amendments in this Update are effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Company does not expect the adoption of the amendments to have a material impact on the Company's financial position or results of operations.

In December 2009, the FASB issued Accounting Standards Update No. 2009-17, *Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest*

Entities (FASB ASU 2009-17), which impacts FASB ASC 810 (FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities*). The guidance was originally issued in June 2009 as FASB Statement No. 167, *Amendments to FASB Interpretation No. 46(R)*, and changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance. The new guidance requires additional disclosures about the reporting entity's involvement with variable-interest entities and any significant changes in risk exposure due to that involvement as well as its effect on the entity's financial statements. The guidance will be effective for the Company January 1, 2010. The Company does not expect the adoption of this guidance to have a material impact on the Company's financial position or results of operations.

In December 2009, the FASB issued Accounting Standards Update No. 2009-16, *Transfers and Servicing (Topic 860): Accounting for Transfers of Financial Assets* (FASB ASU 2009-16), which amends FASB ASC 860 (SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*). The guidance was originally issued in June 2009 as FASB Statement No. 166, *Accounting for Transfers of Financial Assets,* to enhance reporting about transfers of financial assets, including securitizations and situations where companies have continuing exposure to the risks related to transferred financial assets. The new guidance eliminates the concept of a "qualifying special-purpose entity" and changes the requirements for derecognizing financial assets. It also requires additional disclosures about all continuing involvements with transferred financial assets including information about gains and losses resulting from transfers during the period. This guidance will be effective for the Company January 1, 2010. The Company does not expect the adoption of this guidance to have a material impact on the Company's financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update No. 2009-15, *Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing* (FASB ASU 2009-15). This Update is a consensus of the FASB Emerging Issues Task Force. This Update amends guidance in FASB ASC 470, *Debt,* and FASB ASC 260, *Earnings per Share*, and clarifies how a corporate entity should (1) account for a share-lending arrangement that is entered into in contemplation of a convertible debt offering and (2) calculate earnings per share. This Update is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangements outstanding as of the beginning of those fiscal years. Retrospective application is required for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The Company does not expect the adoption of this Update to have a material impact on the Company's financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, *Fair Value Measurements and Disclosures* (FASB ASU 2009-05). This Update provides amendments to Subtopic 820-10, *Fair Value Measurements and Disclosures – Overall*, for the fair value measurement of liabilities. This Update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more specified valuation techniques. The amendments in this Update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. It also clarifies that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. This new guidance was effective for the first reporting period (including interim periods) beginning after issuance. The adoption of this Update did not have a material impact on the Company's financial position or results of operations.

In August 2009, the FASB issued Accounting Standards Update No. 2009-04, *Accounting for Redeemable Equity Instruments* (FASB ASU 2009-04). This guidance amends Section 480-10-S99, *Distinguishing Liabilities from Equity*, per EITF Topic D-98, *Classification and Measurement of Redeemable Securities*. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

Effective July 1, 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. (SFAS) 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162* (FASB ASC 105-10, Generally Accepted Accounting Principles). The FASB Accounting Standards Codification (FASB ASC) will be the single source of authoritative nongovernmental generally accepted accounting principles (GAAP) in the United States of America. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative guidance for SEC registrants. All guidance contained in the Codification carries an equal level of authority. All nongrandfathered, non-SEC accounting literature not included in the Codification is superseded and deemed non-authoritative. SFAS No. 168 was effective for the Company's interim and annual financial statements for periods ending after September 15, 2009. Other than resolving certain minor inconsistencies in current GAAP, the FASB ASC is not intended to change GAAP, but rather to make it easier to review and research GAAP applicable to a particular transaction or specific accounting issue. The adoption of this Statement did not have a material impact on the Company's financial position or results of operations. Technical references to GAAP included in these Notes to Consolidated Financial Statements are provided under the new FASB ASC structure with the prior terminology included parenthetically when first used.

In June 2009, the FASB issued an Exposure Draft of a proposed guidance on disclosure about the credit quality of financing receivables and the allowance for credit losses. The purpose of the proposed guidance is to improve the quality of financial reporting by providing disclosure information that allows financial statement users to understand the nature of credit risk inherent in the creditor's portfolio of financing receivables; how that risk is analyzed and assessed in arriving at the allowance for credit losses; and the changes, and reasons for those changes, in both the receivables and the allowance for credit losses. To achieve this objective, this guidance would require disclosure of a creditor's accounting policies for estimating the allowance for credit losses, qualitative and quantitative information about the credit risk inherent in its financing receivables portfolio, the methods used in determining the components of the allowance for credit losses, and quantitative disaggregated information about the change in receivables and the related allowance for credit losses. The FASB continues to deliberate this proposed guidance at this time. As currently written, this proposed guidance would be effective beginning with the first interim or annual reporting period ending after December 15, 2009.

In June 2009, the SEC issued Staff Accounting Bulletin (SAB) No. 112. This SAB amends or rescinds portions of the interpretive guidance included in the Staff Accounting Bulletin Series in order to make the relevant interpretive guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The staff is updating the Series in order to bring existing guidance into conformity with recent pronouncements by the FASB, specifically, amendments to FASB ASC 815 and FASB ASC 810.

In May 2009, the FASB issued proposed guidance impacting FASB ASC 829 (FASB Staff Position No. 157-f, *Measuring Liabilities under FASB Statement No. 157*). This proposed guidance would clarify the principles in FASB ASC 820 on the measurement of liabilities. This guidance, if adopted as it is currently written, will be effective for the first reporting period (including interim periods) beginning after issuance. In the period of adoption, entities must disclose any change in valuation technique resulting from the application of this guidance, and quantify its effect, if practicable. The FASB continues to deliberate this proposed guidance at this time.

In May 2009, the FASB issued guidance impacting FASB ASC 855 (SFAS No. 165, *Subsequent Events*). The guidance concerns the recognition or disclosure of events or transactions that occur subsequent to the balance sheet date but prior to the release of the financial statements. The guidance sets forth that management of a public company must evaluate subsequent events for recognition and/or disclosure through the date of issuance. The guidance also defines the recognition and disclosure requirements for Recognized Subsequent Events and Non-Recognized Subsequent Events. Recognized Subsequent Events provide additional evidence about conditions that existed as of the balance sheet date and will be recognized in the entity's financial statements. Non-Recognized Subsequent Events provide evidence about conditions that did not exist as of the balance sheet date and if material will warrant disclosure of the nature of the subsequent event and the financial impact. This guidance was effective for interim and annual reporting periods ending after June 15, 2009, and was adopted by the Company at June 30, 2009. The adoption of this guidance did not have a material impact on the Company's financial position or results of operations.

In April 2009, the FASB issued guidance impacting FASB ASC 820 (FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly)*. This guidance provides additional guidance for estimating fair value in accordance with FASB ASC 829 (SFAS No. 157, *Fair Value Measurements*), when the volume and level of activity for the asset or liability have significantly decreased. The new guidance also includes guidance on identifying circumstances that indicate a transaction is not orderly. In addition, the guidance requires additional disclosures of valuation inputs and techniques in interim periods and defines the major security types that are required to be disclosed. The guidance was effective for the Company's financial statements beginning with the three months ended June 30, 2009. The adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In April 2009, the FASB issued guidance impacting FASB ASC 320 (FSP FAS 115-2 and FAS 124-2, *Recognition and Presentation of Other-Than-Temporary Impairments*). This guidance amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. This guidance requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income (OCI) when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. The guidance also requires expanded disclosures. The new guidance was effective for the Company's financial statements beginning with the three months ended June 30, 2009. The adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

In conjunction with the issuance of the guidance impacting FASB ASC 320 discussed in the paragraph above, the SEC issued SAB No. 111. This SAB amends Topic 5.M. in the Staff Accounting Bulletin Series entitled Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities (Topic 5.M.) as well as FASB ASC 320. This SAB maintains the SEC's previous views related to equity securities. It also amends Topic 5.M. to exclude debt securities from its scope.

In April 2009, the FASB issued guidance impacting FASB ASC 825 (FSP FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*). This guidance amends FASB ASC 825 (SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*), to require expanded disclosures for all financial instruments that are not measured at fair value through earnings as defined by FASB ASC 825 in interim periods, as well as in annual periods. Also required are disclosures about the fair value of financial instruments in interim financial statements as well as in annual financial statements. The guidance also amends FASB ASC 270 (APB Opinion No. 28, *Interim Financial Reporting*), to require those disclosures in all interim financial statements. The disclosures required by the new guidance were effective for the Company's financial statements beginning with the three months ended June 30, 2009, and are included in *Note 14*.

In April 2009, the FASB issued guidance impacting FASB ASC 805-20-25 (FASB Staff Position FAS 141(R)-1, *Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies).* This guidance addresses application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination. The new guidance was effective for the Company for business combinations entered into on or after January 1, 2009.

In June 2008, the FASB issued an Exposure Draft of proposed guidance on disclosure of certain loss contingencies. This guidance would amend FASB ASC 450 (SFAS No. 5, *Accounting for Contingencies*) and FASB ASC 805 (SFAS 141(R)). The purpose of the proposed guidance is to improve the quality of financial reporting by expanding disclosures required about certain loss contingencies. Investors and other users of financial information have expressed concerns that current disclosures required in FASB ASC 450 do not provide sufficient information in a timely manner to assist users of financial statements in assessing the likelihood, timing and amount of future cash flows associated with loss contingencies. If approved as written, this proposed guidance would expand disclosures about certain loss contingencies in the scope of FASB ASC 450 or FASB ASC 805 and would have been effective for fiscal years ending after December 15, 2008, and interim and annual periods in subsequent fiscal years. The FASB continues to deliberate this proposed guidance at this time.

In March 2008, the FASB issued guidance impacting FASB ASC 815 (SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*). This new guidance requires enhanced disclosures about an entity's derivative and hedging activities intended to improve the transparency of financial reporting. Under the new guidance, entities will be required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FASB ASC 815 and its related interpretations and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance and cash flows. This guidance was effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company adopted this guidance effective January 1, 2009. The adoption of the guidance did not have a material effect on the Company's financial position or results of operations. For information about the Company's derivative financial instruments, see *Note 16.*

In February 2008, the FASB issued guidance impacting FASB ASC 820, *Fair Value Measurements and Disclosures* (FASB Staff Position No. 157-2). The staff position delays the effective date of certain guidance within FASB ASC 820 (SFAS No. 157, *Fair Value Measurements*) (which was adopted by the Company on January 1, 2008) for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The delay was intended to allow additional time to consider the effect of various implementation issues with regard to the application of FASB ASC 820. This staff position deferred the effective date to January 1, 2009, for items within the scope of the staff position did not have a material effect on the Company's financial position or results of operations.

In December 2007, the FASB issued new guidance impacting FASB ASC 805, *Business Combinations* (SFAS No. 141 (revised), *Business Combinations).* FASB ASC 805 retains the fundamental requirements that the acquisition method of accounting be used for business combinations, but broadens the scope of the original guidance and contains improvements to the application of this method. The guidance requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date. Costs incurred to effect the acquisition are to be recognized separately from the acquisition. Assets and liabilities arising from contractual contingencies must be measured at fair value as of the acquisition date. Contingent consideration must also be measured at fair value as of the acquisition date. FASB ASC 805 applies to business combinations occurring after January 1, 2009. The Company adopted this guidance on January 1, 2009, and applied it with regard to its March 20, 2009, and September 4, 2009, FDIC-assisted transactions described in *Note 27.*

In December 2007, the FASB issued guidance impacting FASB ASC 810, *Consolidation* (SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51),* which requires that a noncontrolling interest in a subsidiary be accounted for as equity in the consolidated statement of financial position and that net income include the amounts for both the parent and the noncontrolling interest, with a separate amount presented in the income statement for the noncontrolling interest share of net income. FASB ASC 810 also expands the disclosure requirements and provides guidance on how to account for changes in the ownership interest of a subsidiary. The new guidance in FASB ASC 810 was adopted by the Company on January 1, 2009. Based on its current activities, the adoption of this guidance did not have a material effect on the Company's financial position or results of operations.

Note 2: Investments in Debt and Equity Securities

The amortized cost and fair values of securities classified as available-for-sale were as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
U.S. government agencies	$ 15,931	$ 28	$ —	$ 15,959
Collateralized mortgage obligations	51,221	1,042	527	51,736
Mortgage-backed securities	614,338	18,508	672	632,174
States and political subdivisions	63,686	705	1,904	62,487
Corporate bonds	49	21	13	57
Equity securities	1,374	504	—	1,878
	$ 746,599	$ 20,808	$ 3,116	$ 764,291

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
U.S. government agencies	$ 34,968	$ 32	$ 244	$ 34,756
Collateralized mortgage obligations	73,976	585	2,647	71,914
Mortgage-backed securities	480,349	6,029	1,182	485,196
States and political subdivisions	55,545	107	2,549	53,103
Corporate bonds	1,500	—	295	1,205
Equity securities	1,552	—	48	1,504
	$ 647,890	$ 6,753	$ 6,965	$ 647,678

Additional details of the Company's collateralized mortgage obligations and mortgage-backed securities at December 31, 2009, are described as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
Collateralized mortgage obligations				
FHLMC fixed	$ 26,197	$ 637	$ 0	$ 26,834
FHLMC variable	20	4	0	24
Total FHLMC	26,217	641	0	26,858
FNMA fixed	11,604	237	0	11,841
FNMA variable	142	8	2	148
Total FNMA	11,746	245	2	11,989
GNMA fixed	4,867	96	0	4,963
GNMA variable	49	6	0	55
Total GNMA	4,916	102	0	5,018
Total agency	42,879	988	2	43,865
Nonagency fixed	3,250	10	2	3,258
Nonagency variable	5,092	44	523	4,613
Total nonagency	8,342	54	525	7,871
	$ 51,221	$ 1,042	$ 527	$ 51,736
Total fixed	$ 45,918	$ 980	$ 2	$ 46,896
Total variable	5,303	62	525	4,840
	$ 51,221	$ 1,042	$ 527	$ 51,736
Mortgage-backed securities				
FHLMC fixed	$ 55,623	$ 1,758	$ 6	$ 57,375
FHLMC hybrid ARM	242,103	8,407	58	250,452
Total FHLMC	297,726	10,165	64	307,827
FNMA fixed	46,885	1,472	14	48,343
FNMA hybrid ARM	182,180	6,600	1	188,779
Total FNMA	229,065	8,072	15	237,122
GNMA fixed	19,128	108	106	19,130
GNMA hybrid ARM	68,419	163	487	68,095
Total GNMA	87,547	271	593	87,225
	$ 614,338	$ 18,508	$ 672	$ 632,174
Total fixed	$ 121,636	$ 3,338	$ 126	$ 124,848
Total hybrid ARM	492,702	15,170	546	507,326
	$ 614,338	$ 18,508	$ 672	$ 632,174

The amortized cost and fair value of available-for-sale securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
One year or less	$ 637	$ 642
After one through five years	7,053	7,134
After five through ten years	17,737	17,830
After ten years	54,239	52,897
Securities not due on a single maturity date	665,559	683,910
Equity securities	1,374	1,878
	$ 746,599	$ 764,291

The amortized cost and fair values of securities classified as held to maturity were as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
U.S. government agencies	$ 15,000	$ —	$ 365	$ 14,635
States and political subdivisions	1,290	140	—	1,430
	$ 16,290	$ 140	$ 365	$ 16,065

	December 31, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)			
States and political subdivisions	$ 1,360	$ 62	$ 0	$ 1,422

The held-to-maturity securities at December 31, 2009, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
	(In Thousands)	
After five through ten years	$ 1,190	$ 1,328
After ten years	15,100	14,737
	$ 16,290	$ 16,065

The amortized cost and fair values of securities pledged as collateral was as follows at December 31, 2009 and 2008:

	2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)			
Public deposits	$ 315,459	$ 322,995	$ 140,452	$ 140,660
Collateralized borrowing accounts	309,447	315,590	222,307	220,755
Structured repurchase agreements	66,571	68,603	57,251	57,412
Federal Home Loan Bank advances	—	—	2,782	2,893
Federal Reserve Bank borrowings	11,452	11,544	—	—
Interest rate swaps and treasury, tax and loan accounts	5,610	5,746	3,021	2,965
	$ 708,539	$ 724,478	$ 425,813	$ 424,685

Certain investments in debt and marketable equity securities are reported in the financial statements at an amount less than their historical cost. Total fair value of these investments at December 31, 2009 and 2008, respectively, was approximately $139,985,000 and $222,228,000 which is approximately 17.93% and 34.24% of the Company's available-for-sale and held-to-maturity investment portfolio, respectively.

Based on evaluation of available evidence, including recent changes in market interest rates, credit rating information and information obtained from regulatory filings, management believes the declines in fair value for these debt securities are temporary.

During 2009, the Company determined that the impairment of certain available-for-sale securities with a book value of $8.5 million had become other than temporary. Consequently, the Company recorded a $4.3 million pre-tax charge to income during 2009. This total charge included $2.9 million related to a nonagency collateralized mortgage obligation. During 2008, the Company determined that the impairment of certain available-for-sale equity securities with an original cost of $8.4 million had become other than temporary. Consequently, the Company recorded a $7.4 million pre-tax charge to income during 2008. This total charge included $5.7 million related to Fannie Mae and Freddie Mac preferred stock. During 2007, the Company determined that the impairment of certain available-for-sale equity securities with an original cost of $5.3 million had become other than temporary. Consequently, the Company recorded a $1.1 million pre-tax charge to income during 2007.

The following table shows the Company's gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2009 and 2008:

	2009					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. government agencies	$ 14,635	$ (365)	$ —	$ —	$ 14,635	$ (365)
Mortgage-backed securities	102,796	(672)	—	—	102,796	(672)
Collateralized mortgage obligations	1,993	(385)	2,464	(142)	4,457	(527)
State and political subdivisions	9,876	(156)	8,216	(1,748)	18,092	(1,904)
Corporate bonds	5	(13)	—	—	5	(13)
	$ 129,305	$ (1,591)	$ 10,680	$ (1,890)	$ 139,985	$ (3,481)

	2008					
	Less than 12 Months		12 Months or More		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)					
U.S. government agencies	$ 29,756	$ (244)	$ —	$ —	$ 29,756	$ (244)
Mortgage-backed securities	129,048	(1,010)	8,479	(172)	137,527	(1,182)
Collateralized mortgage obligations	3,609	(232)	10,063	(2,415)	13,672	(2,647)
State and political subdivisions	37,491	(1,739)	2,124	(810)	39,615	(2,549)
Corporate bonds	440	(60)	766	(235)	1,206	(295)
Equity securities	—	—	452	(48)	452	(48)
	$ 200,344	$ (3,285)	$ 21,884	$ (3,680)	$ 222,228	$ (6,965)

Other-than-Temporary Impairment

Upon acquisition of a security, the Company decides whether it is within the scope of the accounting guidance for beneficial interests in securitized financial assets or will be evaluated for impairment under the accounting guidance for investments in debt and equity securities.

The accounting guidance for beneficial interests in securitized financial assets provides incremental impairment guidance for a subset of the debt securities within the scope of the guidance for investments in debt and equity securities. For securities where the security is a beneficial interest in securitized financial assets, the Company uses the beneficial interests in securitized financial asset impairment model. For securities where the security is not a beneficial interest in securitized financial assets, the Company uses debt and equity securities impairment model. The Company does not currently have securities within the scope of this guidance for beneficial interests in securitized financial assets.

The Company routinely conducts periodic reviews to identify and evaluate each investment security to determine whether an other-than-temporary impairment has occurred. The Company considers the length of time a security has been in an unrealized loss position, the relative amount of the unrealized loss compared to the carrying value of the security, the type of security and other factors. If certain criteria are met, the Company performs additional review and evaluation using observable market values or various inputs in economic models to determine if an unrealized loss is other than temporary. The Company uses quoted market prices for marketable equity securities and uses broker pricing quotes based on observable inputs for equity investments that are not traded on a stock exchange. For nonagency collateralized mortgage obligations, to determine if the unrealized loss is other than temporary, the Company projects total estimated defaults of the underlying assets (mortgages) and multiplies that calculated amount by an estimate of realizable value upon sale in the marketplace (severity) in order to determine the projected collateral loss. The Company also evaluates any current credit enhancement underlying these securities to determine the impact on cash flows. If the Company determines that a given security position will be subject to a write-down or loss, the Company records the expected credit loss as a charge to earnings.

Credit Losses Recognized on Investments

Certain debt securities have experienced fair value deterioration due to credit losses, as well as due to other market factors, but are not otherwise other than temporarily impaired.

The following table provides information about debt securities for which only a credit loss was recognized in income and other losses are recorded in other comprehensive income.

	Accumulated Credit Losses
Credit losses on debt securities held	
January 1, 2009	$ —
Additions related to other-than-temporary losses not previously recognized	3,304
Reductions due to sales	(321)
December 31, 2009	$ 2,983

Note 3: Other Comprehensive Income

	2009	2008	2007
		(In Thousands)	
Net unrealized gain (loss) on available-for-sale securities	$ 24,307	$ (6,725)	$ 845
Net unrealized gain (loss) on available-for-sale debt securities for which a portion of an other-than-temporary impairment has been recognized	(4,150)	—	—
Less reclassification adjustment for gain (loss) included in net income	2,254	(7,342)	(1,127)
Other comprehensive income, before tax effect	17,903	617	1,972
Tax expense	6,266	216	690
Change in unrealized gain on available-for-sale securities, net of income taxes	$ 11,637	$ 401	$ 1,282

The components of accumulated other comprehensive income (loss), included in stockholders' equity, are as follows:

	2009	2008
Net unrealized gain (loss) on available-for-sale securities	$ 18,067	$ (211)
Net unrealized gain (loss) on available-for-sale debt securities for which a portion of an other-than-temporary impairment has been recognized in income	(375)	—
	17,692	(211)
Tax expense (benefit)	6,192	(74)
Net-of-tax amount	$ 11,500	$ (137)

Note 4: Loans and Allowance for Loan Losses

Categories of loans at December 31, 2009 and 2008, included:

	2009	2008
	(In Thousands)	
One-to-four family residential mortgage loans	$ 239,624	$ 222,100
Other residential mortgage loans	185,757	127,122
Commercial real estate loans	572,404	477,551
Other commercial loans	151,278	139,591
Industrial revenue bonds	60,969	59,413
Construction loans	357,041	604,965
Installment, education and other loans	172,655	177,480
Prepaid dealer premium	13,664	13,917
FDIC-supported loans, net of discounts (TeamBank)	199,774	—
FDIC-supported loans, net of discounts (Vantus Bank)	225,950	—
Discounts on loans purchased	(4)	(4)
Undisbursed portion of loans in process	(54,729)	(73,855)
Allowance for loan losses	(40,101)	(29,163)
Deferred loan fees and gains, net	(2,157)	(2,121)
	$ 2,082,125	$ 1,716,996

Transactions in the allowance for loan losses were as follows:

	2009	2008	2007
		(In Thousands)	
Balance, beginning of year	$ 29,163	$ 25,459	$ 26,258
Provision charged to expense	35,800	52,200	5,475
Loans charged off, net of recoveries of $5,577 for 2009, $4,531 for 2008 and $2,595 for 2007	(24,862)	(48,496)	(6,274)
Balance, end of year	$ 40,101	$ 29,163	$ 25,459

The weighted average interest rate on loans receivable at December 31, 2009 and 2008, was 6.25% and 6.35%, respectively.

Loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of loans serviced for others were $264,825,000 and $87,104,000 at December 31, 2009 and 2008, respectively. In addition, available lines of credit on these loans were $21,375,000 and $9,715,000 at December 31, 2009 and 2008, respectively.

A loan is considered impaired, in accordance with the impairment accounting guidance (ASC 310-10-35-16), when based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan. Impaired loans include nonperforming commercial loans but also include loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

Gross impaired loans, excluding performing troubled debt restructurings, totaled approximately $61,872,000 and $45,569,000 at December 31, 2009 and 2008, respectively. An allowance for loan losses of $9,760,000 and $3,720,000 relates to impaired loans of $58,509,000 and $34,263,000 at December 31, 2009 and 2008, respectively. There were $3,363,000 of impaired loans at December 31, 2009, and $11,306,000 of impaired loans at December 31, 2008, without a related allowance for loan losses assigned.

Included in certain loan categories in the impaired loans are troubled debt restructurings that were classified as impaired. At December 31, 2009, the Company had commercial business loans of $180,000 that were modified in troubled debt restructurings and impaired. In addition to this amount, the Company had troubled debt restructurings that were performing in accordance with their modified terms of $9.7 million of commercial real estate loans and $1.7 million of other loans at December 31, 2009.

Interest of approximately $388,000, $1,122,000 and $1,097,000 was received on average impaired loans of approximately $23,544,000, $33,596,000 and $31,757,000 for the years ended December 31, 2009, 2008 and 2007, respectively. Interest of approximately $1,858,000, $2,874,000 and $2,659,000 would have been recognized on an accrual basis during the years ended December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009 and 2008, accruing loans delinquent 90 days or more totaled approximately $490,000 and $318,000, respectively. Nonaccruing loans at December 31, 2009 and 2008, were approximately $26,000,000 and $32,884,000, respectively.

Certain of the Bank's real estate loans are pledged as collateral for borrowings as set forth in *Notes 8* and *10.*

Certain directors and executive officers of the Company and the Bank are customers of and had transactions with the Bank in the ordinary course of business. Except for the interest rates on loans secured by personal residences, in the opinion of management, all loans included in such transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unrelated parties. Generally, residential first mortgage loans and home equity lines of credit to all employees and directors have been granted at interest rates equal to the Bank's cost of funds, subject to annual adjustments in the case of residential first mortgage loans and monthly adjustments in the case of home equity lines of credit. At December 31, 2009 and 2008, loans outstanding to these directors and executive officers are summarized as follows:

	December 31, 2009	December 31, 2008
	(In Thousands)	
Balance, beginning of year	$ 28,718	$ 28,879
New loans	4,699	21,465
Payments	(18,525)	(21,626)
Balance, end of year	$ 14,892	$ 28,718

Note 5: Acquired Loans, Loss Sharing Agreements and FDIC Indemnification Assets

TeamBank

On March 20, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the Federal Deposit Insurance Corporation (FDIC) to assume all of the deposits (excluding brokered deposits) and acquire certain assets of TeamBank, N.A., a full service commercial bank headquartered in Paola, Kansas.

The loans, commitments and foreclosed assets purchased in the TeamBank transaction are covered by a loss sharing agreement between the FDIC and Great Southern Bank which affords the Bank significant protection. Under the loss sharing agreement, the Bank will share in the losses on assets covered under the agreement (referred to as covered assets). On losses up to $115.0 million, the FDIC has agreed to reimburse the Bank for 80% of the losses. On losses exceeding $115.0 million, the FDIC has agreed to reimburse the Bank for 95% of the losses. Realized losses covered by the loss sharing agreement include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by Great Southern. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. The value of this loss sharing agreement was considered in determining fair values of loans and foreclosed assets acquired. The loss sharing agreement is subject to the Bank following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss sharing agreement were recorded as an indemnification asset at their preliminary estimated fair value on the acquisition date.

The Bank recorded a preliminary one-time gain of $27.8 million (pre-tax) based upon the initial estimated fair value of the assets acquired and liabilities assumed in accordance with FASB ASC 805 (SFAS No. 141(R), *Business Combinations*). FASB ASC 805 allows a measurement period of up to one year to adjust initial fair value estimates as of the acquisition date. Subsequent to the initial fair value estimate calculations in the first quarter of 2009, additional information was obtained about the fair value of assets acquired and liabilities assumed as of March 20, 2009, which resulted in adjustments to the initial fair value estimates. Most significantly, additional information was obtained on the credit quality of certain loans as of the acquisition date which resulted in increased fair value estimates of the acquired loan pools. The fair values of these loan pools were adjusted and the provisional fair values finalized. These adjustments resulted in a $16.1 million increase to the initial one-time gain of $27.8 million. Thus, the final gain was $43.9 million related to the fair value of the acquired assets and assumed liabilities. This gain was included in Noninterest Income in the Company's Consolidated Statement of Operations for the year ended December 31, 2009.

The Bank originally recorded the fair value of the acquired loans at their preliminary fair value of $222.8 million and the related FDIC indemnification asset was originally recorded at its preliminary fair value of $153.6 million. As discussed above, these initial fair values were adjusted during the measurement period, resulting in a final fair value at the acquisition date of $264.4 million for acquired loans and $128.3 million for the FDIC indemnification asset. A discount was recorded in conjunction with the fair value of the acquired loans and the amount accreted to yield during 2009 since acquisition was $966,000. No reclassifications were made in 2009 from nonaccretable discount to accretable discount.

In addition to the loan and FDIC indemnification assets noted above, the acquisition consisted of assets with a fair value of approximately $628.2 million, including $111.8 million of investment securities, $83.4 million of cash and cash equivalents, $2.9 million of foreclosed assets and $3.9 million of FHLB stock. Liabilities with a fair value of $610.2 million were also assumed, including $515.7 million of deposits, $80.9 million of FHLB advances and $2.3 million of repurchase agreements with a commercial bank. A customer-related core deposit intangible asset of $2.9 million was also recorded. In addition to the excess of liabilities over assets, the Bank received approximately $42.4 million in cash from the FDIC and entered into a loss sharing agreement with the FDIC.

Vantus Bank

On September 4, 2009, Great Southern Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Vantus Bank, a full service thrift headquartered in Sioux City, Iowa.

The loans, commitments and foreclosed assets purchased in the Vantus Bank transaction are covered by a loss sharing agreement between the FDIC and Great Southern Bank which affords the Bank significant protection. Under the loss sharing agreement, the Bank will share in the losses on assets covered under the agreement (referred to as covered assets). On losses up to $102.0 million, the FDIC has agreed to reimburse the Bank for 80% of the losses. On losses exceeding $102.0 million, the FDIC has agreed to reimburse the Bank for 95% of the losses. Realized losses covered by the loss sharing agreement include loan contractual balances (and related unfunded commitments that were acquired), accrued interest on loans for up to 90 days, the book value of foreclosed real estate acquired, and certain direct costs, less cash or other consideration received by Great Southern. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. The value of this loss sharing agreement was considered in determining fair values of loans and foreclosed assets acquired. The loss sharing agreement is subject to the Bank following servicing procedures as specified in the agreement with the FDIC. The expected reimbursements under the loss sharing agreement were recorded as an indemnification asset at their preliminary estimated fair value of $62.2 million on the acquisition date. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in an initial preliminary gain of $45.9 million, which was included in Noninterest Income in the Company's Consolidated Statement of Operations for the year ended December 31, 2009. The Company continues to analyze its estimates of the fair values of the loans acquired and the indemnification asset recorded. The Company has not yet finalized its analysis of these assets and, therefore, adjustments to the recorded carrying values may occur.

The acquisition consisted of assets with a fair value of approximately $294.2 million, including $247.0 million of loans, $23.1 million of investment securities, $12.8 million of cash and cash equivalents, $2.2 million of foreclosed assets and $5.9 million of FHLB stock. Liabilities with a fair value of $444.0 million were also assumed, including $352.7 million of deposits, $74.6 million of FHLB advances, $10.0 million of borrowings from the Federal Reserve Bank and $3.2 million of repurchase agreements with a commercial bank. A customer-related core deposit intangible asset of $2.2 million was also recorded. In addition to the excess of liabilities over assets, the Bank received approximately $131.3 million in cash from the FDIC and entered into a loss sharing agreement with the FDIC.

At the time of these acquisitions, the Company determined the fair value of the loan portfolios based on several assumptions. Factors considered in the valuations were projected cash flows for the loans, type of loan and related collateral, classification status, fixed or variable interest rate, term of loan, current discount rates and whether or not the loan was amortizing. Loans were grouped together according to similar characteristics and were treated in the aggregate when applying various valuation techniques. Management also estimated the amount of credit losses that were expected to be realized for the loan portfolios. The discounted cash flow approach was used to value each pool of loans. For nonperforming loans, fair value was estimated by calculating the present value of the recoverable cash flows using a discount rate based on comparable corporate bond rates. This valuation of the acquired loans is a significant component leading to the valuation of the loss sharing assets recorded.

The loss sharing asset is measured separately from the loan portfolio because it is not contractually embedded in the loans and is not transferable with the loans should the Bank choose to dispose of them. Fair value was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool (as discussed above) and the loss sharing percentages outlined in the Purchase and Assumption Agreement with the FDIC. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. The loss sharing asset is also separately measured from the related foreclosed real estate.

TeamBank FDIC Indemnification Asset

The following tables present the balances of the FDIC indemnification asset related to the TeamBank transaction at December 31, 2009, and March 20, 2009 (the transaction date). At December 31, 2009, the Company concluded that there had been no material changes in the assumptions utilized to determine the fair value of loans, foreclosed assets and the FDIC indemnification asset, other than the adjustment of the provisional fair value measurements of the former TeamBank loan portfolio. Expected cash flows and the present value of future cash flows related to these assets have not changed materially since this updated analysis was performed. Gross loan balances (due from the borrower) were reduced approximately $109.0 million since the transaction date through repayments by the borrower or charge-downs to customer loan balances.

	December 31, 2009	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 326,768	$ 2,817
Noncredit premium/(discount)	(6,313)	—
Book value of assets	(199,774)	(2,467)
Anticipated realized loss	120,681	350
Assumed loss sharing recovery percentage	86%	80%
Estimated loss sharing value	104,295	280
Accretable discount on FDIC indemnification asset	(9,647)	(43)
FDIC indemnification asset	$ 94,648	$ 237

	March 20, 2009 (as Revised)	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination	$ 435,782	$ 5,742
Non-credit premium/(discount)	(7,279)	—
Estimated fair value of assets	(264,343)	(2,871)
Anticipated realized loss	164,160	2,871
Assumed loss sharing recovery percentage	83%	80%
Estimated loss sharing value	137,062	2,297
Accretable discount on FDIC indemnification asset	(12,375)	(48)
FDIC indemnification asset	$ 124,687	$ 2,249

Vantus Bank FDIC Indemnification Asset

The following tables present the balances of the FDIC indemnification asset related to the Vantus Bank transaction at December 31, 2009, and September 4, 2009 (the transaction date). At December 31, 2009, the Company concluded that there had been no material changes in the assumptions utilized to determine the preliminary fair value of loans, foreclosed assets and the FDIC indemnification asset. Expected cash flows and the present value of future cash flows related to these assets have not changed materially since the analysis performed at acquisition on September 4, 2009. Gross loan balances (due from the borrower) were reduced approximately $40.6 million since the transaction date through repayments by the borrower or charge-downs to customer loan balances.

	December 31, 2009	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination, net of activity since acquisition date	$ 290,936	$ 4,682
Non-credit premium/(discount)	(2,623)	—
Book value of assets	(225,950)	(682)
Anticipated realized loss	62,363	4,000
Assumed loss sharing recovery percentage	80%	80%
Estimated loss sharing value	49,891	3,200
Accretable discount on FDIC indemnification asset	(6,383)	(109)
FDIC indemnification asset	$ 43,508	$ 3,091

	September 4, 2009	
	Loans	Foreclosed Assets
	(In Thousands)	
Initial basis for loss sharing determination	$ 331,551	$ 6,249
Non-credit premium/(discount)	(2,623)	—
Estimated fair value of assets	(247,049)	(2,249)
Anticipated realized loss	81,879	4,000
Assumed loss sharing recovery percentage	80%	80%
Estimated loss sharing value	65,503	3,200
Accretable discount on FDIC indemnification asset	(6,383)	(109)
FDIC indemnification asset	$ 59,120	$ 3,091

The carrying amount of assets covered by the loss sharing agreement (related to the TeamBank transaction) at March 20, 2009 (the acquisition date), consisted of impaired loans required to be accounted for in accordance with FASB ASC 310-30, other loans not subject to the specific criteria of FASB ASC 310-30, but accounted for under the guidance of FASB ASC 310-30 (FASB ASC 310-30 by Policy Loans) and other assets as shown in the following table:

	FASB ASC 310-30 Loans	FASB ASC 310-30 by Policy Loans	Other	Total
Loans	$ 31,216	$ 233,127	$ —	$ 264,343
Foreclosed assets	—	—	2,871	2,871
Estimated loss reimbursement from the FDIC	—	—	126,936	126,936
Total covered assets	$ 31,216	$ 233,127	$ 129,807	$ 394,150

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 loans acquired was $118.9 million, the cash flows expected to be collected were $37.8 million including interest, and the estimated fair value of the loans was $31.2 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which include the effects of estimated prepayments. At March 20, 2009, a majority of these loans were valued based on the liquidation value of the underlying collateral, because the expected cash flows were primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated.

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 by Policy Loans acquired in the acquisition was $317.0 million, of which $82.4 million of cash flows were not expected to be collected, and the estimated fair value of the loans was $233.1 million.

The carrying amount of assets covered by the loss sharing agreement (related to the Vantus Bank transaction) at September 4, 2009 (the acquisition date), consisted of impaired loans required to be accounted for in accordance with FASB ASC 310-30, other loans not subject to the specific criteria of FASB ASC 310-30, but accounted for under the guidance of FASB ASC 310-30 (FASB ASC 310-30 by Policy Loans) and other assets as shown in the following table:

	FASB ASC 310-30 Loans	FASB ASC 310-30 by Policy Loans	Other	Total
Loans	$ 17,006	$ 230,043	$ —	$ 247,049
Foreclosed assets	—	—	2,249	2,249
Estimated loss reimbursement from the FDIC	—	—	62,211	62,211
Total covered assets	$ 17,006	$ 230,043	$ 64,460	$ 311,509

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 loans acquired was $41.8 million, the cash flows expected to be collected were $19.5 million including interest, and the estimated fair value of the loans was $17.0 million. These amounts were determined based upon the estimated remaining life of the underlying loans, which include the effects of estimated prepayments. At September 4, 2009, a majority of these loans were valued based on the liquidation value of the underlying collateral, because the expected cash flows were primarily based on the liquidation of underlying collateral and the timing and amount of the cash flows could not be reasonably estimated. Because of the short time period between the closing of the transaction and December 31, 2009, certain amounts related to the FASB ASC 310-30 loans are preliminary estimates and changes in the carrying amount and accretable yield for FASB ASC 310-30 loans from the acquisition date and December 31, 2009, were not material. The Company has not yet finalized its analysis of these loans and, therefore, adjustments to the estimated recorded carrying values may occur.

On the acquisition date, the preliminary estimate of the contractually required payments receivable for all FASB ASC 310-30 by Policy Loans acquired in the acquisition was $289.7 million, of which $58.1 million of cash flows were not expected to be collected, and the estimated fair value of the loans was $230.0 million.

Note 6: Premises and Equipment

Major classifications of premises and equipment, stated at cost, were as follows:

	December 31, 2009	December 31, 2008
	(In Thousands)	
Land	$ 12,757	$ 10,933
Buildings and improvements	30,170	21,490
Furniture, fixtures and equipment	28,061	23,650
	70,988	56,073
Less accumulated depreciation	28,605	26,043
	$ 42,383	$ 30,030

Note 7: Deposits

Deposits are summarized as follows:

	Weighted Average Interest Rate	December 31, 2009	December 31, 2008
		(In Thousands, Except Interest Rates)	
Noninterest-bearing accounts	—	$ 258,792	$ 138,701
Interest-bearing checking and savings accounts	1.00% - 1.18%	820,862	386,540
		1,079,654	525,241
Certificate accounts	0% - 1.99%	781,565	38,987
	2% - 2.99%	513,837	205,426
	3% - 3.99%	103,217	446,799
	4% - 4.99%	222,142	646,458
	5% - 5.99%	12,927	42,847
	6% - 6.99%	586	869
	7% and above	33	186
		1,634,307	1,381,572
Interest rate swap fair value adjustment		—	1,215
		$ 2,713,961	$ 1,908,028

The weighted average interest rate on certificates of deposit was 2.33% and 3.67% at December 31, 2009 and 2008, respectively.

The aggregate amount of certificates of deposit originated by the Bank in denominations greater than $100,000 was approximately $386,804,000 and $152,745,000 at December 31, 2009 and 2008, respectively. The Bank utilizes brokered deposits as an additional funding source. The aggregate amount of brokered deposits, which are primarily in denominations of $100,000 or more, was approximately $628,287,000 and $974,490,000 at December 31, 2009 and 2008, respectively.

At December 31, 2009, scheduled maturities of certificates of deposit were as follows (in thousands):

	Retail	Brokered	Total
2010	$ 871,152	$ 484,980	$ 1,356,132
2011	91,399	100,384	191,783
2012	25,520	42,923	68,443
2013	9,462	—	9,462
2014	7,387	—	7,387
Thereafter	1,100	—	1,100
	$ 1,006,020	$ 628,287	$ 1,634,307

A summary of interest expense on deposits is as follows:

	2009	2008	2007
		(In Thousands)	
Checking and savings accounts	$ 6,600	$ 8,370	$ 16,043
Certificate accounts	47,592	52,616	60,295
Early withdrawal penalties	(105)	(110)	(106)
	$ 54,087	$ 60,876	$ 76,232

Note 8: Advances From Federal Home Loan Bank

Advances from the Federal Home Loan Bank consisted of the following:

	December 31, 2009		December 31, 2008	
Due In	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
	(In Thousands, Except Interest Rates)			
2009	$ —	—%	$ 24,821	1.29%
2010	17,028	4.40	4,978	3.63
2011	32,293	4.28	2,239	6.29
2012	22,993	4.41	2,934	6.04
2013	281	5.68	225	5.81
2014	335	5.47	275	5.54
2015 and thereafter	96,570	3.73	85,000	3.69
	169,500	4.00	120,472	3.30
Unamortized fair value adjustment	2,103		—	
	$ 171,603		$ 120,472	

Included in the Bank's FHLB advances is a $30,000,000 advance with a maturity date of March 29, 2017. The interest rate on this advance is 4.07%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances is a $25,000,000 advance with a maturity date of December 7, 2016. The interest rate on this advance is 3.81%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances is a $30,000,000 advance with a maturity date of November 24, 2017. The interest rate on this advance is 3.20%. The advance has a call provision that allows the Federal Home Loan Bank of Des Moines to call the advance quarterly.

Included in the Bank's FHLB advances is a $20,000,000 advance with a maturity date of July 12, 2012. The interest rate on this advance is 4.17%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

Included in the Bank's FHLB advances is a $15,000,000 advance with a maturity date of October 31, 2011. The interest rate on this advance is 4.09%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

Included in the Bank's FHLB advances is a $15,000,000 advance with a maturity date of October 19, 2011. The interest rate on this advance is 4.17%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

Included in the Bank's FHLB advances is a $10,000,000 advance with a maturity date of October 26, 2015. The interest rate on this advance is 3.86%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

Included in the Bank's FHLB advances is a $7,000,000 advance with a maturity date of August 2, 2010. The interest rate on this advance is 4.58%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

Included in the Bank's FHLB advances is a $5,000,000 advance with a maturity date of August 31, 2010. The interest rate on this advance is 5.87%. The advance has a call provision that allows the Federal Home Loan Bank of Topeka to call the advance quarterly.

The Bank has pledged FHLB stock, investment securities and first mortgage loans free of pledges, liens and encumbrances as collateral for outstanding advances. Investment securities with approximate carrying values of $0 and $2,893,000, respectively, were specifically pledged as collateral for advances at December 31, 2009 and 2008. Loans with carrying values of approximately $644,654,000 and $606,362,000 were pledged as collateral for outstanding advances at December 31, 2009 and 2008, respectively. The Bank has potentially available $239,342,000 remaining on its line of credit under a borrowing arrangement with the FHLB of Des Moines at December 31, 2009.

Note 9: Short-Term Borrowings

Short-term borrowings are summarized as follows:

	December 31, 2009	December 31, 2008
	(In Thousands)	
Federal Reserve Term Auction Facility (see *Note 10*)	$ —	$ 83,000
Note payable – Kansas City Equity Fund	289	368
Short-term borrowings	289	83,368
Securities sold under reverse repurchase agreements	335,893	215,261
	$ 336,182	$ 298,629

The Bank enters into sales of securities under agreements to repurchase (reverse repurchase agreements). Reverse repurchase agreements are treated as financings, and the obligations to repurchase securities sold are reflected as a liability in the statements of financial condition. The dollar amount of securities underlying the agreements remains in the asset accounts. Securities underlying the agreements are being held by the Bank during the agreement period. All agreements are written on a one-month or less term.

Short-term borrowings had weighted average interest rates of 0.70% and 1.35% at December 31, 2009 and 2008, respectively. Short-term borrowings averaged approximately $348,509,000 and $234,250,000 for the years ended December 31, 2009 and 2008, respectively. The maximum amounts outstanding at any month end were $396,467,000 and $298,262,000, respectively, during those same periods.

Note 10: Federal Reserve Bank Borrowings

The Bank has a potentially available $254,408,000 line of credit under a borrowing arrangement with the Federal Reserve Bank at December 31, 2009. The line is secured primarily by commercial loans.

In December 2007, the Federal Reserve established a temporary Term Auction Facility (TAF). Under the TAF program, the Federal Reserve auctions term funds to depository institutions against the collateral that can be used to secure loans at the discount window. All depository institutions that are judged to be in generally sound financial condition by their local Reserve Bank and that are eligible to borrow under the primary credit discount window program are eligible to participate in TAF auctions. All advances must be fully collateralized. Each TAF auction is for a fixed amount and a fixed maturity date, with the rate determined by the auction process.

TAF borrowing arrangements are summarized as follows:

	December 31, 2009	December 31, 2008
	(In Thousands)	
TAF maturing 1/29/09 – rate .60%	$ —	$ 58,000
TAF maturing 2/26/09 – rate .42%	—	25,000
	$ 0	$ 83,000

Note 11: Structured Repurchase Agreements

In September 2008, the Company entered into a structured repo borrowing transaction for $50 million. This borrowing bears interest at a fixed rate of 4.34% if three-month LIBOR remains at 2.81% or less on quarterly interest reset dates; if LIBOR is above the 2.81% rate on quarterly interest reset dates, then the Company's borrowing rate decreases by 2.5 times the difference in LIBOR (up to 250 basis points). This borrowing matures September 15, 2015, and has a call provision that allows the repo counterparty to call the borrowing quarterly beginning September 15, 2011. The Company pledges investment securities to collateralize this borrowing.

As part of the September 4, 2009, FDIC-assisted transaction involving Vantus Bank, the Company assumed $3,000,000 in repurchase agreements with commercial banks. These agreements were recorded at their estimated fair value which was derived using a discounted cash flow calculation that applies interest rates currently being offered on similar borrowings to the scheduled contractual maturity on the outstanding borrowing. As of September 4, 2009, the fair value of the repurchase agreements was $3,211,000 with an effective interest rate of 2.84%. These borrowings bear interest at a fixed rate of 4.68% and are due in 2013. The Company pledges investment securities to collateralize the borrowings in an amount of at least 110% of the total borrowings outstanding. At December 31, 2009, the book value of these repurchase agreements was $3,194,000.

Note 12: Subordinated Debentures Issued to Capital Trusts

In November 2006, Great Southern Capital Trust II (Trust II), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $25,000,000 aggregate liquidation amount of floating rate Cumulative Trust Preferred Securities. The Trust II securities bear a floating distribution rate equal to 90-day LIBOR plus 1.60%. The Trust II securities are redeemable at the Company's option beginning in February 2012, and if not sooner redeemed, mature on February 1, 2037. The Trust II securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $25,774,000. The initial interest rate on the Trust II debentures was 6.98%. The interest rate was 1.88% and 4.79% at December 31, 2009 and 2008, respectively.

In July 2007, Great Southern Capital Trust III (Trust III), a statutory trust formed by the Company for the purpose of issuing the securities, issued a $5,000,000 aggregate liquidation amount of floating rate Cumulative Trust Preferred Securities. The Trust III securities bear a floating distribution rate equal to 90-day LIBOR plus 1.40%. The Trust III securities are redeemable at the Company's option beginning October 2012, and if not sooner redeemed, mature on October 1, 2037. The Trust III securities were sold in a private transaction exempt from registration under the Securities Act of 1933, as amended. The gross proceeds of the offering were used to purchase Junior Subordinated Debentures from the Company totaling $5,155,000. The initial interest rate on the Trust III debentures was 6.76%. The interest rate was 1.69% and 5.28% at December 31, 2009 and 2008, respectively.

Under the terms of the securities purchase agreement between the Company and the U.S. Treasury pursuant to which the Company issued its Series A Preferred Stock in connection with the TARP Capital Purchase Program, prior to the earlier of (i) December 5, 2011, and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by the Company or transferred by Treasury to third parties, the Company may not redeem its trust preferred securities (or the related Junior Subordinated Debentures), without the consent of Treasury.

Subordinated debentures issued to capital trusts are summarized as follows:

	December 31, 2009	December 31, 2008
	(In Thousands)	
Subordinated debentures	$ 30,929	$ 30,929

Note 13: Income Taxes

The Company files a consolidated federal income tax return. As of December 31, 2009 and 2008, retained earnings included approximately $17,500,000 for which no deferred income tax liability had been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only for tax years prior to 1988. If the Bank were to liquidate, the entire amount would have to be recaptured and would create income for tax purposes only, which would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amount was approximately $6,475,000 at December 31, 2009 and 2008.

The provision (credit) for income taxes included these components:

	2009	2008	2007
		(In Thousands)	
Taxes currently payable	$ 8,130	$ 1,811	$ 11,365
Deferred income taxes	24,875	(5,562)	2,978
Income tax expense (credit)	$ 33,005	$ (3,751)	$ 14,343

The tax effects of temporary differences related to deferred taxes shown on the statements of financial condition were:

	December 31, 2009	December 31, 2008
	(In Thousands)	
Deferred tax assets		
Allowance for loan losses	$ 14,036	$ 10,207
Interest on nonperforming loans	952	1,146
Accrued expenses	587	457
Excess of cost over fair value of net assets acquired	202	181
Unrealized loss and realized impairment on available-for-sale securities	—	2,659
Fair value of interest rate swaps and related deposits	—	414
Write-down of foreclosed assets	480	527
Other	1	1
	16,258	15,592
Deferred tax liabilities		
Tax depreciation in excess of book depreciation	(171)	(254)
FHLB stock dividends	(138)	(227)
Bank franchise tax refund	—	(28)
Partnership tax credits	(1,774)	(157)
Prepaid expenses	(262)	(576)
Deferred broker fees on CDs	—	(137)
Unrealized gain and realized impairment on available-for-sale securities	(4,195)	—
Difference in basis for acquired assets and liabilities	(20,210)	—
Other	(527)	(162)
	(27,277)	(1,541)
Net deferred tax asset	$ (11,019)	$ 14,051

Reconciliations of the Company's effective tax rates to the statutory corporate tax rates were as follows:

	2009	2008	2007
Tax at statutory rate	35.0%	(35.0)%	35.0%
Nontaxable interest and dividends	(1.6)	(15.4)	(2.5)
Other	0.3	4.5	.4
	33.7%	(45.9)%	32.9%

With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2006.

Note 14: Disclosures About Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- Quoted prices in active markets for identical assets or liabilities (Level 1): Inputs that are quoted unadjusted prices in active markets for identical assets that the Company has the ability to access at the measurement date. An active market for the asset is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Other observable inputs (Level 2): Inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity including quoted prices for similar assets, quoted prices for securities in inactive markets and inputs derived principally from or corroborated by observable market data by correlation or other means.
- Significant unobservable inputs (Level 3): Inputs that reflect significant assumptions of a source independent of the reporting entity or the reporting entity's own assumptions that are supported by little or no market activity or observable inputs.

Financial instruments are broken down as follows by recurring or nonrecurring measurement status. Recurring assets are initially measured at fair value and are required to be remeasured at fair value in the financial statements at each reporting date. Assets measured on a nonrecurring basis are assets that, due to an event or circumstance, were required to be remeasured at fair value after initial recognition in the financial statements at some time during the reporting period.

The following is a description of inputs and valuation methodologies used for assets recorded at fair value on a recurring basis and recognized in the accompanying balance sheets at December 31, 2009 and 2008, as well as the general classification of such assets pursuant to the valuation hierarchy.

Available-for-Sale Securities

Investment securities available for sale are recorded at fair value on a recurring basis. The fair values used by the Company are obtained from an independent pricing service, which represent either quoted market prices for the identical asset or fair values determined by pricing models, or other model-based valuation techniques, that consider observable market data, such as interest rate volatilities, LIBOR yield curve, credit spreads and prices from market makers and live trading systems. Recurring Level 1 securities include exchange traded equity securities. Recurring Level 2 securities include U.S. government agency securities, mortgage-backed securities, corporate debt securities, collateralized mortgage obligations, state and municipal bonds and U.S. government agency equity securities. Inputs used for valuing Level 2 securities include observable data that may include dealer quotes, benchmark yields, market spreads, live trading levels and market consensus prepayment speeds, among other things. Additional inputs include indicative values derived from the independent pricing service's proprietary computerized models. There were no Recurring Level 3 securities at December 31, 2009. Recurring Level 3 securities include one corporate debt security as of December 31, 2008. Inputs used for valuing Level 3 securities include indicative values derived from the independent pricing service's proprietary computerized models and are influenced by unobservable data.

Mortgage Servicing Rights

Mortgage servicing rights do not trade in an active, open market with readily observable prices. Accordingly, fair value is estimated using discounted cash flow models. Due to the nature of the valuation inputs, mortgage servicing rights are classified within Level 3 of the hierarchy.

		2009 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)		
U.S. government agencies	$ 15,959	$ —	$ 15,959	$ —
Collateralized mortgage obligations	51,736	—	51,736	—
Mortgage-backed securities	632,174	—	632,174	—
States and political subdivisions	62,487	—	62,487	—
Corporate bonds	57	—	57	—
Equity securities	1,878	476	1,402	—
Mortgage servicing rights	1,132	—	—	1,132

	2008			
		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)		
U.S. government agencies	$ 34,756	$ —	$ 34,756	$ —
Collateralized mortgage obligations	71,914	—	71,914	—
Mortgage-backed securities	485,196	—	485,196	—
Corporate bonds	1,205	760	—	445
States and political subdivisions	53,103	—	53,103	—
Equity securities	1,504	716	788	—
Mortgage servicing rights	24	—	—	24

The following is a reconciliation of activity for available-for-sale securities measured at fair value based on significant unobservable (Level 3) information. In 2008, $10.0 million of U.S. government agency securities were reclassified from Level 3 to Level 2 due to a model-driven valuation with market observable inputs being utilized. In 2009, a corporate debt security (pool of bank trust preferred issues) totaling $411,000 was reclassified from Level 3 to Level 2 due to the availability of third-party vendor valuations that were heavily influenced by observable inputs – either quoted prices for similar securities or other inputs which provide a reasonable basis for the fair value determination.

	Investment Securities	Mortgage Servicing Rights
	(In Thousands)	
Balance, January 1, 2008	$ 10,450	$ 36
Additions, net of amortization		(12)
Unrealized loss included in comprehensive income	(5)	—
Transfer from Level 3 to Level 2	(10,000)	—
Balance, December 31, 2008	445	24
Additions, net of amortization		6
Servicing rights acquired in FDIC-assisted transactions		1,102
Realized loss included in non-interest income	(471)	—
Unrealized loss included in comprehensive income	55	—
Transfer from Level 3 to Level 2	(29)	—
Balance, December 31, 2009	$ 0	$ 1,132

Interest Rate Swap Agreements

The fair value is estimated by a third party using inputs that are observable or that can be corroborated by observable market data and, therefore, are classified within Level 2 of the valuation hierarchy. These fair value estimations include primarily market observable inputs, such as yield curves and option volatilities, and include the value associated with counterparty credit risk. Fair value estimates related to the Company's hedged deposits are derived in the same manner. As of December 31, 2009, the Company did not have any outstanding interest rate swap positions. As of December 31, 2008, the Company assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its interest rate swap positions, and determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives.

		2008 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
Interest rate swap agreements	$ 31	$ —	$ 31	$ —

Following is a description of the valuation methodologies used for assets measured at fair value on a nonrecurring basis and recognized in the accompanying balance sheets, as well as the general classification of such assets pursuant to the valuation hierarchy.

Loans Held for Sale

Mortgage loans held for sale are recorded at the lower of carrying value or fair value. The fair value of mortgage loans held for sale is based on what secondary markets are currently offering for portfolios with similar characteristics. As such, the Company classifies mortgage loans held for sale as Nonrecurring Level 2. Write-downs to fair value typically do not occur as the Company generally enters into commitments to sell individual mortgage loans at the time the loan is originated to reduce market risk. The Company typically does not have commercial loans held for sale.

Impaired Loans

A loan is considered to be impaired when it is probable that all of the principal and interest due may not be collected according to its contractual terms. Generally, when a loan is considered impaired, the amount of reserve required under FASB ASC Topic 310, *Receivables,* (SFAS No.

114) is measured based on the fair value of the underlying collateral. The Company makes such measurements on all material loans deemed impaired using the fair value of the collateral for collateral dependent loans. The fair value of collateral used by the Company is determined by obtaining an observable market price or by obtaining an appraised value from an independent, licensed or certified appraiser, using observable market data. This data includes information such as selling price of similar properties and capitalization rates of similar properties sold within the market, expected future cash flows or earnings of the subject property based on current market expectations, and other relevant factors. In addition, management may apply selling and other discounts to the underlying collateral value to determine the fair value. If an appraised value is not available, the fair value of the impaired loan is determined by an adjusted appraised value including unobservable cash flows.

The Company records impaired loans as Nonrecurring Level 3. If a loan's fair value as estimated by the Company is less than its carrying value, the Company either records a charge-off for the portion of the loan that exceeds the fair value or establishes a reserve within the allowance for loan losses specific to the loan. Loans for which such charge-offs or reserves have been recorded are shown in the table below (net of reserves).

Foreclosed Assets Held for Sale

Foreclosed assets held for sale are initially recorded at fair value less estimated cost to sell at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated cost to sell. Foreclosed assets held for sale are classified within Level 3 of the fair value hierarchy. The foreclosed assets represented in the table below have been re-measured subsequent to their initial transfer to foreclosed assets.

The following tables present the fair value measurement of assets measured at fair value on a nonrecurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2009 and 2008:

		2009 Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(In Thousands)		
Loans held for sale	$ 9,269	$ —	$ 9,269	$ —
Impaired loans	48,750	—	—	48,750
Foreclosed assets held for sale	9,342	—	—	9,342

	2008			
	Fair Value Measurements Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In Thousands)			
Loans held for sale	$ 4,695	$ —	$ 4,695	$ —
Impaired loans	30,543	—	—	30,543
Foreclosed assets held for sale	6,434	—	—	6,434

The following disclosure relates to financial assets for which it is not practicable for the Company to estimate the fair value at December 31, 2009.

FDIC Indemnification Asset

As part of the Purchase and Assumption Agreements, the Bank and the FDIC entered into loss sharing agreements. These agreements cover realized losses on loans and foreclosed real estate.

Under the first agreement (TeamBank), the FDIC will reimburse the Bank for 80% of the first $115 million in realized losses. The FDIC will reimburse the Bank 95% on realized losses that exceed $115 million. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. This loss sharing asset is measured separately from the loan portfolio because it is not contractually embedded in the loans and is not transferable with the loans should the Bank choose to dispose of them. Fair value at the acquisition date (March 20, 2009) was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and the loss sharing percentages. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. This loss sharing asset is also separately measured from the related foreclosed real estate. At December 31, 2009, the carrying value of the FDIC indemnification asset was $94.9 million. Although this asset is a contractual receivable from the FDIC, there is no effective interest rate. The Bank will collect this asset over the next several years. The amount ultimately collected will depend on the timing and amount of collections and charge-offs on the acquired assets covered by the loss sharing agreement. While this asset was recorded at its estimated fair value at March 20, 2009, it is not practicable to complete a fair value analysis on a quarterly or annual basis. This would involve preparing a fair value analysis of the entire portfolio of loans and foreclosed assets covered by the loss sharing agreement on a quarterly or annual basis in order to estimate the fair value of the FDIC indemnification asset.

Under the second agreement (Vantus Bank), the FDIC will reimburse the Bank for 80% of the first $102 million in realized losses. The FDIC will reimburse the Bank 95% on realized losses that exceed $102 million. This agreement extends for ten years for 1-4 family real estate loans and for five years for other loans. This loss sharing asset is measured separately from the loan portfolio because it is not contractually embedded in the loans and is not transferable with the loans should the Bank choose to dispose of them. Fair value at the acquisition date (September 4, 2009) was estimated using projected cash flows available for loss sharing based on the credit adjustments estimated for each loan pool and the loss sharing percentages. These cash flows were discounted to reflect the uncertainty of the timing and receipt of the loss sharing reimbursement from the FDIC. This loss sharing asset is also separately measured from the related foreclosed real estate. At December 31, 2009, the carrying value of the FDIC indemnification asset was $46.6 million. Although this asset is a contractual receivable from the FDIC, there is no effective interest rate. The Bank will collect this asset over the next several years. The amount ultimately collected will depend on the timing and amount of collections and charge-offs on the acquired assets covered by the loss sharing agreement. While this asset was recorded at its estimated fair value at September 4, 2009, it is not practicable to complete a fair value analysis on a quarterly or annual basis. This would involve preparing a fair value analysis of the entire portfolio of loans and foreclosed assets covered by the loss sharing agreement on a quarterly or annual basis in order to estimate the fair value of the FDIC indemnification asset.

The following methods were used to estimate the fair value of all other financial instruments recognized in the accompanying balance sheets at amounts other than fair value.

Cash and Cash Equivalents and Federal Home Loan Bank Stock

The carrying amount approximates fair value.

Loans and Interest Receivable

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Loans with similar characteristics are aggregated for purposes of the calculations. The carrying amount of accrued interest receivable approximates its fair value.

Deposits and Accrued Interest Payable

The fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date, *i.e.*, their carrying amounts. The fair value of fixed maturity certificates of deposit is estimated using a discounted cash flow calculation that applies the rates currently offered for deposits of similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Federal Home Loan Bank Advances

Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing advances.

Short-Term Borrowings

The carrying amount approximates fair value.

Subordinated Debentures Issued to Capital Trust

The subordinated debentures have floating rates that reset quarterly. The carrying amount of these debentures approximate their fair value.

Structured Repurchase Agreements

Structured repurchase agreements are collateralized borrowings from a counterparty. In addition to the principal amount owed, the counterparty also determines an amount that would be owed by either party in the event the agreement is terminated prior to maturity by the Company. The fair values of the structured repurchase agreements are estimated based on the amount the Company would be required to pay to terminate the agreement at the balance sheet date.

Commitments to Originate Loans, Letters of Credit and Lines of Credit

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date.

The following table presents estimated fair values of the Company's financial instruments. The fair values of certain of these instruments were calculated by discounting expected cash flows, which method involves significant judgments by management and uncertainties. Fair value is the estimated amount at which financial assets or liabilities could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Because no market exists for certain of these financial instruments and because management does not intend to sell these financial instruments, the Company does not know whether the fair values shown below represent values at which the respective financial instruments could be sold individually or in the aggregate.

	December 31, 2009		December 31, 2008	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)			
Financial assets				
Cash and cash equivalents	$ 444,576	$ 444,576	$ 167,920	$ 167,920
Available-for-sale securities	764,291	764,291	647,678	647,678
Held-to-maturity securities	16,290	16,065	1,360	1,422
Mortgage loans held for sale	9,269	9,269	4,695	4,695
Loans, net of allowance for loan losses	2,082,125	2,088,103	1,716,996	1,732,758
Accrued interest receivable	15,582	15,582	13,287	13,287
Investment in FHLB stock	11,223	11,223	8,333	8,333
Interest rate swaps	—	—	31	31
Mortgage servicing rights	1,132	1,132	24	24
Financial liabilities				
Deposits	2,713,961	2,716,841	1,908,028	1,929,149
FHLB advances	171,603	177,725	120,472	123,895
Short-term borrowings	336,182	336,182	298,629	298,629
Structured repurchase agreements	53,194	59,092	50,000	56,674
Subordinated debentures	30,929	30,929	30,929	30,929
Accrued interest payable	6,283	6,283	9,225	9,225
Unrecognized financial instruments (net of contractual value)				
Commitments to originate loans	—	—	—	—
Letters of credit	42	42	45	45
Lines of credit	—	—	—	—

Note 15: Operating Leases

The Company has entered into various operating leases at several of its locations. Some of the leases have renewal options.

At December 31, 2009, future minimum lease payments were as follows (in thousands):

2010	$ 1,096
2011	974
2012	960
2013	697
2014	523
Thereafter	219
	$ 4,469

Rental expense was $1,053,000, $934,000 and $866,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

Note 16: Interest Rate Swaps

In the normal course of business, the Company uses derivative financial instruments (primarily interest rate swaps) from time to time to assist in its interest rate risk management. In accordance with FASB ASC Topic 815, *Derivatives and Hedging*, all derivatives are measured and reported at fair value on the Company's consolidated statement of financial condition as either an asset or a liability. For derivatives that are designated and qualify as a fair value hedge, the gain or loss on the derivative, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in the fair values. For all hedging relationships, derivative gains and losses that are not effective in hedging the changes in fair value of the hedged item are recognized immediately in current earnings during the period of the change. Similarly, the changes in the fair value of derivatives that do not qualify for hedge accounting under FASB ASC 815 are also reported currently in earnings in noninterest income.

The net cash settlements on derivatives that qualify for hedge accounting are recorded in interest income or interest expense, based on the item being hedged. The net cash settlements on derivatives that do not qualify for hedge accounting are reported in noninterest income.

At the inception of the hedge and quarterly thereafter, a formal assessment is performed to determine whether changes in the fair values of the derivatives have been highly effective in offsetting the changes in the fair values of the hedged item and whether they are expected to be highly effective in the future. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the method for assessing effectiveness and measuring ineffectiveness. In addition, on a quarterly basis, the Company assesses whether the derivative used in the hedging transaction is highly effective in offsetting changes in fair value of the hedged item and measures and records any ineffectiveness. The Company discontinues hedge accounting prospectively when it is determined that the derivative is or will no longer be effective in offsetting changes in the fair value of the hedged item, the derivative expires, is sold or terminated or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

The estimates of fair values of the Company's derivatives and related liabilities are calculated by an independent third party using proprietary valuation models. The fair values produced by these valuation models are in part theoretical and reflect assumptions which must be made in using the valuation models. Small changes in assumptions could result in significant changes in valuation. The risks inherent in the determination of the fair value of a derivative may result in income statement volatility.

The Company uses derivatives to modify the repricing characteristics of certain assets and liabilities so that changes in interest rates do not have a significant adverse effect on net interest income and cash flows and to better match the repricing profile of its interest-bearing assets and liabilities. As a result of interest rate fluctuations, certain interest-sensitive assets and liabilities will gain or lose market value. In an effective fair value hedging strategy, the effect of this change in value will generally be offset by a corresponding change in value on the derivatives linked to the hedged assets and liabilities.

At December 31, 2009, the Company had no derivative financial instruments. At December 31, 2008, the Company's fair value hedges include interest rate swaps to convert the economic interest payments on certain brokered CDs from a fixed rate to a floating rate based on LIBOR. At December 31, 2008, these fair value hedges were considered to be highly effective and any hedge ineffectiveness was deemed not material. The notional amount of the liabilities being hedged was $11.5 million at December 31, 2008. At December 31, 2008, swaps in a net settlement receivable position totaled $11.5 million. There were no swaps in a net settlement payable position. The net gains recognized in earnings on fair value hedges were $1.2 million, $7.0 million and $1.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

The maturities of interest rate swaps outstanding at December 31, 2008, in terms of notional amounts and their average pay and receive rates were as follows:

	Fixed to Variable	Average Pay Rate	Average Receive Rate
		(In Millions)	
Interest Rate Swaps[1]			
Expected Maturity Date			
2011[2]	$ 4.6	1.77%	4.00%
2017[2]	6.9	1.77	4.00
	$ 11.5	2.10	5.00

(1) Interest rate swaps with Lehman Brothers Special Financing, Inc. are not included in this table. At December 31, 2008, the company had three FASB ASC 815 designated swaps with Lehman Brothers Special Financing, Inc. (Lehman). On September 15, 2008, Lehman filed for bankruptcy protection and hedge accounting was immediately terminated. The fair market value of the underlying hedged items (certificates of deposits) through September 15, 2008, was not material.

(2) This interest rate swap and the related deposit account were terminated subsequent to December 31, 2008.

Note 17: Commitments and Credit Risk

Commitments to Originate Loans

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a significant portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate.

At December 31, 2009 and 2008, the Bank had outstanding commitments to originate loans and fund commercial construction loans aggregating approximately $26,028,000 and $900,000, respectively. The commitments extend over varying periods of time with the majority being disbursed within a 30- to 180-day period.

Mortgage loans in the process of origination represent amounts that the Bank plans to fund within a normal period of 60 to 90 days, many of which are intended for sale to investors in the secondary market. Total mortgage loans in the process of origination amounted to approximately $3,340,000 and $7,516,000 at December 31, 2009 and 2008, respectively.

Commitments to Purchase Bank Buildings and Equipment from FDIC

At December 31, 2009, the Bank had formalized its commitment to purchase certain bank buildings and equipment from the FDIC related to its FDIC-assisted transaction involving the former TeamBank. However, settlement with the FDIC on this purchase has not yet occurred. Acquisition costs of the real estate, furniture and equipment are based on current appraisals and are expected to be $9.2 million.

Subsequent to December 31, 2009, the Bank formalized its commitment to purchase certain bank buildings and equipment from the FDIC related to its FDIC-assisted transaction involving the former Vantus Bank. Settlement with the FDIC on this purchase has not yet occurred. Acquisition costs of the real estate, furniture and equipment are based on current appraisals and are expected to be $12.1 million.

Letters of Credit

Standby letters of credit are irrevocable conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under nonfinancial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Fees for letters of credit issued after December 31, 2002, are initially recorded by the Bank as deferred revenue and are included in earnings at the termination of the respective agreements. Should the Bank be obligated to perform under the standby letters of credit the Bank may seek recourse from the customer for reimbursement of amounts paid.

The Company had total outstanding standby letters of credit amounting to approximately $16,194,000 and $16,335,000 at December 31, 2009 and 2008, respectively, with $12,037,000 and $11,769,000, respectively, of the letters of credit having terms up to five years. The remaining $4,157,000 and $4,566,000 at December 31, 2009 and 2008, respectively, consisted of an outstanding letter of credit to guarantee the payment of principal and interest on a Multifamily Housing Refunding Revenue Bond Issue.

Lines of Credit

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Since a portion of the line may expire without being drawn upon, the total unused lines do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, commercial real estate and residential real estate. The Bank uses the same credit policies in granting lines of credit as it does for on-balance-sheet instruments.

At December 31, 2009, the Bank had granted unused lines of credit to borrowers aggregating approximately $86,902,000 and $44,768,000 for commercial lines and open-end consumer lines, respectively. At December 31, 2008, the Bank had granted unused lines of credit to borrowers aggregating approximately $106,909,000 and $45,714,000 for commercial lines and open-end consumer lines, respectively.

Credit Risk

The Bank grants collateralized commercial, real estate and consumer loans primarily to customers in the southwest and central portions of Missouri, the greater Kansas City, Missouri, area and the western and central portions of Iowa. Although the Bank has a diversified portfolio, loans aggregating approximately $206,989,000 and $214,042,000 at December 31, 2009 and 2008, respectively, are secured by motels, restaurants, recreational facilities, other commercial properties and residential mortgages in the Branson, Missouri, area. Residential mortgages account for approximately $77,827,000 and $85,843,000 of this total at December 31, 2009 and 2008, respectively.

In addition, loans aggregating approximately $230,698,000 and $218,529,000 at December 31, 2009 and 2008, respectively, are secured by apartments, condominiums, residential and commercial land developments, industrial revenue bonds and other types of commercial properties in the St. Louis, Missouri, area.

Note 18: Additional Cash Flow Information

	2009	2008	2007
		(In Thousands)	
Noncash Investing and Financing Activities			
Real estate acquired in settlement of loans	$39,767	$31,600	$24,615
Sale and financing of foreclosed assets	$15,317	$7,268	$5,759
Conversion of foreclosed assets to premises and equipment	$100	—	$300
Dividends declared but not paid	$2,800	$2,618	$2,412
Additional Cash Payment Information			
Interest paid	$69,547	$70,155	$92,127
Income taxes paid	$3,165	$4,590	$8,044
Income taxes refunded	$3,389	$172	—

Note 19: Employee Benefits

The Company participates in a multiemployer defined benefit pension plan covering all employees who have met minimum service requirements. Effective July 1, 2006, this plan was closed to new participants. Employees already in the plan will continue to accrue benefits. The Company's policy is to fund pension cost accrued. Employer contributions charged to expense for the years ended December 31, 2009, 2008 and 2007, were approximately $719,000, $1.2 million and $1.1 million, respectively. As a member of a multiemployer pension plan, disclosures of plan assets and liabilities for individual employers are not required or practicable.

The Company has a defined contribution retirement plan covering substantially all employees. The Company matches 100% of the employee's contribution on the first 4% of the employee's compensation, and also matches 50% of the employee's contribution on the next 2% of the employee's compensation. Employer contributions charged to expense for the years ended December 31, 2009, 2008 and 2007, were approximately $759,000, $673,000 and $642,000, respectively.

Note 20: Stock Option Plan

The Company established the 1989 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 2,464,992 (adjusted for stock splits) shares of common stock. This plan has expired; therefore, no new stock options or other awards may be granted under this plan. At December 31, 2009, there were no options outstanding under this plan.

The Company established the 1997 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 1,600,000 (adjusted for stock splits) shares of common stock. Upon stockholders' approval of the 2003 Stock Option and Incentive Plan, the 1997 Stock Option and Incentive Plan was frozen; therefore, no new stock options or other awards may be granted under this plan. At December 31, 2009, there were 90,123 options outstanding under this plan.

The Company established the 2003 Stock Option and Incentive Plan for employees and directors of the Company and its subsidiaries. Under the plan, stock options or other awards could be granted with respect to 1,196,448 (adjusted for stock splits) shares of common stock. At December 31, 2009, there were 640,063 options outstanding under the plan.

Stock options may be either incentive stock options or nonqualified stock options, and the option price must be at least equal to the fair value of the Company's common stock on the date of grant. Options are granted for a 10-year term and generally become exercisable in four cumulative annual installments of 25% commencing two years from the date of grant. The Stock Option Committee may accelerate a participant's right to purchase shares under the plan.

Stock awards may be granted to key officers and employees upon terms and conditions determined solely at the discretion of the Stock Option Committee.

The table below summarizes transactions under the Company's stock option plans:

	Available to Grant	Shares Under Option	Weighted Average Exercise Price
Balance, January 1, 2007	685,828	680,357	$ 24.048
Granted	(99,710)	99,710	25.459
Exercised	—	(65,609)	(17.618)
Forfeited from terminated plan(s)	—	(2,625)	(16.457)
Forfeited from current plan(s)	41,540	(41,540)	(29.010)
Balance, December 31, 2007	627,658	670,293	24.423
Granted	(72,030)	72,030	8.516
Exercised	—	(1,972)	(13.233)
Forfeited from terminated plan(s)	—	(9,394)	(16.229)
Forfeited from current plan(s)	30,560	(30,560)	(26.794)
Balance, December 31, 2008	586,188	700,397	23.003
Granted	(72,425)	72,425	21.367
Exercised	—	(25,434)	14.066
Forfeited from terminated plan(s)	—	(6,455)	11.910
Forfeited from current plan(s)	10,747	(10,747)	25.397
Balance, December 31, 2009	524,510	730,186	$ 23.215

The Company's stock option grants contain terms that provide for a graded vesting schedule whereby portions of the options vest in increments over the requisite service period. These options typically vest one-fourth at the end of years two, three, four and five from the grant date. As provided for under FASB ASC Topic 718, the Company has elected to recognize compensation expense for options with graded vesting schedules on a straight-line basis over the requisite service period for the entire option grant. In addition, Topic 718 requires companies to recognize compensation expense based on the estimated number of stock options for which service is expected to be rendered. Because the historical forfeitures of its share-based awards have not been material, the Company has not adjusted for forfeitures in its share-based compensation expensed under Topic 718.

The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	December 31, 2009	December 31, 2008	December 31, 2007
Expected dividends per share	$0.72	$0.72	$0.68
Risk-free interest rate	2.19%	2.05%	4.21%
Expected life of options	5 years	5 years	5 years
Expected volatility	69.16%	46.93%	21.89%
Weighted average fair value of options granted during year	$9.90	$1.72	$5.01

Expected volatilities are based on the historical volatility of the Company's stock, based on the monthly closing stock price. The expected term of options granted is based on actual historical exercise behavior of all employees and directors and approximates the graded vesting period of the options. Expected dividends are based on the annualized dividends declared at the time of the option grant. The risk-free interest rate is based on the five-year treasury rate on the grant date of the options.

The following table presents the activity related to options under all plans for the year ended December 31, 2009.

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Options outstanding, January 1, 2009	700,397	$23.003	6.21
Granted	72,425	21.367	—
Exercised	(25,434)	14.066	—
Forfeited	(17,202)	20.337	—
Options outstanding, December 31, 2009	730,186	23.215	5.75
Options exercisable, December 31, 2009	476,583	24.593	4.32

For the years ended December 31, 2009, 2008 and 2007, options granted were 72,425, 72,030 and 99,710, respectively. The total intrinsic value (amount by which the fair value of the underlying stock exceeds the exercise price of an option on exercise date) of options exercised during the years ended December 31, 2009, 2008 and 2007, was $196,000, $7,000 and $605,000, respectively. Cash received from the exercise of options for the years ended December 31, 2009, 2008 and 2007, was $358,000, $26,000 and $1.2 million, respectively. The actual tax benefit realized for the tax deductions from option exercises totaled $183,000, $182 and $238,000 for the years ended December 31, 2009, 2008 and 2007, respectively.

The following table presents the activity related to nonvested options under all plans for the year ended December 31, 2009.

	Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Nonvested options, January 1, 2009	246,923	$19.968	$4.354
Granted	72,425	21.637	9.897
Vested this period	(58,848)	28.358	6.192
Nonvested options forfeited	(6,897)	24.287	5.389
Nonvested options, December 31, 2009	253,603	20.624	5.951

At December 31, 2009, there was $1.4 million of total unrecognized compensation cost related to nonvested options granted under the Company's plans. This compensation cost is expected to be recognized through 2014, with the majority of this expense recognized in 2010 and 2011.

The following table further summarizes information about stock options outstanding at December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$7.688 to $8.360	82,255	7.20 years	$ 8.25	17,015	$ 7.84
$10.110 to $12.898	31,973	2.41 years	$12.60	28,443	$12.90
$18.188 to $25.000	264,290	5.26 years	$20.44	189,144	$20.04
$25.480 to $36.390	351,668	6.09 years	$29.77	241,981	$30.70
	730,186	5.75 years	$23.21	476,583	$24.59

Note 21: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Estimates related to the allowance for loan losses are reflected in the footnote regarding loans. Estimates used in valuing acquired loans, loss sharing agreements and FDIC indemnification assets and in continuing to monitor related cash flows of acquired loans are discussed in *Note 5*. Current vulnerabilities due to certain concentrations of credit risk are discussed in the footnotes on loans, deposits and on commitments and credit risk.

Other significant estimates not discussed in those footnotes include valuations of foreclosed assets held for sale. The carrying value of foreclosed assets reflects management's best estimate of the amount to be realized from the sales of the assets. While the estimate is generally based on a valuation by an independent appraiser or recent sales of similar properties, the amount that the Company realizes from the sales of the assets could differ materially in the near term from the carrying value reflected in these financial statements.

Current Economic Conditions

The current economic environment presents financial institutions with unprecedented circumstances and challenges, which in some cases have resulted in large declines in the fair values of investments and other assets, constraints on liquidity and significantly credit quality problems, including severe volatility in the valuation of real estate and other collateral supporting loans. The financial statements have been prepared using values and information currently available to the Company.

Given the volatility of current economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in asset values, the allowance for loan losses or capital that could negatively impact the Company's ability to meet regulatory capital requirements and maintain sufficient liquidity.

Note 22: Regulatory Matters

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct and material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company's and the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and the Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Total and Tier I Capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I Capital (as defined) to adjusted tangible assets (as defined). Management believes, as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2009, the most recent notification from the Bank's regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based and Tier 1 leverage capital ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Company's and the Bank's actual capital amounts and ratios are presented in the following table. No amount was deducted from capital for interest-rate risk.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In Thousands)			
As of December 31, 2009						
Total risk-based capital						
Great Southern Bancorp, Inc.	$337,361	16.3%	≥$166,021	≥ 8.0%	N/A	N/A
Great Southern Bank	$293,840	14.2%	≥$165,815	≥ 8.0%	≥ $207,268	≥ 10.0%
Tier I risk-based capital						
Great Southern Bancorp, Inc.	$311,245	15.0%	≥$83,010	≥ 4.0%	N/A	N/A
Great Southern Bank	$267,756	12.9%	≥$82,907	≥ 4.0%	≥ $124,361	≥ 6.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$311,245	8.6%	≥$145,297	≥ 4.0%	N/A	N/A
Great Southern Bank	$267,756	7.4%	≥$145,680	≥ 4.0%	≥ $182,101	≥ 5.0%
As of December 31, 2008						
Total risk-based capital						
Great Southern Bancorp, Inc.	$286,332	15.1%	≥$151,806	≥ 8.0%	N/A	N/A
Great Southern Bank	$226,091	11.9%	≥$151,543	≥ 8.0%	≥ $189,429	≥ 10.0%
Tier I risk-based capital						
Great Southern Bancorp, Inc.	$262,545	13.8%	≥$75,903	≥ 4.0%	N/A	N/A
Great Southern Bank	$202,345	10.7%	≥$75,772	≥ 4.0%	≥$113,657	≥ 6.0%
Tier I leverage capital						
Great Southern Bancorp, Inc.	$262,545	10.1%	≥$104,471	≥ 4.0%	N/A	N/A
Great Southern Bank	$202,345	7.8%	≥$104,336	≥ 4.0%	≥$130,420	≥ 5.0%

The Company and the Bank are subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2009 and 2008, the Company and the Bank exceeded their minimum capital requirements. The entities may not pay dividends which would reduce capital below the minimum requirements shown above.

Note 23: Litigation Matters

In the normal course of business, the Company and its subsidiaries are subject to pending and threatened legal actions, some for which the relief or damages sought are substantial. After reviewing pending and threatened litigation with counsel, management believes at this time that the outcome of such litigation will not have a material adverse effect on the results of operations or stockholders' equity. We are not able to predict at this time whether the outcome or such actions may or may not have a material adverse effect on the results of operations in a particular future period as the timing and amount of any resolution of such actions and its relationship to the future results of operations are not known.

Note 24: Summary of Unaudited Quarterly Operating Results

Following is a summary of unaudited quarterly operating results for the years 2009, 2008 and 2007:

	2009 Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$34,300	$39,971	$39,736	$41,861
Interest expense	16,770	18,442	15,911	15,482
Provision for loan losses	5,000	6,800	16,500	7,500
Net realized gains (losses) and impairment on available-for-sale securities	(3,985)	176	1,966	322
Noninterest income	47,546	9,333	56,755	9,150
Noninterest expense	14,655	20,008	22,657	20,875
Provision for income taxes	16,246	897	13,988	1,874
Net income	29,175	3,157	27,435	5,280
Net income available to common shareholders	28,351	2,316	26,584	4,443
Earnings per common share – diluted	2.10	0.17	1.90	0.32

	2008			
	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$38,340	$35,664	$35,024	$35,786
Interest expense	20,497	17,533	16,657	18,544
Provision for loan losses	37,750	4,950	4,500	5,000
Net realized gains (losses) and impairment on available-for-sale securities	6	1	(5,293)	(2,056)
Noninterest income	10,182	9,864	1,789	6,309
Noninterest expense	14,116	13,557	14,650	13,383
Provision (credit) for income taxes	(8,688)	3,156	182	1,599
Net income (loss)	(15,153)	6,332	824	3,569
Net income (loss) available to common shareholders	(15,153)	6,332	824	3,327
Earnings (loss) per common share – diluted	(1.13)	.47	.06	.25

	2007			
	Three Months Ended			
	March 31	June 30	September 30	December 31
	(In Thousands, Except Per Share Data)			
Interest income	$39,458	$41,703	$41,976	$40,733
Interest expense	22,272	23,215	24,044	22,934
Provision for loan losses	1,350	1,425	1,350	1,350
Net realized gains (losses) and impairment on available-for-sale securities	—	—	4	(1,131)
Noninterest income	6,965	7,927	7,610	6,915
Noninterest expense	11,918	12,742	13,320	13,726
Provision for income taxes	3,548	4,041	3,555	3,199
Net income	7,335	8,207	7,317	6,439
Earnings per common share – diluted	.53	.60	.54	.48

Note 25: Condensed Parent Company Statements

The condensed statements of financial condition at December 31, 2009 and 2008, and statements of operations and cash flows for the years ended December 31, 2009, 2008 and 2007, for the parent company, Great Southern Bancorp, Inc., were as follows:

	December 31, 2009	December 31, 2008
	(In Thousands)	
Statements of Financial Condition		
Assets		
Cash	$ 44,818	$ 60,943
Available-for-sale securities	1,878	1,359
Investment in subsidiary bank	285,092	203,870
Income taxes receivable	45	656
Deferred income taxes	—	17
Premises and equipment	—	12
Prepaid expenses and other assets	1,168	1,177
	$ 333,001	$ 268,034
Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$ 2,988	$ 3,018
Deferred income taxes	176	—
Subordinated debentures issued to capital trust	30,929	30,929
Preferred stock	56,017	55,580
Common stock	134	134
Common stock warrants	2,452	2,452
Additional paid-in capital	20,180	19,811
Retained earnings	208,625	156,247
Unrealized gain (loss) on available-for-sale securities, net	11,500	(137)
	$ 333,001	$ 268,034

Great Southern Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2009, 2008 and 2007

	2009	2008	2007
		(In Thousands)	
Statements of Operations			
Income			
Dividends from subsidiary bank	$ 11,750	$ 40,000	$ 10,000
Interest and dividend income	34	114	8
Net realized losses on impairments of available-for-sale securities	(533)	(1,718)	—
Other income (loss)	(4)	145	1
	11,247	38,541	10,009
Expense			
Provision for loan losses	—	29,579	—
Operating expenses	972	1,091	1,109
Interest expense	773	1,462	1,914
	1,745	32,132	3,023
Income before income tax and equity in undistributed earnings of subsidiaries	9,502	6,409	6,986
Credit for income taxes	(601)	(11,716)	(972)
Income before equity in earnings of subsidiaries	10,103	18,125	7,958
Equity in undistributed earnings of subsidiaries	54,944	(22,553)	21,341
Net income (loss)	$ 65,047	$ (4,428)	$ 29,299

Great Southern Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2009, 2008 and 2007

	2009	2008	2007
		(In Thousands)	
Statements of Cash Flows			
Operating Activities			
Net income (loss)	$ 65,047	$ (4,428)	$ 29,299
Items not requiring (providing) cash			
Equity in undistributed earnings of subsidiary	(54,944)	22,553	(21,341)
Depreciation	1	7	10
Provision for loan losses	—	29,579	—
Net realized gains on sale of fixed assets	(5)	(151)	—
Net realized losses on impairments of available-for-sale securities	533	1,718	—
Net realized (gains) losses on other investments	9	8	(1)
Changes in			
Prepaid expenses and other assets	(10)	5	(3)
Accounts payable and accrued expenses	(212)	(134)	189
Income taxes	611	(565)	(12)
Net cash provided by operating activities	11,030	48,592	8,141
Investing Activities			
Investment in subsidiaries	(15,000)	(10,500)	—
Return of principal - other investments	10	—	—
Purchase of fixed assets	—	(34)	—
Proceeds from sale of fixed assets	16	300	—
Purchase of loans	—	(30,000)	—
Net change in loans	—	421	—
Purchase of available-for-sale securities	(500)	(620)	(2,006)
Net cash used in investing activities	(15,474)	(40,433)	(2,006)
Financing Activities			
Proceeds from issuance of preferred stock and related common stock warrants	—	58,000	—
Proceeds from issuance of trust preferred debentures	—	—	5,000
Dividends paid	(12,376)	(9,637)	(8,981)
Stock options exercised	695	494	1,673
Company stock purchased	—	(408)	(8,756)
Net cash provided by (used in) financing activities	(11,681)	48,449	(11,064)
Increase (Decrease) in Cash	(16,125)	56,608	(4,929)
Cash, Beginning of Year	60,943	4,335	9,264
Cash, End of Year	$ 44,818	$ 60,943	$ 4,335
Additional Cash Payment Information			
Interest paid	$937	$1,559	$1,751

Note 26: Preferred Stock and Common Stock Warrant

On December 5, 2008, as part of the Troubled Asset Relief Program (TARP) Capital Purchase Program of the United States Department of the Treasury (Treasury), the Company entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "Purchase Agreement") with Treasury, pursuant to which the Company (i) sold to Treasury 58,000 shares of the Company's Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), having a liquidation preference amount of $1,000 per share, for a purchase price of $58.0 million in cash and (ii) issued to Treasury a ten-year warrant (the "Warrant") to purchase 909,091 shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at an exercise price of $9.57 per share.

The Series A Preferred Stock will qualify as Tier 1 capital and will pay cumulative dividends on the liquidation preference amount on a quarterly basis at a rate of 5% per annum for the first five years, and 9% per annum thereafter. Subject to Treasury's consultation with the Board of Governors of the Federal Reserve System, the Series A Preferred Stock is redeemable at the option of the Company in whole or in part at a redemption price of 100% of the liquidation preference amount plus any accrued and unpaid dividends.

The exercise price of and number of shares of Common Stock underlying the Warrant are subject to customary anti-dilution adjustments. Treasury has agreed not to exercise voting power with respect to any shares of Common Stock issued to it upon exercise of the Warrant. Upon redemption of the Series A Preferred Stock, the warrant may be repurchased by the Company from Treasury at its fair market value as agreed-upon by the Company and Treasury.

The securities purchase agreement between the Company and Treasury provides that prior to the earlier of (i) December 5, 2011, and (ii) the date on which all of the shares of the Series A Preferred Stock have been redeemed by the Company or transferred by Treasury to third parties, the Company may not, without the consent of Treasury, (a) pay a cash dividend on the Company's common stock of more than $0.18 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire shares of the Company's common stock or preferred stock, other than the Series A Preferred Stock, or trust preferred securities. In addition, under the terms of the Series A Preferred Stock, the Company may not pay dividends on its common stock unless its is current in its dividend payments on the Series A Preferred Stock.

The proceeds from the TARP Capital Purchase Program were allocated between the Series A Preferred Stock and the Warrant based on relative fair value, which resulted in an initial carrying value of $55.5 million for the Series A Preferred Shares and $2.5 million for the Warrant. The resulting discount to the Series A Preferred Shares of $2.5 million will accrete on a level-yield basis over five years ending December 2013 and is being recognized as additional preferred stock dividends. The fair value assigned to the Series A Preferred Shares was estimated using a discounted cash flow model. The discount rate used in the model was based on yields on comparable publicly traded perpetual preferred stocks. The fair value assigned to the warrant was based on a Black Scholes option-pricing model using several inputs, including risk-free rate, expected stock price volatility and expected dividend yield.

The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). In accordance with the Purchase Agreement, the Company subsequently registered the Series A Preferred Stock, the Warrant and the shares of Common Stock underlying the Warrant under the Securities Act.

Note 27: Acquisitions

On March 20, 2009, the Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits (excluding brokered deposits) and acquire certain assets of TeamBank, N.A., a full service commercial bank headquartered in Paola, Kansas.

TeamBank operated 17 locations in Kansas, Missouri and Nebraska. The Bank assumed approximately $511 million of the deposits of TeamBank at a premium of $4.9 million. Additionally, the Bank purchased approximately $436 million in loans, additional loan commitments and $6 million of foreclosed assets held for sale at a discount of $100 million. The loans, commitments and foreclosed assets held for sale purchased are covered by a loss sharing agreement between the FDIC and the Bank which affords the Bank significant protection as discussed in *Note 5*. In addition, the Bank purchased cash and cash equivalents and investment securities of TeamBank valued at $195 million, and assumed $80 million in Federal Home Loan Bank advances. The Bank has agreed to buy substantially all primary banking center buildings available for purchase from the FDIC as discussed in *Note 17*.

The Bank recorded a preliminary one-time gain of $27.8 million based upon the initial estimated fair value of the assets acquired and liabilities assumed in accordance with FASB ASC 805 (SFAS No. 141(R), *Business Combinations*). FASB ASC 805 allows a measurement period of up to one year to adjust initial fair value estimates as of the acquisition date. Subsequent to the initial fair value estimate calculations in the first quarter of 2009, additional information was obtained about the fair value of assets acquired and liabilities assumed as of March 20, 2009, which resulted in adjustments to the initial fair value estimates. Most significantly, additional information (as of the acquisition date) was obtained on the credit quality of certain loans as of the acquisition date which resulted in increased fair value estimates of the acquired loan pools. The fair values of these loan pools were adjusted and the provisional fair values finalized. These adjustments resulted in a $16.1 million increase to the first quarter 2009 initial one-time gain of $27.8 million. Thus, the final first quarter 2009 gain was $43.9 million related to the fair value of the acquired assets and assumed liabilities. Based upon the acquisition date fair values of the net assets acquired, no goodwill was recorded.

On September 4, 2009, the Bank entered into a purchase and assumption agreement with loss share with the FDIC to assume all of the deposits and acquire certain assets of Vantus Bank, a full service thrift headquartered in Sioux City, Iowa.

Vantus Bank operated 15 locations in Iowa and Nebraska. The Bank assumed approximately $350 million of the deposits of Vantus Bank at a premium of $1.7 million. Additionally, the Bank purchased approximately $332 million in loans, additional loan commitments and $6 million of foreclosed assets held for sale at a discount of $75 million. The loans, commitments and foreclosed assets held for sale purchased are covered by a loss sharing agreement between the FDIC and the Bank which affords the Bank significant protection as discussed in *Note 5*. In addition, the Bank also purchased cash and cash equivalents and investment securities of Vantus Bank valued at $36 million, and assumed $84 million in borrowings from the Federal Home Loan Bank and the Federal Reserve Bank. The Bank anticipates buying all primary banking center buildings available for purchase from the FDIC as discussed in *Note 17*.

The Bank determined the acquisition of the net assets of Vantus Bank constitutes a business acquisition in accordance with FASB ASC 805. Therefore, assets acquired and liabilities assumed were recorded on a preliminary basis at fair value on the date of acquisition, after adjustment for expected loss recoveries under the loss sharing agreement described in *Note 5*. Based upon the preliminary acquisition date fair values of the net assets acquired, no goodwill was recorded. The transaction resulted in a gain of $45.9 million for the year ended December 31, 2009.

Both TeamBank and Vantus Bank presented attractive franchises for the Company to acquire because they provided immediate core deposit growth at a low cost of funds. Also attractive were the opportunities they presented for expansion into nonoverlapping yet complementary markets through banking centers which, for the most part, held strong market positions. The Company also benefits from significant reductions of credit risk due to the loss sharing agreements with the FDIC which are part of these transactions.

DIRECTORS

Directors of
Great Southern Bancorp, Inc.
and Great Southern Bank

Back row

Joseph W. Turner
President and
Chief Executive Officer

Larry D. Frazier
Board Member
Retired - Hollister, MO

William E. Barclay
Board Member
Retired - Springfield, MO

Thomas J. Carlson
Board Member
President, Mid America
Management, Inc.

Front row

Julie T. Brown
Board Member
Shareholder, Carnahan, Evans,
Cantwell & Brown, P.C.

William V. Turner
Chairman of the Board

Earl A. Steinert, Jr.
Board Member
Co-owner, EAS Investment
Enterprises, Inc./CPA





GREAT SOUTHERN LEADERSHIP TEAM

Left to right

Steve Mitchem*
Chief Lending Officer

Kelly Polonus
Director of Corporate Communications

Doug Marrs*
Director of Operations/Secretary

Rex Copeland*
Chief Financial Officer/Treasurer

Byron Robison
Insurance Agency Manager

Lin Thomason*
Director of Information Services

Shannon Thomason
Director of Internal Audit and
Compliance Officer

Joe Turner*
President and
Chief Executive Officer

Tammy Baurichter
Controller

Kris Conley
Director of Business Line
Development

Teresa Chasteen-Calhoun
Director of Marketing

Matt Snyder
Director of Human Resources

Bryan Tiede
Director of Risk Management

Debbie Flowers
Director of Credit Risk Management

Barby Pohl
Director of Retail Banking

*Executive Officer

